SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of	May	2015
Commission File Number	000-29898
BlackBerry Limited
(Translation of registrant’s name into English)
2200 University Avenue East, Waterloo, Ontario, Canada N2K 0A7
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F	X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

DOCUMENTS INCLUDED AS PART OF THIS REPORT
Document

1	Notice of Availability of Proxy Materials for Annual and Special Meeting

2	Notice of Annual and Special Meeting of the Shareholders

3	Management Information Circular

4	Form of Proxy

This Report on Form 6-K is incorporated by reference into the Registration Statements on Form S-8 of the Registrant, which were originally filed with the Securities and Exchange Commission on March 28, 2002 (File No. 333-85294), October 21, 2002 (File No. 333-100684), April 28, 2008 (File No. 333-150470), October 3, 2011 (File No. 333-177149), July 10, 2013 (File No. 333-189880), December 20, 2013 (File Nos. 333-192986 and 333-192987) and July 25, 2014 (File No. 333-197636).

DOCUMENT 1

BlackBerry

Have questions about this notice? Call the Toll Free Number below or scan the QR code to find out more

Toll Free – 1-866 964-0492

www.computershare.com/noticeandaccess

Notice of Availability of Proxy Materials for BLACKBERRY LIMITED Annual and Special Meeting

Meeting Date and Location:

When: June 23, 2015
10:00 am (Eastern Time)

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Canadian securities regulators have adopted rules which allow BlackBerry Limited (the "**Company**") to post its information circular (the "**Circular**") for its 2015 annual and special meeting of shareholders (the "**Meeting**") online rather than mailing the Circular to shareholders. Pursuant to these rules, known as "notice–and–access", the Company is permitted, as an alternative to sending the Circular to shareholders, to provide shareholders with a notice containing, among other things, (1) information about how to access the Circular online, (2) directions on how to obtain a paper copy of the Circular and (3) information on how to vote their shares.

This notice (the "**Notice**") is being sent to you pursuant to the "notice–and–access" rules. This Notice provides the information described above as well as a brief description of the items to be voted on at the Meeting. Also enclosed with this letter is a Voting Instruction Form or Proxy that you can use to vote your common shares of the Company ("**Common Shares**"). Please see "Voting" below for more information on voting.

We remind you to access and review all of the important information contained in the Circular and other proxy materials before voting.

The Circular and other relevant materials are available at:

www.envisionreports.com/BlackBerry2015

OR

www.sedar.com

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How to Obtain Paper Copies of the Proxy Materials

Securityholders may request to receive paper copies of the current meeting materials by mail at no cost. Requests for paper copies may be made using your Control Number as it appears on your enclosed Voting Instruction Form or Proxy. To ensure you receive the materials in advance of the voting deadline and meeting date, all requests must be received no later than June 13, 2015. If you do request the current materials, please note that another Voting Instruction Form/Proxy will not be sent; please retain your current one for voting purposes.

For Holders with a 15 digit Control Number:

Request materials by calling Toll Free, within North America - 1-866-962-0498 or direct, from Outside of North America - (514) 982-8716 and entering your control number as indicated on your Voting Instruction Form or Proxy.

To obtain paper copies of the materials after the meeting date, please contact 1-519-888-7465 ext. 75950

For Holders with a 16 digit Control Number:

Request materials by calling Toll Free, within North America 1-877-907-7643 and entering your control number as indicated on your Voting Instruction Form.

To obtain paper copies of the materials after the meeting date, please contact 1-519-888-7465 ext. 75950

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Securityholder Meeting Notice

The resolutions to be voted on at the Meeting are listed below along with the sections within the Circular where disclosure regarding the matter can be found.

1. **Election of Directors - Section in Information Circular:**
Business to be Transacted at the Meeting - Election of Directors

2. **Appointment of Auditors - Section in Information Circular:**
Business to be Transacted at the Meeting - Re-appointment of Independent Auditors and Authorization of Directors to Fix the Auditors' Remuneration

3. **Approval of the Employee Share Purchase Plan - Section in the Information Circular:**
Business to be Transacted at the Meeting - Approval of the Employee Share Purchase Plan

4. **Amendment to the Equity Incentive Plan - Section in the Information Circular:**
Business to be Transacted at the Meeting - Amendment to the Equity Incentive Plan

5. **Advisory Vote on Executive Compensation - Section in the Information Circular:**
Business to be Transacted at the Meeting - Advisory Vote on Executive Compensation

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Voting

PLEASE NOTE - YOU CANNOT VOTE BY RETURNING THIS NOTICE. You may vote your Common Shares online, by phone or by mail. Please refer to the directions on your Voting Instruction Form or Proxy for instructions on how to vote using these methods. You may also vote in person by following the instructions on your Voting Instruction Form or Proxy and in the section of the Circular titled "Questions and Answers on Voting Rights and Solicitation of Proxies". Note that many intermediaries require Voting Instruction Forms to be returned one business day prior to the date on which proxies must be deposited with Computershare Investor Services Inc., which is **Friday, June 19, 2015**, or at least 48 hours (excluding Saturdays, Sundays and holidays) before any adjourned or postponed Meeting. To ensure that you have the necessary information about the matters to be voted on at the Meeting, you should review the Circular before casting your vote.

For further information on voting your Common Shares, including voting in person, at the Meeting, please see the "Questions and Answers on Voting Rights and Solicitation of Proxies" section of the Circular.

PLEASE VIEW THE INFORMATION CIRCULAR PRIOR TO VOTING

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Annual Financial statement delivery

- Only Registered and Beneficial holders who opted to receive one

015AMA

DOCUMENT 2

BLACKBERRY LIMITED
Notice of Annual and Special Meeting of the Shareholders
NOTICE IS HEREBY GIVEN THAT the Annual and Special Meeting of the shareholders (the “Meeting”) of BlackBerry Limited (the “Company”) will be held on June 23, 2015, at the Humanities Theatre, University of Waterloo, 200 University Avenue West, Waterloo, Ontario N2L 3G1, at 10:00 a.m. (Eastern Daylight Time) for the following purposes:

1.	TO RECEIVE and consider the consolidated financial statements of the Company for the fiscal year ended February 28, 2015 and the auditor’s report thereon;

2.	TO ELECT the directors of the Company;

3.	TO RE-APPOINT the auditors of the Company and to authorize the board of directors to fix the auditors’ remuneration;

4.	TO CONSIDER a resolution to adopt an employee share purchase plan of the Company;

5.	TO CONSIDER a resolution to approve an amendment to the Company’s equity incentive plan relating to an increase in the number of Common Shares issuable thereunder;

6.	TO CONSIDER an advisory (non-binding) resolution on executive compensation; and

7.	TO TRANSACT such further and other business as may properly come before the Meeting or any adjournment or adjournments thereof.
Details of the foregoing transactions are contained in the accompanying management information circular. The management information circular is deemed to form part of this notice.
A registered shareholder wishing to be represented by proxy at the Meeting or any adjournment thereof must complete the enclosed form of proxy and deposit it with the Company’s transfer agent and registrar, Computershare Investor Services Inc., 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1 Attention: Proxy Department, on or before 10:00 a.m. (Eastern Daylight Time) on June 19, 2015 or at least 48 hours, excluding Saturdays, Sundays and holidays, prior to any adjournment or postponement of the Meeting at which the proxy is to be used. If you hold your shares through a broker or other intermediary, you should follow the procedures provided by your broker or intermediary.
Non-registered/beneficial shareholders may be subject to earlier voting deadlines as specified in their proxy or voting instructions.
Shareholders who are unable to attend the Meeting in person are requested to date, complete, sign and return the enclosed form of proxy so that as large a representation as possible may be available for the Meeting.
DATED at Waterloo, Ontario this 11th day of May, 2015.
BY ORDER OF THE BOARD

(signed)    John Chen, Executive Chair

DOCUMENT 3

BLACKBERRY LIMITED

Management Information Circular

for the

Annual and Special Meeting of Shareholders

Tuesday, June 23, 2015

TABLE OF CONTENTS

NOTICE TO UNITED STATES SHAREHOLDERS	1
CURRENCY	1
QUESTIONS AND ANSWERS ON VOTING RIGHTS AND SOLICITATION OF PROXIES	2
BUSINESS TO BE TRANSACTED AT THE MEETING	6
1. Presentation of Financial Statements	6
2. Election of Directors	6
3. Re-appointment of Independent Auditors and Authorization of Directors to fix the Auditors’ Remuneration	13
4. Approval of the Employee Share Purchase Plan	14
5. Amendment to the Equity Incentive Plan	16
6. Advisory Vote on Executive Compensation	17
EXECUTIVE COMPENSATION	18
DIRECTOR COMPENSATION	41
INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS	43
DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE	43
INDEMNIFICATION	43
INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON	43
SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS	43
REPORT ON CORPORATE GOVERNANCE PRACTICES	53
BOARD COMMITTEES	55
ADDITIONAL INFORMATION	57
APPROVAL	58

Schedule A - Employee Share Purchase Plan	A-1
Schedule B - Say On Pay Policy	B-1
Schedule C - Corporate Governance Practices	C-1
Schedule D - Mandate of the Board of Directors of BlackBerry Limited	D-1
NOTICE TO UNITED STATES SHAREHOLDERS
The solicitation of proxies by BlackBerry Limited, formerly Research In Motion Limited (the “Company” or “BlackBerry”), is not subject to the requirements of Section 14(a) of the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), and Regulation 14A thereunder, by virtue of an exemption applicable to proxy solicitations by “foreign private issuers” as defined in Rule 3b-4 under the U.S. Exchange Act. Accordingly, this management information circular (the “Management Information Circular”) has been prepared in accordance with the applicable disclosure requirements in Canada. Shareholders in the United States should be aware that such requirements are different than those of the United States applicable to proxy statements under the U.S. Exchange Act.
CURRENCY
In this Management Information Circular, unless otherwise specified herein, all references to dollar amounts are to U.S. dollars. Unless otherwise noted, all Canadian dollar amounts have been converted into U.S. dollars at the following Bank of Canada average noon exchange rates:
Fiscal 2015: U.S. $1.00 = CDN $1.1254
Fiscal 2014: U.S. $1.00 = CDN $1.0462
Fiscal 2013: U.S. $1.00 = CDN $0.9990
Any amounts in Canadian dollars have been highlighted by the inclusion of the prefix “CDN” before a specified dollar amount.

This Management Information Circular is furnished in connection with the solicitation of proxies by management of the Company for use at the annual and special meeting of the shareholders of the Company to be held on Tuesday, June 23, 2015 at 10:00 a.m. (the “Meeting”) at the Humanities Theatre, University of Waterloo, 200 University Avenue West, Waterloo, Ontario N2L 3G1 and at any adjournment thereof for the purposes set forth in the enclosed notice of meeting (“Notice of Meeting”). A form of proxy or voting instruction form accompanies this Management Information Circular. Unless otherwise indicated, the information in this Management Information Circular is given as at May 11, 2015.
QUESTIONS AND ANSWERS ON VOTING RIGHTS AND
SOLICITATION OF PROXIES

1.	Who is soliciting my proxy?
Proxies are being solicited by management of the Company for use at the Meeting. Proxies will be solicited primarily by mail, but may also be solicited personally, by telephone, electronic mail or by facsimile by employees of the Company at nominal costs. Management may also retain one or more proxy solicitation firms to solicit proxies on its behalf by telephone, electronic mail or by facsimile. Management expects that the costs of retaining a proxy solicitation firm or firms would not exceed $50,000. The costs of solicitation by management will be borne by the Company.
The Company may pay the reasonable costs incurred by persons who are the registered but not beneficial owners of common shares of the Company (“Common Shares”) such as brokers, dealers, other registrants under applicable securities laws, nominees or custodians, in sending or delivering copies of this Management Information Circular, the Notice of Meeting and form of proxy or voting instruction form to the beneficial owners of Common Shares. The Company will provide, without cost to such persons, upon request to the Corporate Secretary of the Company, additional copies of these documents required for this purpose.

2.	How can I receive information about the Meeting?
This year, the Company is again using the “notice-and-access” system recently adopted by the Canadian Securities Administrators for the delivery of proxy materials to registered and beneficial shareholders through the following website: www.envisionreports.com/BlackBerry2015. As a result, the Company mailed a notice about the website availability of the proxy materials to registered and beneficial shareholders who had previously been receiving a paper copy of the proxy materials. Registered and beneficial shareholders have the ability to access the proxy materials on the above website and to request a paper copy of the proxy materials. Instructions on how to access the proxy materials through the above website or to request a paper copy are found in the notice. Those shareholders with existing instructions on their account to receive paper material will receive a paper copy of this Management Information Circular and the Company’s Annual Report.
The Company is not sending proxy-related materials directly to non-objecting beneficial owners of Common Shares, but will make delivery through intermediaries. The Company will pay for intermediaries to deliver proxy-related materials to both non-objecting and objecting beneficial owners of Common Shares.

3.	On what items am I voting?
You are being asked to vote on five items:

(1)	the election of directors to the Company’s board of directors (the “Board”);

(2)	the re-appointment of Ernst & Young LLP as the Company’s independent auditors and the authorization of the Board to fix the auditors’ remuneration;

(3)	a resolution adopting the employee share purchase plan of the Company (the “ESPP”), as more particularly described in this Management Information Circular;

(4)	a resolution approving an amendment to the Company’s equity incentive plan (the “Equity Incentive Plan”), relating to an increase in the number of Common Shares issuable thereunder; and

(5)	a non-binding advisory vote on the Company’s approach to executive compensation as described in this Management Information Circular.

4.	Who is eligible to vote?
Holders of Common Shares registered on the books of the Company at the close of business on May 6, 2015 (the “Record Date”) and their duly appointed representatives are eligible to vote at the Meeting.

5.	How can I vote?
If you are a registered shareholder, you may vote your Common Shares in person at the Meeting or you may sign the enclosed form of proxy appointing the persons named in the proxy or some other person or company you choose, who need not be a shareholder of the Company, to represent you as a proxyholder and vote your Common Shares.
If your Common Shares are registered in the name of an intermediary, such as a bank, trust company, securities broker, trustee, custodian, or other nominee who holds your Common Shares on your behalf (an “Intermediary”), or in the name of a clearing agency in which your Intermediary is a participant, please see the answer to the question “How do I vote if my Common Shares are held in the name of an Intermediary?”

6.	How do I vote my shares in person at the Meeting?
If you are a registered shareholder and plan to attend the Meeting on June 23, 2015 and wish to vote your Common Shares in person, do not complete the enclosed form of proxy as you will be voting your Common Shares in person and your vote will be taken and counted at the Meeting. Please register with the Company’s transfer agent, Computershare Investor Services Inc. (the “Transfer Agent”), upon arrival at the Meeting.

7.	What happens if I sign the enclosed form of proxy?
Signing the enclosed form of proxy gives authority to John Chen, Chief Executive Officer of the Company and Executive Chair of the Board, or failing him, Prem Watsa, Lead Director of the Board, to vote your Common Shares at the Meeting in accordance with your instructions. You have the right to appoint a person or company (who need not be a shareholder of the Company), other than the persons designated in the enclosed form of proxy, to represent you at the Meeting. This right may be exercised by inserting the name of such person or company in the blank space provided in the proxy or by completing another proper form of proxy.

8.	What should I do with my completed form of proxy?
If you wish to be represented by proxy at the Meeting or any adjournment thereof you must, in all cases, deposit the completed proxy with Computershare Investor Services Inc., 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1 Attention: Proxy Department, on or before 10:00 a.m. (Eastern Daylight Time) on Friday, June 19, 2015 or at least 48 hours, excluding Saturdays, Sundays and holidays, prior to any adjournment or postponement of the Meeting at which the proxy is to be used. A proxy should be executed by you or your attorney duly authorized in writing or, if the shareholder is a corporation, by a duly authorized officer or attorney thereof.

9.	How will my shares be voted if I give my proxy?
The Common Shares represented by proxies in favour of persons named therein will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for and, if a shareholder specifies a choice with respect to any matter to be acted upon at the Meeting, the Common Shares represented by proxy will be voted accordingly. If a specification is not made with respect to any matter, the enclosed form of proxy confers discretionary authority and will be voted as follows:

1)	FOR the election as directors of each of the individuals listed herein as proposed nominees;

2)	FOR the re-appointment of Ernst & Young LLP as independent auditors of the Company and the authorization of the Board to fix the auditors’ remuneration;

3)	FOR the resolution approving the ESPP, as described in this Management Information Circular;

4)	FOR the resolution amending the Equity Incentive Plan, as described in this Management Information Circular; and

5)	FOR the non-binding advisory resolution to accept the Company’s approach to executive compensation as described in this Management Information Circular.

10.	If I change my mind, can I revoke my proxy once I have given it?
In addition to any other manner permitted by law, you may revoke a proxy before it is exercised by instrument in writing executed in the same manner as a proxy and deposited to either (i) the attention of the Corporate Secretary of the Company at the registered office of the Company at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used or (ii) with the Chair of the Meeting on the day of the Meeting or any adjournment thereof.

11.	What if amendments are made to the matters identified in the Notice of Meeting or other business comes before the Meeting?
The enclosed form of proxy confers discretionary authority upon the persons named therein to vote with respect to any amendments or variations to the matters identified in the Notice of Meeting and with respect to any other matters that may properly come before the Meeting in such manner as the persons named therein in their judgment may determine. At the date hereof, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

12.	What constitutes a quorum at the Meeting?
The presence of two shareholders or proxyholders entitled to cast votes representing at least 25% of the outstanding Common Shares will constitute a quorum at the Meeting or any adjournment of the Meeting. The Company’s list of shareholders as of the Record Date has been used to deliver to shareholders the Notice of Meeting and this Management Information Circular as well as to determine who is eligible to vote at the Meeting.

13.	How many shares are entitled to vote?
The authorized share capital of the Company consists of an unlimited number of Common Shares, Class A Shares and Preferred Shares. 529,434,600 Common Shares are issued and outstanding as of the Record Date, each of which carries the right to one vote on all matters that may come before the Meeting. No Class A Shares or Preferred Shares are currently issued and outstanding.

14.	Who are the principal shareholders of the Company?
To the knowledge of the directors and officers of the Company, no person or company beneficially owns, or controls or directs, directly or indirectly, voting securities carrying 10% or more of the voting rights attached to any class of voting securities of the Company, other than PRIMECAP Management Company (“Primecap”). According to public filings, at February 10, 2015, Primecap beneficially owned 60,476,157 Common Shares, representing approximately 11.4% of the outstanding Common Shares, and had the sole power to vote or direct the vote of 30,879,900 of such shares, representing approximately 5.8% of the outstanding Common Shares.

15.	How do I vote if my Common Shares are held in the name of an Intermediary?
The information set forth below is of significant importance to many shareholders of the Company, as a substantial number of shareholders do not hold their Common Shares in their own name, and thus are non-registered shareholders. Non-registered shareholders should note that only proxies deposited by shareholders whose names appear on the records of the Company as the registered holders of Common Shares can be recognized and acted upon at the Meeting. Common Shares held by an Intermediary can only be voted by the Intermediary (for, withheld or against resolutions) upon the instructions of the non-registered shareholder. Without specific instructions, Intermediaries are prohibited from voting Common Shares.
In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of a notice about the website availability of the proxy materials and a request for voting instructions (the “Notice Package”) to the clearing agencies and Intermediaries for onward distribution to registered and non-registered shareholders. The Company will not send the Notice Package directly to non-registered shareholders. It will pay the reasonable costs incurred by Intermediaries to forward the Notice Package to non-registered shareholders. Non-registered shareholders with existing instructions on their account to receive paper material will receive a paper copy of this Management Information Circular and the Company’s Annual Report.

Non-registered shareholders will be given, in substitution for the proxy sent to registered shareholders, a voting instruction form which, when properly completed and signed by the non-registered shareholder and returned to the Intermediary, will constitute voting instructions which the Intermediary must follow.

If you are a non-registered shareholder, you should ensure that instructions respecting the voting of your Common Shares are communicated in a timely manner and in accordance with the instructions provided by your Intermediary. Applicable regulatory rules require Intermediaries to seek voting instructions from non-registered shareholders in advance of shareholders’ meetings. Every Intermediary has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by non-registered shareholders in order to ensure that their Common Shares are voted at the Meeting.
A non-registered shareholder who wishes to vote in person may attend the Meeting as proxyholder for the Intermediary and vote their non-registered shareholders’ Common Shares in that capacity. If you are a non-registered shareholder who wishes to attend the Meeting and vote your Common Shares, you should enter your own name in the blank space on the form of proxy provided to you by your Intermediary and return it to the Intermediary in accordance with the instructions provided by the Intermediary.

16.	Is my vote confidential?
Under normal conditions, confidentiality of voting is maintained by virtue of the fact that the Transfer Agent tabulates proxies and votes. However, such confidentiality may be lost as to any proxy or ballot if a question arises as to its validity or revocation or any other like matter. Loss of confidentiality may also occur if the Board decides that disclosure is in the interest of the Company or its shareholders.

17.	Electronic voting at the meeting.
Voting on all proposals at the Meeting will be made through the use of electronic ballots. This allows the Company to expedite the voting process and present the final votes on screen at the Meeting. On arrival at the Meeting, all shareholders entitled to vote will be required to register with the Transfer Agent and given a hand-held device containing a personalized smart card with details of their shareholding to be used for the electronic vote. After each proposal is put to the Meeting by the Chair or by the Secretary of the Meeting, you will be asked to cast your vote by pressing a button on your keypad. All the votes represented by shareholders present at the Meeting will be counted and added to those received by proxy, and the final votes will be shown on screen at the Meeting. If you have already voted by proxy you will not need a hand-held device. However should you wish to change your vote, you will still be able to do so at the Meeting using the hand-held device, and your vote on the day of the Meeting will replace your vote by proxy.

18.	What if I have other questions?
If you have a question regarding the Meeting, please contact Computershare Investor Services Inc., as follows:
By Mail:        100 University Avenue, 8th Floor, Toronto, ON M5J 2Y1
By Telephone:     1-800-564-6253
By Internet:     investorcentre.com

BUSINESS TO BE TRANSACTED AT THE MEETING

1.	Presentation of Financial Statements
The audited consolidated financial statements of the Company for the fiscal year ended February 28, 2015 (“Fiscal 2015”), and the report of the auditors thereon, will be placed before the Meeting. These audited comparative consolidated financial statements, which are included in the Company’s Annual Report on Form 40-F, were mailed to the Company’s registered and beneficial shareholders who requested it. The Company’s Annual Report on Form 40-F is available on the Company’s website at www.blackberry.com and on the System for Electronic Document Analysis and Retrieval (SEDAR) in Canada at www.sedar.com, and on the U.S. Securities and Exchange Commission’s EDGAR system at www.sec.gov.

2.	Election of Directors
The Company’s articles of amalgamation provide for the Board to consist of a minimum of one and a maximum of fifteen directors. Ms. Claudia Kotchka is not standing for re-election to the Board. As a result, the number of directors to be elected at the Meeting has been fixed by the Board at six. All of the proposed nominees are currently directors of the Company and have been directors since the dates indicated below. Each director elected at the Meeting will hold office until the next annual meeting of shareholders or until his or her successor is duly elected or appointed. During the current fiscal year, the Board intends to increase its membership, taking into consideration the Board’s composition, experience and activity level.
Unless the shareholder directs that his or her Common Shares be otherwise voted or withheld from voting in connection with the election of any particular director or directors, the persons named in the enclosed form of proxy will vote FOR the election of each of the six nominees whose names are set forth below. Management does not contemplate that any of the following nominees will be unable to serve as a director but if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy will have the right to vote for another nominee in their discretion.
The following pages set out the names of the proposed nominees for election as directors together with, as applicable, their independence or non-independence under applicable securities laws and stock exchange rules, province or state and country of residence, age, year first elected or appointed as a director of the Company, present principal occupation, current membership on standing committees of the Board, record of attendance at meetings of the Board and its standing committees, directorships of other publicly-traded companies during the preceding five years and board interlocks. Also indicated for each person proposed as a director are the number and value on the Record Date of Common Shares beneficially owned, directly or indirectly, or over which control was exercised and the number of deferred share units (“DSUs”) credited to the director under the Company’s deferred share unit plan for directors (the “DSU Plan”)(1)(2).

(1)
The value of Common Shares/DSUs as of the Record Date was calculated using the closing price of the Common Shares on the NASDAQ Global Select Market (“NASDAQ”) on the Record Date, which was $9.80 per Common Share.

(2)
The following tables reflect Common Share and DSU ownership or control only and do not reflect stock option or restricted share unit information for certain of the directors. Directors who are also officers of the Company are not compensated for Board service and do not receive DSUs. Restricted share unit information for Mr. Chen is reported under “Executive Compensation” in this Management Information Circular.

John Chen, California, United States (Non-Independent Director)

Mr. Chen, 59, has served as Chief Executive Officer of the Company and Executive Chair of the Board since November 2013. Prior to joining the Company, Mr. Chen was the Chairman and Chief Executive Officer of Sybase Inc. from 1998 to 2012. Prior to Sybase, Mr. Chen held executive positions at Siemens AG, Pyramid Technology Corp. and Burroughs Corp. He started his career as a design engineer with Unisys Corp. Mr. Chen has a bachelor’s degree in electrical engineering from Brown University and a master’s degree in electrical engineering from California Institute of Technology (Caltech). Mr. Chen holds several honorary degrees and has received awards and honors for his leadership in building U.S.-Asia relations. Mr. Chen was appointed to serve on the President’s Export Council in 2005 and was appointed as co-chair of the Secure Borders and Open Doors Advisory Committee in 2006. He has also chaired the U.S-China Policy Advisory Roundtable for the Center for Strategic and International Studies. Mr. Chen is also a Special Advisor to Silver Lake, a private investment firm, and a trustee of Caltech.

Board/Committee Membership		Attendance	Public Board Membership in Past Five Years & Interlock
			Name of Issuer	Period of Service
Board	6/6	100%	Current Boards The Walt Disney Company Wells Fargo & Company Other Boards in Past 5 Years Sybase Inc. Board Interlock None	2004 - present 2006 - present
Overall attendance	6/6	100%
Areas of Expertise
- Advanced Technology - Industry and Research Experience - Executive Leadership - Strategic Leadership - International Business
Securities Held
	Common Shares (#)	DSUs (#)	Total Common Shares/DSUs (#)	Total value of Common Shares/DSUs
As of the Record Date	50,000	N/A	50,000	$490,000
Annual Meeting Voting Results
Year	Votes For	% of Votes For	Votes Withheld	% of Votes Withheld
2014	169,540,058	93.48	11,820,270	6.52

Michael A. Daniels, Virginia, United States (Independent Director)

Mr. Daniels, 68, has served as a director of the Company since October 2014. Mr. Daniels currently serves on the board of directors of Mercury Systems, Inc. and CACI International Inc. and as Chairman of Invincea, Inc. Mr. Daniels also currently serves as a director of the Northern Virginia Technology Council, the Virginia Chamber of Commerce, and as Chairman of the Logistics Management Institute. He also leads the National Advisory Board of the American Enterprise Institute Center for Internet, Communications and Technology Policy. Mr. Daniels previously held various senior management positions at Science Applications International Corporation (“SAIC”) from 1986 to 2004. While at SAIC, Mr. Daniels identified and acquired Network Solutions, Inc. and served as Chairman from 1995 until 2000 when the company was acquired by VeriSign, Inc. Mr. Daniels was Chairman and CEO of Mobile 365, Inc. from 2005 until the sale of the company to Sybase Inc. in 2006. He then served as a director of Sybase from 2007 to 2010. He has also served as Chairman of GlobalLogic Inc. and as a director of VeriSign, Inc., Apogen Technologies, Inc. and Telcordia Technologies, Inc.

Board/Committee Membership	Attendance	Public Board Membership in Past Five Years & Interlock
Name of Issuer	Period of Service
Board[1]	2/2	100%	Current Boards Mercury Systems, Inc. CACI International Inc. Other Boards in Past 5 Years Sybase Inc. Board Interlock None	2010 - present 2013 - present
Compensation, Nomination and Governance Committee[2]	1/1	100%
Overall attendance	3/3	100%
Areas of Expertise
- Advanced Technology - Cyber Security - Public Company Board Experience - U.S. Government Advisory Experience
Securities Held
Common Shares (#)	DSUs (#)	Total Common Shares/DSUs (#)
As of the Record Date	0	6,866	6,866	$67,287
Annual Meeting Voting Results
Year	Votes For	% of Votes For	Votes Withheld
2014	N/A	N/A	N/A	N/A

1.	Mr. Daniels’ attendance reflects his appointment to the Board in October 2014, after which there were two meetings of the Board in Fiscal 2015.

2.
Mr. Daniels’ attendance reflects his appointment to the Compensation, Nomination and Governance Committee of the Board (the “CNG Committee”) in October 2014, after which there was one meeting of such committee in Fiscal 2015.

Timothy Dattels, Hong Kong, China (Independent Director)

Mr. Dattels, 56, has served as a director of the Company since July 2012. He has an MBA from Harvard Business School and a BA (Honors) from the University of Western Ontario. Mr. Dattels is a Senior Partner of TPG Capital, LP. Prior to joining TPG, Mr. Dattels served as a Partner and Managing Director of Goldman Sachs and was head of Investment Banking for all Asian countries other than Japan. In addition to the public board memberships listed below, Mr. Dattels is a trustee of the San Francisco Ballet, San Francisco Jazz and the World Affairs Council.

Board/Committee Membership	Attendance	Public Board Membership in Past Five Years & Interlock
Name of Issuer	Period of Service
Board	5/6	83%	Current Boards Shangri-La Asia Ltd. Other Boards in Past 5 Years Sing Tao News Corp. Ltd. Parkway Holdings Limited Board Interlock None	2004 - present 2003 - 2010 2005 - 2010
Audit and Risk Management Committee	4/5	80%
Overall attendance	9/11	82%

Areas of Expertise
- Corporate Finance - Investment Management - Corporate Strategy - International Business
Securities Held
Common Shares (#)	DSUs (#)	Total Common Shares/DSUs (#)	Total value of Common Shares/DSUs
As of the Record Date	0	75,099	75,099	$735,970
Annual Meeting Voting Results
Year	Votes For	% of Votes For	Votes Withheld	% of Votes Withheld
2014	179,168,272	98.79	2,192,056	1.21

Richard Lynch, Pennsylvania, United States (Independent Director)

Mr. Lynch, 66, has served as a director of the Company since February 2013. Mr. Lynch has a bachelor’s and master’s degrees in electrical engineering from Lowell Technological Institute (now University of Massachusetts) and post-graduate executive education from the Wharton School at the University of Pennsylvania and the Johnson School of Management at Cornell University. Mr. Lynch is President of FB Associates, LLC, which provides advisory and consulting services at the intersection of technology, marketing and business operations. Prior to his current role, Mr. Lynch served as Executive Vice-President & Chief Technology Officer of Verizon Communications and Verizon Wireless. He is a Fellow of The Institute of Electrical and Electronic Engineers and currently serves as a Director of Ruckus Wireless Inc. and Sonus Networks, Inc. Mr. Lynch has also served on a number of professional organizations including the GSM Association, the CDMA Development Group, the Federal Communications Commission Technical Advisory Committee and the Communications Security Reliability and Interoperability Council. Mr. Lynch has been honored with the President’s Award by the Cellular Telecommunications and Internet Association and has also been inducted into the Wireless History Foundation’s Hall of Fame.

Board/Committee Membership	Attendance		Public Board Membership in Past Five Years & Interlock
			Name of Issuer	Period of Service
Board	6/6	100%	Current Boards Ruckus Wireless Inc. Sonus Networks, Inc. Other Boards in Past 5 Years TranSwitch Corporation Board Interlock None	2012 - present February 2014 - present 2010 - 2013
Compensation, Nomination and Governance Committee	4/4	100%
Overall attendance	10/10	100%
Areas of Expertise
- Advanced Technology - Industry and Research Experience - Executive Leadership - Strategic Leadership
Securities Held
Common Shares (#)
As of the Record Date	0	51,195	51,195	$501,711
Annual Meeting Voting Results
Year
2014	171,659,168	94.65	9,701,160	5.35

Barbara Stymiest, Ontario, Canada (Independent Director)

Ms. Stymiest, 58, has served as a director of the Company since March 2007 and as Chair of the Audit and Risk Management Committee since November 2013. Ms. Stymiest was Chair of the Company from January 2012 until November 2013. She has an HBA from the Richard Ivey School of Business, University of Western Ontario and an FCA, FCPA from the Chartered Professional Accountants of Ontario. Ms. Stymiest is currently a corporate director. From 2004 to 2011, Ms. Stymiest was a member of the Group Executive of the Royal Bank of Canada which is responsible for the Bank’s overall strategic direction. Prior to that, she held positions as Chief Executive Officer at TMX Group Inc., Executive Vice-President and Chief Financial Officer at BMO Capital Markets and Partner of Ernst & Young LLP. Ms. Stymiest currently serves as a director of George Weston Limited, Sun Life Financial Inc. and the University Health Network, and as Chair of the Canadian Institute for Advanced Research.

Board/Committee Membership	Attendance	Public Board Membership in Past Five Years & Interlock
Name of Issuer	Period of Service
Board	6/6	100%	Current Boards George Weston Limited Sun Life Financial Inc. Other Boards in Past 5 Years None Board Interlock None	2011 - present 2012 - present
Audit and Risk Management Committee	5/5	100%
Compensation, Nomination and Governance Committee	4/4	100%
Overall attendance	15/15	100%
Areas of Expertise
- Accounting and Corporate Finance - Corporate Governance - Risk Management - Executive Leadership - Strategic Management - Public Company Board Experience
Securities Held
Common Shares (#)	DSUs (#)	Total Common Shares/DSUs (#)	Total value of Common Shares/DSUs
As of the Record Date	10,000	83,218	93,218	$913,536
Annual Meeting Voting Results
Year	Votes For	% of Votes For	Votes Withheld	% of Votes Withheld
2014	171,050,538	94.32	10,309,791	5.68

Prem Watsa, Ontario, Canada (Independent Lead Director)

Mr. Watsa, 65, served as a director of the Company from January 2012 to August 2013 and has been the Lead Director of the Board and Chair of the CNG Committee since November 2013. He has a bachelor’s degree in chemical engineering from the Indian Institute of Technology in Madras, India and obtained his MBA from the Richard Ivey School of Business at the University of Western Ontario. He is also a holder of the Chartered Financial Analyst designation. Mr. Watsa is currently Chairman and has served as Chief Executive Officer of Fairfax Financial Holdings Limited (“Fairfax”) since 1985. He is also Vice President of Hamblin Watsa Investment Counsel, a subsidiary of Fairfax. Prior to joining Fairfax, he held various positions with Confederation Life Insurance Company and GW Asset Management. In addition to the public boards indicated below, Mr. Watsa is a member of the board of trustees of the Hospital for Sick Children Foundation, a member of the Advisory Board for the Richard Ivey School of Business, a member of the board of directors of the Royal Ontario Museum Foundation, and Chairman of the Investment Committee of St. Paul’s Anglican Church in Toronto.

Board/Committee Membership	Attendance		Public Board Membership in Past Five Years & Interlock
			Name of Issuer	Period of Service
Board	6/6	100%	Current Boards Fairfax Financial Holdings Limited Other Boards in Past 5 Years Bank of Ireland ICICI Bank Board Interlock None	1985 - present 2012 - 2013 2004 - 2011
Compensation, Nomination and Governance Committee	4/4	100%
Overall attendance	10/10	100%
Areas of Expertise
- Corporate Finance - Investment Management - Executive Leadership
Securities Held[1]
Common Shares (#)				Total value of Common Shares/DSUs
As of the Record Date	129,000	27,492	156,492	$1,533,622
Annual Meeting Voting Results
Year				% of Votes Withheld
2014	164,313,503	90.60	17,046,825	9.40

1.
In addition, as of the Record Date, Fairfax and certain of its wholly-owned or controlled subsidiaries beneficially owned approximately 46.7 million Common Shares representing approximately 8.8% of the issued and outstanding Common Shares, or 96.7 million Common Shares representing approximately 16.7% of the issued and outstanding Common Shares assuming conversion of all of its 6% unsecured subordinated debentures of the Company due 2020 (the “Debentures”) and after giving effect to the conversion. Prem Watsa is the Chairman and Chief Executive Officer of Fairfax and beneficially owns shares carrying approximately 42.7% of the votes attached to all outstanding shares of Fairfax.

Director Attendance, Committee Membership & Fiscal 2015 Meetings

Board members are expected, to the best of their abilities, to attend all Board meetings and meetings of committees on which they serve. In particular, Board members are expected to attend at least 80% or more of the total meetings of the Board and their respective standing committees unless the member has valid reason for the absences such as illness, emergency or company business. Meeting attendance of each nominee proposed for election is reported above. In Fiscal 2015, all current members of the Board attended 80% or more of the total meetings of the Board and their respective committees. In addition, to maintain independence from management, the Board and its committees meet without management at each regularly scheduled meeting and at any other times as they determine is necessary.

Penalties and Sanctions

On November 21, 2013, TranSwitch Corporation filed a voluntary petition for relief under Chapter 7 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of Connecticut. Mr. Lynch was a member of the board of directors of TranSwitch Corporation from November 2010 and the chairman of the board from July 2012, until termination of the board on the date of the bankruptcy filing when a trustee was appointed.

On July 17, 2009, Luna Innovations Inc. (“Luna”) filed a voluntary petition for relief to reorganize under Chapter 11 of the United States Bankruptcy Code, including a proposed plan of reorganization with the United States Bankruptcy Court for the Western District of Virginia (the “Bankruptcy Court”). On January 12, 2010, the Bankruptcy Court approved the plan and Luna emerged from bankruptcy on that date. Mr. Daniels was a member of the board of Luna from June 2007 until his resignation on July 16, 2009.

As a result of the Company failing to file its second quarter financial statements for fiscal 2007 by the statutory filing deadline, each of the Company’s senior officers, directors (which included Ms. Stymiest at the time but no other proposed director nominee) and certain other insiders of the Company, were subject to a management cease trade order (the “MCTO”) issued by the Ontario Securities Commission (the “OSC”), which was in effect from November 7, 2006 until May 23, 2007. The MCTO prohibited trading in the Company’s securities by its senior officers, directors and certain insiders during the time that the MCTO was in effect. The MCTO was revoked after the required securities filings were made by the Company with the OSC.

3.	Re-appointment of Independent Auditors and Authorization of Directors to fix the Auditors’ Remuneration
At the Meeting, shareholders will be asked to vote on the re-appointment of Ernst & Young LLP (“E&Y”) as independent auditors of the Company to hold office until the next annual meeting of shareholders or until a successor is appointed, and to authorize the Board to fix the auditors’ remuneration. E&Y has been the auditors of the Company since the beginning of the fiscal year ended February 28, 1997.

For the fiscal years ended February 28, 2015 and March 1, 2014 (“Fiscal 2014”), the Company incurred the following fees for the services of E&Y:

	Fiscal 2015	Fiscal 2014
Audit Fees	$3,458,051	$5,128,000
Audit-Related Fees	$33,785	$167,000
Tax Fees	$9,432	$11,000
Total Fees	$3,501,268	$5,306,000

The nature of each category of fees is described below. All audit and non-audit services are pre-approved by the Audit and Risk Management Committee.

Audit Fees

Audit fees were paid for professional services rendered by E&Y for the audit of the Company’s annual financial statements or services that are normally provided by E&Y in connection with statutory and regulatory filings or engagements.

Audit-Related Fees

Audit-related fees were paid for assurance and related services rendered by E&Y that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported above as “Audit Fees”. Audit-related services included provision of assurance services related to certain contractual compliance clauses, as well as the Company’s corporate social responsibility disclosures.

Tax Fees

Tax fees were paid for professional services rendered by E&Y for tax compliance, tax advice, tax planning and other services. Tax services provided included international tax compliance engagements.

The Board recommends a vote “FOR” the re-appointment of E&Y as independent auditors of the Company for the fiscal year ending February 27, 2016 (“Fiscal 2016”) and authorizing the Board to fix the auditors’ remuneration.

Unless a shareholder directs that his or her Common Shares are to be withheld from voting in connection with the appointment of auditors, the persons named in the enclosed form of proxy will vote FOR the re-appointment of Ernst & Young LLP as auditors of the Company until the next annual meeting of shareholders or until a successor is appointed, and to authorize the Board to fix the auditors’ remuneration.

4.	Approval of the Employee Share Purchase Plan
At the Meeting, Shareholders will be asked to approve the adoption of the ESPP.

The complete text of the ESPP is set out in Schedule A to this Management Information Circular and provided below is a summary of the material terms. The ESPP is intended to enable eligible employees to acquire Common Shares in a convenient and systematic manner through payroll deductions, so as to encourage a proprietary interest in the operation, growth and development of the Company. For U.S. participants, the ESPP is intended to qualify for favourable tax treatment under section 423 of the United States Internal Revenue Code of 1986, as amended.

Administration: The ESPP is administered by the Board, which may delegate its authority to the CNG Committee as contemplated by the ESPP.

Eligibility; Participation: Unless otherwise determined by the Board, participation in the ESPP is open to employees of the Company and any of its affiliates that are designated by the Board who are customarily employed for at least 20 hours per week and more than five months in any calendar year. Participation in the ESPP is voluntary. To participate in the ESPP, an eligible employee authorizes payroll deductions in an amount between 1% to 15% of his or her eligible compensation to be contributed to the ESPP, provided that a participant’s payroll deductions may not exceed $30,000 in any calendar year. Such contributions will be used to purchase Common Shares at the end of each offering period. The initial offering period will begin July 1, 2015 and end on September 30, 2015. Thereafter, each offering period will be six months in duration, commencing October 1 and April 1 of each year.

Eligible employees may elect to increase or decrease payroll deductions for the current offering period not later than five business days following the first day of such offering period or may elect to withdraw from the ESPP at least 30 business days before the last trading day of an offering period, provided that individuals subject to a trading blackout may not enroll or withdraw from the ESPP or make changes to payroll deductions during a blackout period.

Purchase Price: The purchase price for the Common Shares purchased under the ESPP will be determined by the Board and will not be less than 85% of the closing price of the Common Shares on the Toronto Stock Exchange (the “TSX”) (for participants paid in Canadian dollars) or NASDAQ (for participants paid in U.S. dollars) on the last trading day of each offering period. As an alternative to permitting participants to purchase Common Shares at a discount, with the approval of the Board, the Company or any of its designated affiliates may provide a participant with cash contributions to purchase Common Shares in an amount not exceeding 15% of the participant’s accumulated payroll deductions during each offering period.

Participation Limits: The number of the Common Shares (i) issued to insiders of the Company within any one year period, and (ii) issuable to insiders of the Company, at any time, under the ESPP, or when combined with all of the Company’s security-based compensation arrangements, cannot exceed 10% of the Company’s total outstanding Common Shares, respectively. No more than 5% of the Company’s outstanding Common Shares may be issued to any one participant under the ESPP or any other security-based compensation arrangement. No more than 10% of the Company’s outstanding Common Shares may be issued under the ESPP or any other security-based compensation arrangement in any one year period.

Shares Available: The total number of Common Shares available for issuance under the ESPP is 4,000,000, representing approximately0.8% of the issued and outstanding Common Shares as at the Record Date. Common Shares purchased under the ESPP may be issued from treasury or acquired on the open market.

Restrictions on Transfer: The rights of a participant under the ESPP are not capable of being assigned, transferred, pledged or otherwise disposed of in any way by the participant (other than by will, the laws of descent and distribution or to a designated beneficiary upon death, as provided in the ESPP).

Termination Entitlements: Upon termination of employment, a participant is no longer an eligible employee under the ESPP and the participant will be withdrawn from the ESPP. Upon withdrawal from the ESPP, all payroll deductions from the ESPP that have not been used to purchase Common Shares will be returned to the participant and all Common Shares held in the participant’s ESPP account must be withdrawn within 90 days of the participant’s withdrawal from the ESPP.

Amendments: The Board has the authority, in the case of specified capital reorganizations affecting the Company, to determine appropriate equitable adjustments, if any, to be made under the ESPP, including adjustments to the number of Common Shares which have been authorized for issuance under the ESPP, in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the ESPP. The Board also reserves the right to amend, suspend or terminate the ESPP, in whole or in part, at any time, subject to applicable laws and requirements of any stock exchange or governmental or regulatory body (including any requirement for shareholder approval). The Board may make amendments to the ESPP without shareholder approval, except for the following amendments:

•	increasing the number of Common Shares reserved for issuance under the ESPP;

•	removing or exceeding the insider participation limits;

•	reducing the purchase price payable for Common Shares under the ESPP;

•	increasing the maximum amount of employer contributions permitted under the ESPP;

•	changing the amendment provisions of the ESPP;

•	extending eligibility to participate in the ESPP to non-employees; or

•	other amendments that require shareholder approval under applicable law or stock exchange rules.

Examples of amendments that the Board may make without shareholder approval include, without limitation, (i) changes of a housekeeping nature, (ii) changes to the offering periods, (iii) changes to enrollment procedures, and (iv) changes to the entitlements upon termination of employment.

The above summary is qualified in its entirety by the full text of the ESPP, which is set out in Schedule A to this Management Information Circular. The Board encourages shareholders to read the full text of the ESPP before voting on this resolution.

The resolution to approve the ESPP, which must be approved by the holders of a majority of the Common Shares voting at the Meeting, is as follows:

Resolved that:

(a)	the ESPP, in the form attached as Schedule A to the Management Information Circular, is approved and adopted as the employee share purchase plan of the Company;

(b)	there will be a maximum of 4,000,000 Common Shares reserved for issuance under the ESPP; and

(c)
any one or more directors or officers of the Company are hereby authorized, for and on behalf of the Company, to take, or cause to be taken, any and all such acts and things and to execute and deliver, under the corporate seal of the Company or otherwise, all such deeds, instruments, notices, consents, acknowledgments, certificates, assurances and other documents (including any documents required under applicable laws or regulatory policies) as any such director or officer in his or her sole discretion may determine to be necessary or desirable to give effect to the foregoing resolution, such determination to be conclusively evidenced by the taking of any such action or such director’s or officer’s execution and delivery of any such deed, instrument, notice, consent, acknowledgement, certificate, assurance or other document.

The Board recommends that shareholders vote “FOR” the resolution approving the ESPP. Unless a shareholder directs that his or her Common Shares are to be voted against this resolution, the persons named in the enclosed form of proxy will vote FOR the resolution approving the ESPP.

5.	Amendment to the Equity Incentive Plan
At the Meeting, shareholders will be asked to consider, and if thought advisable, to approve an amendment to the Equity Incentive Plan to increase the number of Common Shares available for issuance thereunder by 8,000,000 Common Shares.

The Equity Incentive Plan was originally approved by the Board on May 21, 2013 and was subsequently confirmed by the shareholders of the Company at the annual and special meeting held on July 9, 2013. At that time, a maximum of 13,375,000 Common Shares were reserved for issuance under the Equity Incentive Plan. Any shares that are subject to options granted under the Equity Incentive Plan (“Options”) will be counted against this limit as 0.625 Common Share for every one Option granted, and any shares that are subject to restricted share units granted under the Equity Incentive Plan (“RSUs”) will be counted against this limit as one Common Share for every one RSU granted. This feature of the Equity Incentive Plan is referred to as a “fungible plan design”.

Under the Equity Incentive Plan, as approved by the shareholders of the Company, if: (i) any shares subject to an Option or RSU award (each, an “Award”) are forfeited, or an Award expires or is settled for cash (in whole or in part), or (ii) after March 2, 2013 any shares subject to an award under the Company’s prior RSU plan (“Prior RSUs” and the “Prior RSU Plan”, respectively) or prior stock option plan (“Prior Options” and the “Prior Stock Option Plan”, respectively, and, together with the Prior RSU Plan, the “Prior Plans”) are forfeited, or an award under any Prior Plan expires or is settled for cash (in whole or in part), then in each such case the shares subject to such Award or award under any Prior Plan will, to the extent of such forfeiture, expiration or cash settlement, be added to the shares available for Awards under the Equity Incentive Plan (each, a “Cancellation Addition”). In the event that withholding tax liabilities arising from an Award other than an Option or, after March 2, 2013, an award other than a Prior Option are satisfied by the tendering of shares (either actually or by attestation) or by the withholding of shares by the Company, the shares so tendered or withheld will be added to the shares available for Awards under the Equity Incentive Plan (each, a “Withholding Addition”). Any shares that again become available for Awards under the Equity Incentive Plan will be added as (i) 0.625 Common Share for every one share subject to Options or Prior Options, and (ii) as one Common Share for every one share subject to RSU or Prior RSUs. As a result of the features described above in this paragraph, the Equity Incentive Plan is considered to be an “evergreen” plan. The Equity Incentive Plan is described in detail in this Management Information Circular under the heading “Securities Authorized for Issuance Under Equity Compensation Plans - Equity Incentive Plan”.

From July 9, 2013 to the Record date: (i) 4,331,332 Common Shares became available for issuance due to Cancellation Additions related to Prior RSUs; (ii) 3,132,100 Common Shares became available for issuance due to Cancellation Additions related to Prior Options; and (iii) 1,632,586 Common Shares became available for issuance due to Withholding Additions related to Prior RSUs and RSUs. After giving effect to these additions but prior to deducting any outstanding RSUs or Options, the gross number of Common Shares available for issuance under the Equity Incentive Plan would be 22,471,018 or approximately 4.2% of the Company’s total outstanding Common Shares.

As at the Record Date: (i) 14,673,310 RSUs and 462,973 Options are outstanding under the Equity Incentive Plan, which in the aggregate represents approximately 2.9% of the Company’s total outstanding Common Shares; (ii) 393,916 Common Shares have been issued pursuant to the settlement of RSUs, which represents approximately 0.07% of the Company’s total outstanding Common Shares; (iii) no Options have been exercised; and (iv) 4,658,845 Common Shares remain available for future Award grants, which represents approximately 0.9% of the Company’s total outstanding Common Shares.

The current Equity Incentive Plan was approved by shareholders prior to the strategic review process later in 2013 (the “Strategic Review Process”) that led to significant changes to the Company’s executive and senior management teams. In order to attract, retain and motivate talented new leaders to implement the Company’s reorganization in connection with, and subsequent to, the Strategic Review Process, more equity has been awarded under the Equity Incentive Plan than was anticipated as at July 9, 2013. Over the Company’s three most recent fiscal years, the average net burn rate for equity awards granted under the Prior Plans and the Equity Incentive Plan, expressed as a percentage of the average number of outstanding Common Shares during each fiscal year, has been 1.75%.

The Company believes that the Equity Incentive Plan is an important part of the Company’s overall compensation program and is a valuable mechanism for aligning the interests of officers and employees with those of the Company’s shareholders. The purpose of the proposed amendment to the Equity Incentive Plan is to ensure that a sufficient number of Common Shares remains reserved for issuance to enable the Company to continue its practice of granting equity awards to its officers and employees. The Company intends to commence a normal course issuer bid to offset dilution that may result from the proposed amendment to the Equity Incentive Plan and from the proposed ESPP.

If the amendment to increase the number of Common Shares issuable under the Equity Incentive Plan is approved, no more than 10% of the Company’s outstanding Common Shares will be issued under all of the Company’s security-based compensation arrangements in any one year period.

On May 6, 2015, the Board unanimously approved an amendment to the Equity Incentive Plan, subject to shareholder approval, under which the maximum number of Common Shares authorized for issuance thereunder be increased by 8,000,000 Common Shares, from 13,375,000 Common Shares to 21,375,000 Common Shares.

Pursuant to the terms of the Equity Incentive Plan and the rules of the TSX, the amendment to increase the number of Common Shares available under the Equity Incentive Plan must be approved by the holders of a majority of the Common Shares voting at the Meeting. The resolution to approve the amendment is as follows:

Resolved that:

(a)
the amendment to the Equity Incentive Plan, which is an evergreen plan, increasing the number of Common Shares issuable thereunder from 13,375,000 Common Shares to 21,375,000 Common Shares, is hereby approved and confirmed; and

(b)
any of or more directors or officers of the Company are hereby authorized, for and on behalf of the Company, to take, or cause to be taken, any and all such acts and things and to execute and deliver, under the corporate seal of the Company or otherwise, all such deeds, instruments, notices, consents, acknowledgments, certificates, assurances and other documents (including any documents required under applicable laws or regulatory policies) as any such director or officer in his or her sole discretion may determine to be necessary or desirable to give effect to the foregoing resolution, such determination to be conclusively evidenced by the taking of any such action or such director’s or officer’s execution and delivery of any such deed, instrument, notice, consent, acknowledgement, certificate, assurance or other document.

The Board recommends that shareholders vote “FOR” the resolution approving the amendment to the Equity Incentive Plan. Unless a shareholder directs that his or her Common Shares are to be voted against this resolution, the persons named in the enclosed form of proxy will vote FOR the resolution to approve the amendment to the Equity Incentive Plan.

6.	Advisory Vote on Executive Compensation
In March 2012, the Board approved a Say on Pay Policy (the “Policy”), a copy of which is set out in Schedule B to this Management Information Circular. The Policy is consistent with the model Say on Pay Policy of the Canadian Coalition for Good Governance and establishes a framework for the Company to conduct an annual non-binding advisory vote on executive compensation by shareholders. The form of resolution is as follows:

Resolved, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, that the shareholders accept the approach to executive compensation disclosed in the Company’s information circular delivered in advance of the 2015 annual meeting of shareholders.

Consistent with the Policy, this is an advisory vote only and is not binding on the Board, which remains responsible for its compensation decisions and is not relieved of these responsibilities irrespective of the results of the vote. However, the Board will take the results of the vote into account, as appropriate, when considering future compensation policies, procedures and decisions and in determining whether there is a need to significantly increase their engagement with shareholders on compensation and related matters. The Company will also disclose the results of this vote as part of its report on voting results for the Meeting. The details of how a negative advisory vote will be addressed are set out in the Policy.

The Board recommends that shareholders vote “FOR” the resolution relating to the Company’s approach to executive compensation. Unless a shareholder directs that his or her Common Shares are to be voted against this resolution, the persons named in the enclosed form of proxy will vote FOR the resolution to accept the Company’s approach to executive compensation disclosed in this Management Information Circular.

EXECUTIVE COMPENSATION

1.	Compensation Discussion and Analysis
Introduction
This Compensation Discussion and Analysis (“CD&A”):

•	describes and explains the Company’s executive compensation strategy and philosophy and how compensation decisions were made by the Company during Fiscal 2015;

•
provides details on decisions made with respect to the compensation paid, and to be paid, to the Company’s Chief Executive Officer (Mr. Chen), its Chief Financial Officer (Mr. Yersh), and Messrs. Sandeep Chennakeshu, Steve Zipperstein and Marty Beard, the three next most highly compensated executive officers of the Company (collectively, the “NEOs”) and the Company’s other executive officers (together with the NEOs, the “Executive Officers”); and

•	explains the elements that are part of each NEO’s compensation.

This CD&A is comprised of the following sections:

Section	Title	Purpose	Page
A	Executive Summary - BlackBerry Fiscal 2015 Achievements	Describes the Company’s key achievements in Fiscal 2015.	18
B	Significant Compensation Changes for Fiscal 2015 and Fiscal 2016	Describes the Company’s significant executive compensation changes in Fiscal 2015 and Fiscal 2016.	19
C	Executive Compensation Philosophy and Elements of Executive Officer Compensation	Describes the strategic objectives and principles underlying the Company’s compensation philosophy and outlines the elements of executive compensation, including why the Company chooses to pay each element.	20
D	Executive Compensation Decision-Making	Describes the Company’s executive compensation decision making process and the comparator group considered to assess the competitiveness of the Company’s executive compensation and to support executive compensation decisions. Describes details of incentive and equity-based compensation for the NEOs.	22
E	Compensation Risk Management	Describes how the Company’s compensation practices take risk into account.	31
F	Company Total Shareholder Return vs. Indices and Aggregate NEO Compensation	Compares the Company’s cumulative total shareholder return to the TSX/NASDAQ indices and aggregate NEO compensation.	32
G	Summary Compensation Table and Disclosures	Describes the actual compensation awarded to each of the NEOs.	34

A.	Executive Summary - BlackBerry Fiscal 2015 Achievements

Fiscal 2015 was another important year for BlackBerry. The Company continued its transition to an operating unit organizational structure consisting of the Devices business, Enterprise Services, BlackBerry Technology Solutions (“BTS”) business and Messaging. In addition, the Company was focused on managing liquidity and margins, while creating a multi-year growth strategy and investing in its product portfolio. The Company continues to focus on stabilization of its revenue, sustainable profitability, and cash generation. The ability of executive management to execute on this transition strategy was, and continues to be, vital to the Company’s future success. The Company’s key achievements during Fiscal 2015 include:

New Product and Services Initiatives and Acquisitions

•	Launched BlackBerry Enterprise Service 12 (“BES12”), a cross-platform enterprise mobility management solution.

•	Launched four new BlackBerry 10 smartphones, including the Classic, Passport, Z3 and the Porsche Design P’9983.

•
Unveiled the BlackBerry Internet of Things Platform, initially targeting the automotive and asset tracking industries, by combining technology from the Company’s wholly-owned subsidiary, QNX Software Systems Limited, with BlackBerry’s secure network infrastructure and device lifecycle management software.

•
Announced that the Company is working with Google Inc. to enable BES12 to manage devices equipped with Android for Work™, Google’s solution to securely separate business and personal data and applications.

•
Announced a strategic partnership with Samsung Electronics Co., Ltd. to provide a tightly integrated, end-to-end secure solution that brings together BES12 with Samsung Galaxy smartphones and tablets that are embedded with Samsung KNOX.

•	Announced a partnership with Amazon.com, Inc. to make approximately 240,000 Android™ applications available to BlackBerry users through the Amazon Appstore.

•	Announced new value-added enterprise solutions, including BlackBerry Blend, WorkLife by BlackBerry, Enterprise Identity by BlackBerry and VPN authentication by BlackBerry.

•	Launched BBM Protected and BBM Meetings.

•
Acquired Secusmart GmbH, a leader in high-security voice and data encryption and anti-eavesdropping solutions for government organizations, enterprises and telecommunications service providers in Germany and internationally.

•
Acquired Movirtu Limited, a provider of virtual identity solutions for mobile operators that allow multiple numbers to be active on a single device, complementing BlackBerry’s Secure Work Space, BlackBerry Balance and other partitioning technologies.

Financial Achievements
While results for Fiscal 2015 reflected reduced revenue, the Company continued to execute on its turnaround plan. The Company’s key financial achievements included:

•	Achieved positive operating cash flow in the third and fourth quarters of Fiscal 2015, one quarter sooner than anticipated.

•	Reported non-GAAP earnings of $0.04 per share in the fourth quarter of Fiscal 2015 and $0.01 per share in the third quarter of Fiscal 2015.

•	Completed the CORE program in the fourth quarter of Fiscal 2015.

•	Completed the divestiture of the majority of the Company’s real estate holdings in Canada.

•	A cash and investment balance of approximately $3.3 billion at the end of Fiscal 2015.

Executive Officer Appointments
In Fiscal 2015, the Company announced further management changes as part of its ongoing reorganization, including the appointments of:

•	Dr. Sandeep Chennakeshu as President of the BTS unit;

•	Marty Beard as Chief Operating Officer;

•	Nita White-Ivy as Executive Vice President, Human Resources; and

•	Billy Ho as Executive Vice President, Enterprise Products and Value Added Solutions.

B.	Significant Compensation Changes for Fiscal 2015 and Fiscal 2016
In structuring the Fiscal 2015 total compensation program for the NEOs and other senior managers, the CNG Committee and the Board, as well as the Executive Chair and Chief Executive Officer, considered the ongoing transition of the Company, the engagement and retention of leadership talent to introduce innovative products and services while maintaining liquidity, and the importance of alignment between the interests of management and shareholders. To balance these important factors and outcomes, the following practices were implemented for Fiscal 2015:

•	Adopted a single Variable Incentive Plan (“VIP”) for all employees, based solely on financial objectives;

•	Reduced the VIP payout by 22% from what would otherwise have been payable according to plan metrics;

•	Changed the VIP payout structure for senior leaders from all-cash to 50% cash and 50% RSUs;

•	No equity award to John Chen, other than RSUs granted instead of 50% of cash VIP payout;

•	Granted 50% of long-term equity awards for senior leaders as performance-based RSUs; and

•	No base salary increase for any Executive Officer who joined the Company prior to Fiscal 2015.
Additional details regarding these practices is provided below.

Annual Incentives: The Company transitioned from two short-term annual incentive plans, one for Executive Officers and one for other eligible employees, to a single VIP for all employees. The Company believes this change provides better alignment and focus on target goals throughout the organization. For Fiscal 2015, the individual performance factor was eliminated to reward coordinated efforts and to reflect an emphasis on achieving the Company’s financial metrics.

Additionally, the metrics were modified to emphasize cash management, operating income, and revenue generation. These metrics were selected because they focused management on stabilizing the Company’s balance sheet, thereby aligning the interests of management with shareholders. Further, the metrics are simple and objectively measurable. Weightings applied to these metrics were adjusted to differentiate between business unit employees and employees performing general corporate functions.

At the end of Fiscal 2015, acting upon the recommendation of management, the Board approved the following discretionary changes to the Fiscal 2015 VIP payout: (i) the total payout amount was reduced by 22% from what would otherwise have been payable pursuant to the VIP metrics established at the beginning of Fiscal 2015, and (ii) the payout to NEOs (and other senior management) was changed from an all-cash payment to a mix of 50% cash and 50% RSUs, vesting one year from the date of grant. See “D. Executive Compensation Decision-Making - 3. Compensation Elements and Company Goals - Annual Incentives” in this CD&A for more information.

Long-Term Incentives: In Fiscal 2015, performance-based RSUs were introduced to provide that 50% of NEO long-term incentives are completely at risk based on the performance of the Company (“Market Condition PBRSUs”). The number of Market Condition PBRSUs that are earned can vary significantly based on the Company’s relative performance of total shareholder return as compared to the performance of the NASDAQ 100 Total Return index over a three year period. The three year period was determined to more closely align the Market Condition PBRSUs with the long-term perspective of the Company’s shareholders. The annual awards to NEOs in Fiscal 2015 were 50% in Market Condition PBRSUs and 50% in time-based RSUs (“TBRSUs”).

Mr. Chennakeshu received an equity award upon the commencement of his employment, with 50% of the value granted as TBRSUs and 50% of the value granted as performance-based RSUs (the “Chennakeshu PBRSUs”). See “D. Executive Compensation Decision-Making - 3. Compensation Elements and Company Goals - Long Term Incentives” in this CD&A for more information.

Neither Mr. Chen nor Mr. Chennakeshu received an annual long-term incentive equity award in Fiscal 2015; however, each of Messrs. Chen and Chennakeshu received RSUs granted instead of cash as part of the Fiscal 2015 VIP structure change for all senior leaders, as described above.

Additionally, to promote retention and alignment with shareholders across a broader spectrum of employees, the Company increased the number of equity award recipients by approximately 170% in Fiscal 2015 compared to Fiscal 2014, while the average award value per recipient decreased by approximately 59% in Fiscal 2015 compared to Fiscal 2014. In addition, the structure of awards granted to mid-level managers was changed from 100% TBRSUs to a mix of 75% TBRSUs and 25% Options.

Significant Compensation Changes for Fiscal 2016: The Company continues to review annually the incentive structure to ensure alignment with management’s performance and shareholders’ interests. The metrics used for the VIP will be aligned to the respective priorities and goals of each unit of the Company for the coming fiscal year. In addition, a metric related to individual leadership will be introduced, such that each Executive Officer will be properly incented depending on certain leadership criteria applicable to his or her specific business unit. See also “D. Executive Compensation Decision-Making - 6. Fiscal 2016 CEO Compensation Decisions”.

All of these strategic compensation changes are addressed in greater detail below.

C.	Executive Compensation Philosophy and Elements of Executive Officer Compensation

1.    Objectives and General Principles
The Company’s current Executive Officers are as follows:

•	Executive Chair and Chief Executive Officer - John Chen

•	Chief Operating Officer - Marty Beard

•	President, BlackBerry Technology Solutions - Sandeep Chennakeshu

•	President, Chief Executive Officer and Chief Technology Officer, QNX - Dan Dodge

•	Executive Vice President, Enterprise Products and Value Added Solutions - Sai Yuen (Billy) Ho

•	Executive Vice President, Enterprise Sales (and previously, President, Global Sales) - Eric Johnson

•	President, Devices and Emerging Solutions - Ron Louks

•	Executive Vice President, Corporate Development and Strategic Planning - James Mackey

•	President, Global Sales (and previously, President, Global Enterprise Services) - John Sims

•	Executive Vice President, Human Resources - Nita White-Ivy

•	Chief Financial Officer - James Yersh

•	Chief Legal Officer and Corporate Secretary - Steve Zipperstein

Additionally, in Fiscal 2015 the role of Mark Wilson changed from Senior Vice President, Marketing to Chief Evangelist.

The Company aims to provide appropriate compensation for its Executive Officers that is internally equitable, externally competitive and reflects both Company performance and, when appropriate, individual achievements. The executive compensation strategy supported by the CNG Committee and the Board in Fiscal 2015 focused on the following strategic objectives and general principles:

Strategic Objective	General Principle
Build a world-class executive team
Establish a strong executive team with the ability to transition the organization and build a strong foundation for ongoing success in a fiercely competitive market. Identify and engage leaders capable of executing a high-profile, global roll-out of products and services with minimal margin for error, while preserving liquidity and enhancing shareholder value.

Attract, motivate and retain exceptionally talented, high performing, entrepreneurial executives
Design a total executive compensation program that is market competitive. The Company seeks to align compensation with the Executive Officers’ experience, competency, contribution and growth potential in the Company.

Establish a clear performance linkage aligning compensation to business performance	The Company seeks to utilize a pay for performance philosophy. Compensation programs will be linked with measures critical to the success of the Company’s business.
Align to external market, but balance with simplicity and impact to the business
The Company will utilize a specific set of U.S. and Canadian high technology comparators that are relevant to the Company to understand overall market practices. The Company’s overall Executive Officer compensation philosophy highly values simplicity and measurable contributions to the Company’s success.

Align short-term compensation to Company objectives and outcomes	The Company’s VIP aligns the Company’s executives to the Company’s short-term objectives.
Align long-term compensation to shareholder interests	The Company’s long-term incentive programs link executive compensation to shareholder interests.
Appropriately manage risks arising from the Company’s compensation policies and practices
The Company will review annually the risk management and controls of the Company’s compensation and benefits arrangements, including the administration of the equity-based plans, with the CNG Committee. The Company will monitor market practices and trends to ensure continued effectiveness of compensation governance, including the engagement of independent third party advisors where appropriate.

Provide benefits that are reasonably competitive to attract and retain talent	The Executive Officers participate in the same benefit plans as other employees. Some supplemental benefit programs may be offered for competitive reasons.

2.    Compensation Elements
In Fiscal 2015, Executive Officer compensation was comprised of the following elements: base salary; annual incentive; long-term incentive; retirement savings; and other compensation. The purpose of each of these elements is as follows:

Elements	Purpose of the Compensation Elements
Base Salary (Annual Fixed)
-  This element provides compensation to secure day-to-day services and reflects the Executive Officer’s role within the Company, personal performance, experience and contribution to the business of the Company, the size and stage of development of the Company and competitive benchmarks.

Annual Incentive (Annual Variable)
- The VIP is designed to motivate and reward an Executive Officer for contribution to the achievements of the Company goals set for the fiscal year. In Fiscal 2016, individual leadership will again be rewarded, such that each Executive Officer will be properly incented on achievement of Company and business unit performance metrics and on certain leadership criteria applicable to his or her specific business unit.

Long-Term Incentive (Long-Term Variable)
- This element allows Executive Officers to receive compensation under the Equity Incentive Plan.
- The Equity Incentive Plan is designed to (a) advance the interests of the Company by encouraging equity participation through the acquisition of Common Shares, (b) enable the Company to attract and retain experienced and qualified executives in a highly competitive marketplace, and (c) align the interests of Executive Officers with the interests of shareholders by providing incentives which promote the creation and maintenance of shareholder value.

Retirement Savings (Long-Term)
-  This element is designed to assist Executive Officers in saving for their retirement.
- Other than the retirement savings plans and Company matching program made available to all employees of the Company, the Company’s approach to retirement savings is for Executive Officers to be responsible for their retirement savings.

Other Compensation (Short & Long-Term)
Benefits
- Executive Officers are provided the same benefits programs as the Company offers other employees.
- These programs are designed to help ensure the health and wellness of employees and to provide coverage in case of death or disability.
- Benefits programs include health, dental, vision care, life insurance and disability coverage.
Perquisites
- Perquisites are not a typical element of Executive Officer compensation, but perquisite arrangements are established on a case-by-case basis as considered appropriate in the interests of the Company.

D. Executive Compensation Decision-Making

1.	Decision Process and Timing

The CNG Committee, the Board and the Executive Chair and Chief Executive Officer reviewed all elements of the Company’s Executive Officer compensation for Fiscal 2015 and considered input on market trends and best practice recommendations. This information included current trends and best practices in compensation design, regulatory and legislative issues, and governance practices from the Human Resources department and its external advisor. These trends and best practices included such issues as the use of different long-term incentive programs, competitive trends in compensation levels, mix of compensation elements and risk management for executive compensation.

In addition, the Company reviewed the provisions of potential government regulations and updated proxy advisory policies on compensation to understand emerging executive compensation issues. The purpose of reviewing market trends and potential regulations is to ensure the Company is abreast of industry practices impacting compensation.

The Company does not place greater or lesser weight on any of these trends or practices, but considers the general direction of this information in relation to the effectiveness of the Company’s plans over time. In addition, the Company considers the practices of the Company’s peer companies in addition to the trends and practices of the general marketplace for executive talent to be knowledgeable about the effectiveness of various reward vehicles.

The CNG Committee makes recommendations on Executive Chair compensation to the independent members of the Board for their consideration and approval, and the Executive Chair or the CNG Committee (in conjunction with the Executive

Chair) reviews and approves the compensation packages for the other Executive Officers. These reviews and approvals for Fiscal 2015 compensation occurred as follows:

Topic	Q1 Fiscal 2015	Q2 Fiscal 2015	Q3 Fiscal 2015	Q4 Fiscal 2015
	March - May 2014	June - August 2014	September - November 2014	December 2014 - February 2015
Base Salary	No annual merit increases to salary made in Fiscal 2015
Annual Incentive	Fiscal 2015 Incentives Plan Design and Metrics Approved (March)			Fiscal 2015 Incentives Payment Approved (March 2015, with Cash Payout Effective and RSUs Granted in April 2015)
Long-Term Incentive	Fiscal 2015 Regular Annual Long-Term Incentive Awards Budget Approved (May)		Fiscal 2015 Regular Annual Long-Term Incentive Awards Approved and Granted (September)

A full base salary review of all Executive Officers was not conducted in Fiscal 2015 due to the ongoing transition of the Company and the recent hire or promotion of most of the Executive Officers. The only adjustment made was in respect of Mr. Beard’s salary in recognition of the expansion of his responsibilities as Chief Operating Officer.

Consistent with the Company’s prior practice, long-term incentive awards are typically approved and granted in the third quarter. At the September 2014 CNG Committee meeting, the committee approved the design and structure of the Company’s long-term incentive plan for Fiscal 2015, including the introduction of Market Condition PBRSUs, and reviewed awards to Executive Officers consisting of both TBRSUs and Market Condition PBRSUs. See “D. Executive Compensation Decision-Making - 3. Compensation Elements and Company Goals - Long-Term Incentive Compensation” in this CD&A for more information. Grants in the third quarter of a fiscal year enable the CNG Committee and the Board to consider the Company’s past performance during the first half of the fiscal year when making these decisions. It also provides an opportunity to review updated comparator compensation data before approving the long-term incentive compensation. Even though the annual compensation review cycle addresses base salary, annual incentive and long-term incentive elements at different times, the CNG Committee and the Board consider each element of compensation in the context of total executive compensation at each stage of the cycle.

2.	Comparator Group Development

Peer group data is one of a number of factors considered in determining compensation for the NEOs. Although the Company considers the compensation practices of peer companies, it does not make any determinations or changes in compensation in reaction to market data alone.

The Company annually reviews the peer companies used for compensation benchmarking and may make changes based on consolidation within the industry, the business segments in which the Company operates and the relevance of peer companies to these business segments, the organizations it views as labour competitors, the scale of the peer companies, and entities considered to be competing for similar stock market investors as the Company.

In September 2014, the CNG Committee approved an updated peer group against which to benchmark the compensation of the Company’s NEOs, determining that the group should not be bounded by geography or enterprise size but should include representation from a broad range of publicly traded technology companies against which the Company competes for management talent. Most of the companies in the updated peer group are based in the United States.

The Company’s comparator group has consisted of the following companies since September 2014:

Advanced Micro Devices, Inc.
Amazon.com Inc.
Apple Inc.
Broadcom Corp.
Google
Intel Corporation
LinkedIn Corporation
Marvell Technology Group Ltd.
Microsoft Corporation
Motorola Solutions, Inc.
Nokia Corporation
Open Text Corporation
QUALCOMM Incorporated
Salesforce.com
SAP AG
TELUS Corporation
Yahoo! Inc.

The Board also considered the equity compensation practices of the updated peer group in connection with its approval of the proposed amendment to increase the number of Common Shares available for issuance under the Equity Incentive Plan, as described above.

3.	Compensation Elements and Company Goals

Base Salary

The base salary for each NEO is normally reviewed annually after the completion of the prior fiscal year. A full base salary review of all Executive Officers was not conducted in Fiscal 2015 due to the ongoing transition of the Company and focus on its turnaround plan, and the recent hire or promotion of most of the Executive Officers. Base salaries are determined after considering: experience, expertise, expected future contributions, criticality to the Company, individual performance, salary history prior to joining the Company and the need to be competitive in the labour market.

The table below indicates the base salary for each of the NEOs in both Fiscal 2014 and Fiscal 2015.

Name	Base Salary for Fiscal 2014		Base Salary for Fiscal 2015
	CDN	USD[1]	CDN	USD[2]	% Increase
John Chen		$1,000,000		$1,000,000	0%
James Yersh	$500,000	$451,467	$500,000	$399,744	0%
Sandeep Chennakeshu[3]	Not applicable			$500,000
Steve Zipperstein		$700,000		$700,000	0%
Marty Beard[4]				$500,000

1. Mr. Yersh’s base salary has been converted to U.S. dollars using the Bank of Canada noon exchange rate of $1.00 = CDN $1.1075 on February 28, 2014, the last business day of Fiscal 2014.

2. Mr. Yersh’s base salary has been converted to U.S. dollars using the Bank of Canada noon exchange rate of $1.00 = CDN $1.2508 on February 27, 2015, the last business day of Fiscal 2015.

3. Mr. Chennakeshu commenced employment with the Company on August 18, 2014 as President, BlackBerry Technology Solutions.

4. Mr. Beard commenced employment with the Company on July 21, 2014 as Chief Operating Officer. His salary was increased from $400,000 to $500,000 effective October 1, 2014.

Mr. Chen’s base salary remained the same in Fiscal 2015 as it was when he was recruited late in Fiscal 2014. Mr. Yersh’s base salary was set in conjunction with his promotion to the position of Chief Financial Officer late in Fiscal 2014 and remained unchanged for Fiscal 2015. Mr. Chennakeshu was recruited from outside the Company in Fiscal 2015, and his starting salary is reflected in the table above. Mr. Zipperstein’s employment contract was amended in early Fiscal 2015

(effective May 5, 2014), which amendments provided that Mr. Zipperstein’s base salary would not be less than $700,000 for the period of Fiscal 2015 to Fiscal 2019. The base salary for Mr. Beard was reviewed at the September 2014 CNG Committee meeting in light of the expansion of his duties as Chief Operating Officer in the fall of 2014, and was increased from $400,000 to $500,000. The base salary for all other Executive Officers was unchanged in Fiscal 2015.

Annual Incentives

The VIP is an annual incentive plan designed to link a meaningful portion of each NEO’s current cash compensation with the Company’s annual performance objectives by encouraging NEOs to focus on exceeding established goals. For employees in centralized professional and administrative functions, such as finance, legal, marketing, human resources and executive operations, the VIP is based solely on the achievement of performance objectives for the Company as a whole. For employees in the Enterprise, Devices and BTS business units, and for certain employees in sales, the VIP is based on a combination of corporate objectives and business unit objectives. The VIP program is subject to the discretion of the Board.

Under the VIP, an NEO can earn annual incentive compensation that is calculated by multiplying the NEO’s annual base salary by an annual target incentive, expressed as a percentage of base salary. This amount is further adjusted by a Corporate Performance Factor or by a Corporate and Business Unit Performance Factor, depending on the role of the NEO. The VIP design and formula for Fiscal 2015 are detailed below.

Variable Incentive Plan Formula

NEO Annual Base Salary	X	Annual Incentive Target (% of Base Salary)	X	Corporate Performance Factor or Corporate and Business Unit Performance Factor

Performance Factors
The performance metrics in the VIP formula are structured to align NEOs’ compensation with the Company’s most critical business objectives for the year. For Fiscal 2015, the Corporate Performance Factor was applicable to all of the NEOs, except for Mr. Chennakeshu, and was designed using the following components and weightings:

Total Company Revenue 40%	+	Adjusted Net Earnings[1] 30%	+	Ending Cash Balance 30%

1.	Adjusted Net Earnings are as disclosed in the Company’s quarterly filings in Fiscal 2015.

For Mr. Chennakeshu, as the leader of the BTS business unit, the Corporate and Business Unit Performance Factor was applicable instead. It was designed using the revenue of the BTS unit as an additional component, with the weightings of the other components adjusted accordingly, as follows:

Total Company Revenue 30%	+	Business Unit Revenue 30%	+	Adjusted Net Earnings 20%	+	Ending Cash Balance 20%

For Fiscal 2015, the total Company revenue and business unit revenue components were measured against pre-determined targets and a multiple was assigned for each component based on performance relative to the applicable target. The following range of potential multiples could be achieved:

Performance vs. Target	Multiple
Below 90%	0.00
90-100%	0.90-1.00 (prorated)
100%	1.00
100-150%	1.00-2.00 (prorated)
Above 150%	2.00

As noted above, the Enterprise, Devices and BTS business units were subject to the Corporate and Business Unit Performance Factor and each had its own target for the business unit revenue component. A portion of the sales team was also subject to the Corporate and Business Unit Performance Factor, and the “business unit” revenue target for this team was a total Company revenue target that was set at a higher threshold than the target for the total Company revenue component.

Adjusted net earnings for Fiscal 2015 was measured against a pre-determined target and a multiple was assigned based on performance relative to the target. The following range of potential multiples could be achieved:

Performance vs. Target	Multiple
Below 90%	0.00
At least 90% but below 100%	0.80
At least 100% but below 125%	1.00
At least 125%	2.00

The ending cash balance was measured for each quarter in Fiscal 2015 and a multiple of 0.25 or 0 was assigned depending on whether or not the balance achieved the pre-determined target for the quarter. The multiples for the four quarters were added together, and the total was multiplied by a factor of 2 or 1, depending on whether or not the Company had achieved cash flow breakeven status during the fiscal year.

Based on the financial performance of the Company during Fiscal 2015, the following multiples were achieved for the components described above:

Metric	Multiple Achieved
Total Company revenue	0.90
Enterprise revenue	1.23
Devices revenue	0.00
BTS revenue	0.99
Sales revenue	0.00
Adjusted net earnings	2.00
Ending cash balance	2.00

Shortly after the completion of Fiscal 2015, at the request of management, the Board reviewed the performance multiples and evaluated them in the context of the Company’s ongoing turnaround. The Board considered the product developments, operating efficiencies and value creation that had been achieved during Fiscal 2015, as well as the progress still to be made in restoring revenue growth and achieving sustainable profitability. In particular, the Board considered that total Company revenue performance had only reached the minimum threshold required to achieve a non-zero multiple. The Board therefore determined that the performance factors and VIP payouts that would otherwise follow from the multiples achieved would not be in the best interests of shareholders based on all of the circumstances. Accordingly, and acting on the recommendation of management, the Board exercised its discretion to reduce the total Company revenue multiplier to zero, which had the effect of reducing all performance factors by a margin of 0.27 to 0.36. None of the other multiples were adjusted by the Board.

The table below sets out the Corporate Performance Factor and the Corporate and Business Unit Performance Factors, both as initially calculated and as adjusted for payout:

Performance Factor	Initial	Adjusted
Corporate	1.56	1.20
Corporate and Business Unit
Enterprise	1.44	1.17
Devices	1.07	0.80
BTS	1.36	1.09
Sales	1.07	0.80

In addition, the Board approved a modified VIP payout mechanism for Executive Officers and other members of senior management. For Fiscal 2015, 50% of the VIP amounts payable to senior management were paid in cash and the remaining 50% were paid in TBRSUs, vesting on the first anniversary of grant. VIP amounts payable to all other employees were paid entirely in cash, consistent with the Company’s past practice.
NEO Annual Incentive Measures and Payouts

The table below shows the amount of the annual incentive awards paid to the NEOs in April 2015 for Fiscal 2015, as approved by the CNG Committee and the Board. As noted above, 50% of the amount was paid out in cash, and the remaining 50% was paid in TBRSUs that vest on the first anniversary of the grant date.

Name	Annual Incentive Target %	Fiscal 2015 Actual Incentive Award
		CDN	USD	% of Eligible VIP Award Received
John Chen	200%		$2,400,000	240%
James Yersh	100%	$600,000	$493,178[1]	120%
Sandeep Chennakeshu	200%		$642,857[2]	240%
Steve Zipperstein	100%		$840,000	120%
Marty Beard	100%		$343,846[2]	120%

1. Incentive award for Mr. Yersh has been converted to U.S. dollars using the Bank of Canada noon exchange rate on April 24, 2015 (the date of payment/grant) of $1.00 = CDN $1.2166.

2. The incentive awards to Messrs. Beard and Chennakeshu were prorated to reflect the length of their service with the Company during Fiscal 2015.

Special Bonuses for Performance

As reported in the Company’s previous management information circular dated May 9, 2014 (the “Fiscal 2014 Management Information Circular”), the Company negotiated certain amendments to Mr. Zipperstein’s employment agreement in early Fiscal 2015, including the payment in Fiscal 2015 of a one-time bonus of $2,000,000 to Mr. Zipperstein in recognition of his valuable service and contributions to the Company (the “Zipperstein 2015 Bonus”).

Retention Bonuses

No retention or signing bonuses were paid to any of the NEOs in Fiscal 2015.

Long-Term Incentive Compensation

Long-term incentive compensation continues to be a significant element of total compensation for the Executive Officers in order to align the interests of Executive Officers with the achievement of the Company’s long-term business objectives and the interests of shareholders. The awards to Executive Officers are also granted in recognition of the importance of an Executive Officer to the Company’s future, the desire to create retention value with each Executive Officer and the individual performance of each Executive Officer, in each case, at the time the equity awards were granted. The Company and the CNG Committee believe that the long-term incentive compensation element of the Company’s compensation program needs to be competitive relative to the Company’s comparator group, and that it is imperative to executing the Company’s strategy in an intensely competitive industry and to attracting and retaining key talent.

Annual Awards

On an annual basis, the CNG Committee reviews the long-term incentive compensation of Executive Officers. This review takes into consideration total compensation and external market factors, including comparator group information. The quantum or dollar value of stock options or RSUs granted depends on, among other things, the position, level and performance of the individual, as well as comparator group information and the Company’s past grants to the individual.

Following a survey of long-term incentive market practices, award amounts were proposed and approved for each of the Executive Officers, other than for Mr. Chennakeshu (who received a grant of equity awards when he was hired in August 2014; see “Quarterly Awards” below) and Mr. Chen (who received a grant of equity awards when he was appointed Executive Chair and Chief Executive Officer in November 2013).

Half of the annual Fiscal 2015 long-term equity awards were granted to the NEOs (other than Mr. Chen and Mr. Chennakeshu) as TBRSUs vesting on a straight-line basis in annual installments over three years, and half were granted as Market Condition PBRSUs.

Market Condition PBRSUs

The Market Condition PBRSUs vest entirely, partially, or not at all on the third anniversary of the grant date, depending on BlackBerry’s Total Shareholder Return on the NASDAQ (“BlackBerry’s TSR”) from the award date until the last trading day before the stated vesting date, as compared to the performance of the NASDAQ 100 Total Return index (the “NASDAQ 100 TRI”) over the performance period. Each grant of Market Condition PBRSUs specifies a target award (the “Target Award”) and a maximum possible award of 150% of the target award (the “Maximum Award”). The Target Award reflects the number of Market Condition PBRSUs that will vest if 100% of target performance is achieved. Specifically, (i) if BlackBerry’s TSR is below 75% of the NASDAQ TRI, then none of the Market Condition PBRSUs will vest; (ii) if BlackBerry’s TSR is between 75% and 150% of the NASDAQ 100 TRI, a pro rata percentage of the Target Award will vest; and (iii) if BlackBerry’s TSR exceeds 150% of the NASDAQ 100 TRI, then the Maximum Award will vest.

Interim Awards

In addition to the annual long-term incentive awards, the Company also makes long-term incentive awards on an interim basis in accordance with the policy on granting equity awards that has been adopted by the Board (the “Awards Policy”). Awards are generally made in connection with new hires, promotions, acquisitions and in some cases as special incentives, including in recognition of special contributions or for retention purposes. The following new hire equity awards were granted to NEOs in Fiscal 2015:

•	Mr. Beard was granted an award in recognition of his appointment as Chief Operating Officer in July 2014. The recommended award of TBRSUs in the amount of $2,500,000 was granted on September 29, 2014.

•
Mr. Chennakeshu was granted an award in recognition of his appointment as President, BlackBerry Technology Solutions in August 2014. The award of 884,956 TBRSUs and 884,956 Chennakeshu PBRSUs in the amount of $17,265,492 was granted on August 18, 2014. The TBRSUs granted to Mr. Chennakeshu vest on a straight-line basis in annual installments over four years. The Chennakeshu PBRSUs vest entirely or not at all on the fourth anniversary of the grant date, based on the performance of the BTS unit over four years measured against a cumulative operating earnings target.

Mr. Chennakeshu has been engaged in research, product development, intellectual property creation and licensing, and general management in the wireless, electronics and semiconductor industries for over 25 years, including as President of Ericsson Mobile Platforms and as Chief Technology Officer of Sony Ericsson. He is a named inventor on 73 patents and a Fellow of the IEEE. The Board believes he is uniquely qualified to lead BTS, a new business unit created in Fiscal 2015 to bring together QNX, Certicom, Paratek and the Company’s patent portfolio to drive operational synergies and new revenue streams, including through the development of the secure BlackBerry Internet of Things Platform.

The four-year vesting schedule of the TBRSUs granted to Mr. Chennakeshu and the fact that the Chennakeshu PBRSUs are completely at risk based on the performance of the BTS unit, also over a four-year period, serve to align Mr. Chennakeshu’s interests with shareholders over the long term. On an annualized basis and assuming that all of the Chennakeshu PBRSUs vest after four years, the equity grant awarded to Mr. Chennakeshu amounts to a grant of 442,478 RSUs per year, valued at approximately $4.3 million annually (using the full grant date fair market value of the RSUs on the award date of August 18, 2014).

Steve Zipperstein Fiscal 2015 Annual Award

As reported in the Fiscal 2014 Management Information Circular, the CNG Committee approved certain amendments to Mr. Zipperstein’s employment agreement in the first quarter of Fiscal 2015, effective May 5, 2014. One of these amendments included a Fiscal 2015 long-term incentive annual equity grant to be no less than $2,500,000 (the “Zipperstein 2015 Annual Equity Award”), as well as an agreement to recommend to the CNG Committee that Mr. Zipperstein’s annual long-term incentive equity grant shall be no less than $2,500,000 for each of Fiscal 2016 through to Fiscal 2019, subject to, and in accordance with, the Awards Policy and Mr. Zipperstein being actively employed by the Company at the time of each yearly grant.

Summary of Long-Term Incentive Awards Granted to NEOs in Fiscal 2015

A summary of the long-term incentive awards granted to the NEOs in respect of Fiscal 2015 is summarized in the following table:

Name	Award Type	Award	Date	Grant Price	# Granted	Value at Grant
John Chen	TBRSUs	Fiscal 2015 VIP	April 24, 2015	$10.38	115,606	$1,199,990[1]
	Total					$1,199,990
James Yersh	TBRSUs	Annual Award	September 29, 2014	$10.23	49,255	$503,879[1]
	Market Condition PBRSUs	Annual Award	September 29, 2014	$10.23	49,255	$531,954[2,3]
	TBRSUs	Fiscal 2015 VIP	April 24, 2015	$10.38	23,771	$246,743[1]
	Total					$1,282,576
Sandeep Chennakeshu	TBRSUs	New Hire	August 18, 2014	$9.755	884,956	$8,632,746[1]
	Chennakeshu PBRSUs	New Hire	August 18, 2014	$9.755	884,956	$8,632,746[4]
	TBRSUs	Fiscal 2015 VIP	April 24, 2015	$10.38	30,966	$321,427[1]
	Total					$17,586,919
Steve Zipperstein	TBRSUs	Annual Award	September 29, 2014	$10.23	122,189	$1,249,993[1]
	Market Condition PBRSUs	Annual Award	September 29, 2014	$10.23	122,189	$1,319,641[2,5]
	TBRSUs	Fiscal 2015 VIP	April 24, 2015	$10.38	40,462	$419,996[1]
	Total					$2,989,630
Marty Beard	TBRSUs	New Hire	September 29, 2014	$10.23	244,379	$2,499,997[1]
	TBRSUs	Annual Award	September 29, 2014	$10.23	48,875	$499,991[1]
	Market Condition PBRSUs	Annual Award	September 29, 2014	$10.23	48,875	$527,850[2,6]
	TBRSUs	Fiscal 2015 VIP	April 24, 2015	$10.38	16,562	$171,914[1]
	Total					$3,699,752

1. TBRSUs were valued by multiplying the number of TBRSUs by the closing price of a Common Share on the NASDAQ on the grant date. These values have been determined under the principles used to calculate the grant date fair value of equity awards for purposes of the Company’s financial statements.

2. Market Condition PBRSUs were valued based on a valuation conducted by PricewaterhouseCoopers using a model conducting a Monte Carlo simulation utilizing 1,000,000 simulations and a standard error of less than 1% of the fair value. The calculated fair value of the Market Condition PBRSUs was approximately 105% of the market price. This column reflects the value of the Target Award granted in respect of the Market Condition PBRSUs, based on the determination that performance at target would be the probable outcome of the performance condition. These values have been determined under the principles used to calculate the grant date fair value of equity awards for purposes of the Company’s financial statements.

3. Mr. Yersh was granted a Maximum Award of 73,882 Market Condition PBRSUs. As noted in footnote 2 above, the grant date fair value of these Market Condition PBRSUs was calculated based on the determination that performance at target would be the probable outcome. The grant date fair value calculated based on performance at the Maximum Award level would be $755,813 and the grant date fair value of all of his awards reported in this table would be $1,506,434.

4. The Chennakeshu PBRSUs were valued by multiplying the number of Chennakeshu PBRSUs by the closing price of a Common Share on the NASDAQ on the grant date. The Company has conservatively attributed the full grant date fair value to the Chennakeshu PBRSUs even though (i) the probability of achieving the applicable performance target for the vesting of the Chennakeshu PBRSUs could not be reliably determined in Fiscal 2015 and (ii) the accounting expense for the Chennakeshu PBRSUs in Fiscal 2015 was zero pursuant to applicable accounting principles.

5. Mr. Zipperstein was granted a Maximum Award of 183,283 Market Condition PBRSUs. As noted in footnote 2 above, the grant date fair value of these Market Condition PBRSUs was calculated based on the determination that performance at target would be the probable outcome. The grant date fair value calculated based on performance at the Maximum Award level would be $1,874,985 and the grant date fair value of all of his awards reported in this table would be $3,544,974.

6. Mr. Beard was granted a Maximum Award of 73,312 Market Condition PBRSUs. As noted in footnote 2 above, the grant date fair value of these Market Condition PBRSUs was calculated based on the determination that performance at target would be the probable outcome. The grant date fair value calculated based on performance at the Maximum Award level would be $749,982 and the grant date fair value of all his awards reported in this table would be $3,921,884.

Retirement Savings
The Company offers all Canadian-based and U.S.-based Executive Officers the opportunity to participate in the group retirement savings plan that is made available to all other Canadian-based and U.S.-based employees. In Fiscal 2015, the Company matched each Canadian-based employee’s contribution to the group registered retirement savings plan (the “Group RRSP”) and each U.S.-based employee’s contribution to the U.S. 401(k) Plan dollar for dollar up to 5% of the employee’s base salary, subject to Canada Revenue Agency’s current year contribution limit for Canada and the IRS limit in the case of each U.S. employee. Consistent with the Company’s philosophy, no additional forms of pension plan are offered to the NEOs.

Other Compensation (Benefits & Perquisites)

The NEOs are offered similar benefits to all other employees. In Fiscal 2015, Mr. Zipperstein received a gross-up related to Fiscal 2015 taxes worth $42,254.

4.	Claw Back of Incentive and Equity-Based Compensation

In April 2008, the Board approved a policy with respect to the reimbursement of incentive and equity-based compensation. This policy requires that if the Board becomes aware of any misconduct by an Executive Officer that contributed to the Company having to restate all or a portion of its financial statements, the Board shall take such action as it deems appropriate to remedy the misconduct and prevent its recurrence, and may take disciplinary action against the Executive Officer. In addition, the Board will, to the fullest extent permitted by governing law in all appropriate cases, require reimbursement of any bonus or incentive compensation awarded to such Executive Officer if: (a) the amount of bonus or incentive compensation was calculated based upon the achievement of certain financial results that were subsequently the subject of restatement; (b) the executive engaged in intentional misconduct that caused or partially caused the need for the restatement; and (c) the amount of the bonus or incentive compensation that would have been awarded to the Executive Officer, had the financial results been properly reported, would have been lower than the amount actually awarded.

5.	Executive Officer Share Ownership Guidelines

In January 2012, the Company established a share ownership guideline for the Chief Executive Officer of at least four times his base salary. In March 2012, share ownership guidelines were also established for the other Executive Officers, of at least two times their respective base salaries. Under the guidelines, all unvested equity awards and owned shares are counted toward the target. The Executive Officers have five years from first becoming subject to the guidelines to attain the requisite share ownership levels. If they do not meet the guidelines within such period, they are required to hold at least 50% of their

Common Shares obtained (on an after-tax basis) from the settlement of equity awards until such time as the guidelines are satisfied.

6.	Fiscal 2016 CEO Compensation Decisions

As disclosed in the Fiscal 2014 Management Information Circular, Mr. Chen waived his right in Fiscal 2015 to the annual cash bonus of $2 million per year provided in his employment agreement and instead was placed on the same Fiscal 2015 VIP as his direct reports. For Fiscal 2016, the independent directors of the Board approved a bonus structure for Mr. Chen whereby Mr. Chen’s bonus would be the greater of $2 million and the amount he would be eligible for as a participant under the Fiscal 2016 VIP.

E. Compensation Risk Management

The mandate of the CNG Committee requires the CNG Committee to review annually the risk management and controls of the Company’s compensation and benefit arrangements, including the administration of the Company’s equity-based plans.

In September 2014, the Company again engaged Towers Watson to assist with a risk assessment of compensation programs and polices related to the NEOs. The compensation risk assessment included interviews with senior management representatives to: (a) identify significant risks, if any; (b) understand the role of compensation in supporting appropriate risk taking; and (c) understand how risk is governed and managed at the Company. Towers Watson also reviewed documentation relating to the Company’s existing risk management processes, Board and committee mandates, plan documentation for the Company’s annual and long-term incentive programs, and severance provisions and other contractual arrangements for the NEOs. In addition, Towers Watson conducted a compensation risk audit of the Company’s compensation policies and programs using its risk scorecard to identify any risk exposures.

Towers Watson’s compensation risk review indicated that the Company’s current compensation programs and practices appear reasonably aligned with its current turnaround strategy and are not likely to encourage excessively risky behaviour.

The Company’s compensation programs are designed to align with the Company’s business strategy, product life cycle and risk profile. Towers Watson identified the following key risk-mitigating features in the Company’s compensation governance processes and compensation structure:

•
Review of incentive programs. On a periodic basis, the Company conducts a complete review of its compensation strategy, including the pay philosophy and program design, in light of business requirements, market practice, and governance considerations.

•
Regular tracking and reporting of potential compensation payouts. The Company regularly reviews, tracks and reports to the CNG Committee on performance against established metrics and potential compensation payouts to effectively identify any misalignment and manage any inherent risks.

•
Fixed vs. variable compensation. For the NEOs, a significant portion of target total direct compensation is delivered through variable compensation (i.e., VIP and equity programs). Variable compensation provides the potential for a strong pay-for-performance link, while salary ensures a competitive “base” level of compensation.

•	Incentive plan payouts capped. For NEOs, the VIP has a maximum payout multiplier of two times target.

•	Minimum threshold performance. Annual incentive payouts are subject to a minimum level of financial performance.

•
External independent compensation advisor. On an ongoing basis, the CNG Committee retains an independent advisor to provide an external perspective on market changes and best practices related to compensation design, governance and compensation risk management.

•
Clawback policy. Established in April 2008, the Company’s policy covers recoupment of incentive and equity-based compensation (from the individual(s) charged with the misconduct that results in a financial restatement).

•
Anti-Hedging Policy. The Company’s Insider Trading Policy, which applies to all officers and directors, also includes certain anti-monetization measures. The policy cautions insiders about the risks associated with pledging shares of the Company to secure a margin loan in a brokerage account and the continuing requirement to comply with the Insider Trading Policy, including the requirement to obtain pre-clearance before any realization of such pledged shares occurs. The Company is not aware of any of its current Executive Officers or directors engaging in any hedging activities or share pledging.

•
Share ownership guidelines. The Chief Executive Officer is required to maintain four times his salary in BlackBerry equity (two times salary for other BlackBerry Executive Officers) to help align his interests with shareholders and the longer-term performance of the organization. Towers Watson noted that current ownership levels significantly exceed these guidelines (largely due to outstanding equity awards).

•
Non-binding Shareholder Advisory Vote on Executive Compensation: BlackBerry has an Advisory Vote on Executive Compensation which allows for shareholders to express approval or disapproval of the approach to executive compensation. See “Business to be Transacted at the Meeting - Advisory Vote on Executive Compensation” in this Management Information Circular.

F. Company Total Shareholder Return Performance vs. Indices and Aggregate NEO Compensation

The following graphs show the cumulative total shareholder return of $100 invested in the Common Shares compared to the S&P/TSX Composite Total Return Index (expressed in CDN dollars) and the NASDAQ Composite Index for (i) the period of February 27, 2010 to February 27, 2015 and (ii) the period of November 13, 2013 (the day that John Chen assumed the position of Executive Chair and Chief Executive Officer) to February 27, 2015.

Cumulative Total Shareholder Return Over the Last Five Fiscal Years

	February 27, 2010	February 26, 2011	March 2, 2012	March 1, 2013	February 28, 2014	February 27, 2015
BBRY	100.00	93.10	19.46	18.71	14.11	15.25
NASDAQ	100.00	124.25	132.97	141.62	192.48	221.75
TSX	100.00	120.83	108.72	109.83	122.18	130.99

The Common Shares have generally underperformed on both indices over the five year period preceding Fiscal 2015. While a portion of the compensation of the NEOs is performance-based, it is difficult to correlate compensation to the trends shown in the above performance graph given the significant changes in the Company’s leadership and strategy over the course of the last three fiscal years.

Cumulative Total Shareholder Return Since November 13, 2013

	November 13, 2013	February 28, 2014	February 27, 2015
BBRY	100.00	153.35	165.77
NASDAQ	100.00	108.64	125.16
TSX	100.00	106.27	113.94

As the above graph demonstrates, the Common Shares have outperformed both indices since November 13, 2013.

G. Summary Compensation Table and Disclosures

The following table provides a summary of the total compensation awarded to, earned by, paid to, or payable to, each NEO of the Company for Fiscal 2015, Fiscal 2014 and Fiscal 2013.

Summary Compensation Table[1]
					Non-equity Incentive Plan Compensation ($)
Name and Principal Position	Year[2]	Salary ($)[3]	Share-based Awards ($)[4]	Option-based Awards ($)[5]	Annual Incentive Plans[6]	All Other Compensation ($)[8]	Total Compensation ($)
John Chen	2015	$1,000,000	$1,199,990	$0	$1,200,000	$20,692	$3,420,683
Executive Chair & Chief	2014	$326,374	$84,773,000	$0	$653,846	$0	$85,753,220
Executive Officer

James Yersh	2015	$444,286	$1,282,576	$0	$246,589[7]	$10,783	$1,984,234
Chief Financial Officer	2014	$350,204	$1,666,662	$0	$1,098,150	$13,141	$3,128,156
	2013	$307,467	$656,244	$99,710	$161,627	$10,363	$1,235,410

Sandeep Chennakeshu	2015	$267,857	$17,586,919	$0	$321,429	$0	$18,176,205
President, BlackBerry
Technology Solutions

Steve Zipperstein	2015	$700,000	$2,989,630	$0	$2,420,000	$54,908	$6,164,538
Chief Legal Officer &	2014	$700,000	$1,666,662	$0	$1,433,334	$12,654	$3,812,649
Corporate Secretary	2013	$467,308	$3,068,741	$113,006	$1,300,708	$24,538	$4,974,301

Marty Beard	2015	$286,538	$3,699,752	$0	$171,923	$0	$4,158,213
Chief Operating Officer
1. Other than as noted below, all compensation paid in Canadian dollars was converted to U.S. dollars using the Bank of Canada average rate of $1.00 = CDN $0.999 for Fiscal 2013, $1.00 = CDN $1.0462 for Fiscal 2014 and $1.00 = CDN $1.1254 for Fiscal 2015.
2. Fiscal 2013 covers the period from March 4, 2012 to March 2, 2013, inclusive, Fiscal 2014 covers the period from March 3, 2013 to March 1, 2014, inclusive, and Fiscal 2015 covers the period from March 2, 2014 to February 28, 2015, inclusive.
3. Mr. Chen assumed the position of Executive Chair and Chief Executive Officer on November 13, 2013 with a base salary of $1,000,000. Mr. Yersh assumed the position of Chief Financial Officer on November 25, 2013, at which time his base salary was increased from CDN $322,000 to CDN $500,000. Mr. Chennakeshu joined the Company on August 18, 2014, Mr. Zipperstein joined the Company on July 3, 2012, and Mr. Beard joined the Company on July 21, 2014. Mr. Beard's salary was increased effective October 1, 2014 from $400,000 to $500,000. For Fiscal 2014, salary increases were effective on May 26, 2013. The salaries for all NEOs have been prorated to reflect hiring date and any salary changes.
4. TBRSU awards were valued using the fair market value of Common Shares on the NASDAQ on the respective award dates, as follows: $7.35 on July 3, 2012, $7.86 on October 1, 2012, $6.521 on November 13, 2013, $7.47 on December 23, 2013, $8.08 on March 31, 2014, $9.80 on June 20, 2014, $9.755 on August 18, 2014, $10.23 on September 29, 2014, and $10.38 on April 24, 2015. Market Condition PBRSU awards were valued based on a valuation conducted by PricewaterhouseCoopers using a model conducting a Monte Carlo simulation utilizing 1,000,000 simulations and a standard error of less than 1% of the fair value. The calculated fair value of the Market Condition PBRSUs was approximately 105% of the market price ($10.80). These values have been determined under the principles used to calculate the grant date fair value of equity awards for purposes of the Company’s financial statements. This column reflects the value of the Target Award granted in respect of the Market Condition PBRSUs, based on the determination that performance at target would be the probable outcome of the performance condition. See “D. Executive Compensation Decision-Making - 3. Compensation Elements and Company Goals -- Long-Term Incentive Compensation” in this CD&A, as well as the table footnotes in that section summarizing the long-term incentive awards granted to NEOs in Fiscal 2015 for the values of the Market Condition PBRSUs if the Maximum Awards were to vest. The Chennakeshu PBRSUs were valued by multiplying the number of Chennakeshu PBRSUs by the closing price of a Common Share on the NASDAQ on the grant date. The Company has conservatively attributed the full grant date fair value to the Chennakeshu PBRSUs even though (i) the probability of achieving the applicable performance target for the vesting of the Chennakeshu PBRSUs could not be reliably determined in Fiscal 2015 and (ii) the accounting expense for the Chennakeshu PBRSUs in Fiscal 2015 was zero pursuant to applicable accounting principles. The Fiscal 2015 RSU awards for Messrs. Yersh, Zipperstein (the Zipperstein 2015 Annual Equity Award) and Beard include TBRSUs and Market Condition PBRSUs awarded as part of the annual long term incentive program. This column also includes, in respect of Fiscal 2015, TBRSUs granted to the NEOs instead of cash as part of the Fiscal 2015 VIP structure change. Also, a separate award was made to Mr. Yersh in connection with his promotion effective as of November 25, 2013. In addition, new hire awards were made to certain NEOs in connection with their respective hire date effective as of August 18, 2014 in the case of Mr. Chennakeshu (including the Chennakeshu PBRSUs), July 21, 2014 in the case of Mr. Beard, November 13, 2013 in the case of Mr. Chen, and July 3, 2012 in the case of Mr. Zipperstein. Lastly, a retention award was made to Mr. Yersh on July 3, 2012.
5. Stock option awards were valued at $4.18 using the Black-Scholes-Merton option-pricing model.
6. Amounts in this column paid or made payable in respect of Fiscal 2015 include the cash portion of the Fiscal 2015 VIP awards paid in April 2015 and the Zipperstein 2015 Bonus in the amount of $2,000,000. Amounts in this column paid or made payable in Fiscal 2014 include the Fiscal 2014 annual incentive awards paid in April 2014 and also include: the second installment ($600,000) of the signing bonus awarded to Mr. Zipperstein on the commencement of his employment with the Company; a special bonus award in the amount of CDN $966,141 for Mr. Yersh; and cash awarded in lieu of equity due to a special trading blackout during the Strategic Review Process in the amount of $833,334 for Mr. Zipperstein and $83,334 for Mr. Yersh. Amounts in this column paid or made payable in Fiscal 2013 include the Fiscal 2013 annual incentive awards paid in October 2012 and June 2013 and the first installment ($900,000) of Mr. Zipperstein’s signing bonus.
7. This amount was converted from Canadian dollars to U.S. dollars using the Bank of Canada noon exchange rate on April 24, 2015 (the date of payment) of $1.00 = CDN $1.2166.
8. Amounts in this column include Company contributions to retirement savings plans for each NEO during Fiscal 2013, Fiscal 2014 and Fiscal 2015 in connection with the NEO's participation in the Company's Group RRSP or 401(k) Plan. The amount noted for Mr. Zipperstein also includes a gross-up related to Fiscal 2015 taxes worth $42,254.

Outstanding Stock Options and RSU Awards
The following table provides a summary of the outstanding stock options and RSU awards for each of the NEOs as of February 28, 2015:

	Option-based Awards				Share-based Awards
Name and Principal Position	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-the-Money Options ($)[1]	Number of Shares or Units of Shares That Have Not Vested (#)	Market or Payout Value of Share-based Awards That Have Not Vested ($)[2]	Market or Payout Value of Vested Share-based Awards Not Paid Out or Distributed ($)
John Chen Executive Chair & Chief Executive Officer	—	—	—	—	13,000,000	$140,530,000	—

James Yersh Chief Financial Officer	10,000 23,854	CDN $78.04 CDN $7.69	6-Apr-15 1-Oct-17	- $111,610	308,249	$3,332,172	—

Sandeep Chennakeshu	—	—	—	—	1,769,912	$19,132,749	—
President, BlackBerry Technology Solutions
Steve Zipperstein	27,035	$7.86	1-Oct-17	$79,753	658,727	$7,120,839	—
Chief Legal Officer & Corporate Secretary
Marty Beard Chief Operating Officer	—	—	—	—	366,566	$3,962,578	—

1. For Mr. Yersh, the Canadian option values were calculated using the TSX closing price of Common Shares on February 27, 2015 of CDN $13.54. The in-the- money option exercise price was converted to U.S. dollars using the Bank of Canada closing rate on February 27, 2015 of $1.00 = CDN $1.2503. For Mr. Zipperstein, the option values were calculated using the NASDAQ closing price of Common Shares on February 27, 2015 of $10.81.

2. TBRSUs, Market Condition PBRSUs and the Chennakeshu PBRSUs were valued using the NASDAQ closing price of common shares on February 27, 2015 of $10.81. In addition, this table reflects numbers and values if the Maximum Awards in respect of Market Condition PBRSUs were to vest and if all the Chennakeshu PBRSUs were to vest.

Incentive Plan Awards - Value Vested or Earned during Fiscal 2015

The following table provides a summary of the value of stock option and RSU awards that vested during Fiscal 2015, as well as the value of annual incentive compensation for Fiscal 2015:

Name and Principal Position	Option-based Awards - Value Vested During the Year ($)[1]	Share-based Awards - Value Vested During the Year ($)[2]	Non-equity Incentive Plan Compensation - Value Earned During the Year ($)[3]
John Chen Executive Chair & Chief Executive Officer	$0	$0	$1,200,000

James Yersh Chief Financial Officer	$24,413	$1,144,107	$246,589

Sandeep Chennakeshu President, BlackBerry Technology Solutions	$0	$0	$321,429

Steve Zipperstein Chief Legal Officer & Corporate Secretary	$18,835	$1,294,913	$2,420,000

Marty Beard Chief Operating Officer	$0	$0	$171,923

1. For Mr. Yersh, the value of vested stock option awards was calculated using the applicable TSX closing price on the vesting date and converted to U.S. dollars using the Bank of Canada noon exchange rate on that date. For Mr. Zipperstein, the value of vested stock option awards was calculated using the applicable NASDAQ closing price on the vesting date. The amounts reflect the value of the vested options assuming that they were exercised on the vesting date and not realized values.

2. RSU awards were valued using the fair market value of Common Shares on the NASDAQ on the vesting date.

3. Amounts in this column paid or made payable in respect of Fiscal 2015 include the cash portion of the Fiscal 2015 VIP awards paid in April 2015 and the Zipperstein 2015 Bonus. Amounts earned in Canadian dollars were converted to U.S. dollars using the Bank of Canada noon exchange rate on April 24, 2015 (the date of payment) of $1.00 = CDN $1.2166.

Employment Arrangements, Termination and Change of Control Benefits

This section summarizes details of provisions in employment contracts and long-term incentive plans that would trigger payments by, or confer benefits from, the Company to the NEOs upon termination, a change of control or retirement. The Company has change of control and severance guidelines that cover the Executive Officers and certain other senior executives. These guidelines are designed to retain key members of management for the benefit of the Company and its shareholders by providing the executives with base line protection in the event of a termination of their employment without cause, including in connection with a change of control.

Employment Arrangements

Executive Chair and Chief Executive Officer

Mr. Chen is employed under a written employment contract that was entered into on November 3, 2013, which provides for the following:

Termination without Cause or for Good Reason - General
- Company will pay the difference between base salary earned prior to the date of termination and any additional base salary he would have been entitled to had he remained employed for the entire year in which he was terminated.
- In addition, the Company shall provide:
- lump sum payment of two times base salary at time of termination;
- lump sum payment of two times the full amount of bonus entitled to at the conclusion of the fiscal year in which terminated;
- 18 months of reimbursement for COBRA premiums as well as the continuation of all other benefits entitled to during this 18 month period; and
- accelerated vesting of unvested RSUs.

Termination without Cause or for Good Reason - Change of Control
-   Termination for “good reason” includes a “Change of Control”. If within 24 months after a Change of Control the Company terminates Mr. Chen, or Mr. Chen terminates the agreement, he shall be entitled to the same benefit package he would have received had the Company terminated him without cause.

Termination with Cause	- Company will pay any unpaid base salary earned to the date of termination.

Chief Financial Officer

Mr. Yersh is employed as Chief Financial Officer under a written employment contract that was entered into on November 25, 2013, which provides for the following:

Termination without Cause or for Good Reason - General
- Company will provide:
- current annual base salary for 12 months, plus one month of base salary per completed year of service, to a maximum of 24 months from the date of termination (the “Severance Period”);
- regular contributions to continue all non-equity benefits for the duration of the Severance Period;
- all entitlements pursuant to any Company equity-based plans continue to vest during the Severance Period, and once vested are exercisable in accordance with the terms of the applicable plan(s) and agreement(s); and
- VIP payment for the fiscal year in which termination occurs, pro-rated for the period up to the date of termination.

Termination without Cause or for Good Reason - before or within 24 months following a Change of Control
- Company will make a lump sum payment equal to two times base salary.
- Company will continue to make regular contributions to continue all non-equity benefits for 24 months (to the extent permitted).
- In lieu of any bonus or incentive compensation, Company will pay an amount equal to base salary as of the date of termination, multiplied by the then current applicable VIP target percentage times two.
- If terminated without cause or the acquirer (or successor to the Company, as the case may be) does not assume or replace equity grants on substantially similar terms, all outstanding equity will immediately and automatically become fully vested without the necessity of terminating employment for “good reason” and all such vested rights will be exercisable for the shorter of (i) one year following the termination or the effective date of the Change of Control, as applicable or (ii) the applicable period of time under the governing plan or agreement.

Voluntary resignation or termination for Just Cause	- No entitlement to compensation except for unpaid base salary, vacation earned to date of termination and reasonable unpaid expenses. All benefits cease on date of termination.

President, BlackBerry Technology Solutions

Mr. Chennakeshu is employed as President, BlackBerry Technology Solutions under a written employment contract that was effective as of August 18, 2014, as amended on October 11, 2014 (the “Chennakeshu Employment Contract”), which provides for the following:

Termination without Cause or for Good Reason - General
- Company will provide:
- current annual base salary plus annual target VIP bonus for a period of 24 months from the date of termination (the “Severance Period”);
- regular contributions to continue all non-equity benefits for the duration of the Severance Period; and
- all entitlements pursuant to his TBRSUs shall become vested on a monthly basis through the Severance Period following the date of termination as though employment had not been terminated and 30% of the Chennakeshu PBRSUs that have accrued (on a pro rata basis) based on the number of days he was employed during the Four-Year Performance Period (as defined in the Chennakeshu Employment Contract) shall become immediately vested and once vested will be payable in accordance with the terms of the applicable plan(s) and agreement(s)
-  Provision of the above is subject to Mr. Chennakeshu’s compliance with certain restrictive covenants as set out in the Chennakeshu Employment Contract, including:
- non-solicitation of employees for 12 months;
- non-solicitation of customers for 12 months; and
- non-competition for 6 months.

Termination without Cause or for Good Reason - before or within 24 months following a Change of Control
- Company will make a lump sum payment equal to two times base salary plus two times annual target VIP bonus as of the date of termination.
- Company will continue to make regular contributions to continue all non-equity benefits for 24 months (to the extent permitted).
- All outstanding equity will immediately and automatically become fully vested and all such vested rights will be exercisable for the applicable period of time under the governing plan or grant agreement.

Termination for Just Cause	- No entitlement to compensation except for unpaid base salary, vacation earned to date of termination and reasonable unpaid expenses. All benefits cease on date of termination.

Chief Legal Officer & Corporate Secretary

Mr. Zipperstein entered into an employment agreement with the Company, effective July 3, 2012, as amended on May 5, 2014, which provides for the following:

Termination without Cause or for Good Reason - General
- Company will pay 18 months’ base salary plus annual incentive pay entitlement at target, plus a further one month base salary plus annual incentive pay entitlement at target per year of completed service to a cumulative maximum of 24 months’ base salary (the “Severance Period”).
- Company will continue to make regular contributions to continue all non-equity benefits during the Severance Period (to the extent permitted by the carriers).
- Stock options and RSUs continue to vest during the Severance Period.

Termination without Cause or for Good Reason - before or within 24 months following a Change of Control
- Company will make a lump sum payment equal to two times base salary.
- Company will continue to make regular contributions to continue all non-equity benefits for 24 months (to the extent permitted).
- Company will pay two times target annual incentive at the time of termination.
- If terminated without cause or the acquirer (or successor to the Company, as the case may be) does not assume or replace equity grants on substantially similar terms, all outstanding equity will immediately and automatically become fully vested without the necessity of terminating employment for “good reason” and all such vested rights will be exercisable for the shorter of (i) one year following the termination or the effective date of the Change of Control, as applicable or (ii) the applicable period of time under the governing plan or agreement.

Voluntary resignation or termination for Just Cause	- No entitlement to compensation except for unpaid base salary, vacation earned to date of termination and reasonable unpaid expenses. All benefits cease on date of termination.

Chief Operating Officer
Mr. Beard is employed as Chief Operating Officer under a written employment contract that was effective as of July 21, 2014, which provides for the following:

Termination without Cause or for Good Reason - General
- Company will provide:
- current annual base salary for 12 months, plus one month of base salary per completed year of service, to a maximum of 24 months from the date of termination (the “Severance Period”);
- regular contributions to continue all non-equity benefits for the duration of the Severance Period; and
- all entitlements pursuant to any Company equity-based plans continue to vest during the Severance Period, and once vested are exercisable in accordance with the terms of the applicable plan(s) and agreement(s).

Termination without Cause or for Good Reason - before or within 24 months following a Change of Control
- Company will make a lump sum payment equal to two times base salary.
-  Company will continue to make regular contributions to continue all non-equity benefits for 24 months (to the extent permitted).
-  All outstanding equity will immediately and automatically become fully vested and all such vested rights will be exercisable for the applicable period of time under the governing plan or grant agreement.

Voluntary resignation or termination for Just Cause	- No entitlement to compensation except for unpaid base salary, vacation earned to date of termination and reasonable unpaid expenses. All benefits cease on date of termination.

If the termination clauses under the respective employment contracts of the NEOs had been triggered on the last day of Fiscal 2015, the value of their entitlements would be as follows:

	Base Salary	Annual Incentive[1]	Benefits	Retirement Savings	Equity Awards[2]	Total[3]
Termination
John Chen	$2,000,000	$4,800,000	$4,577	$27,000	$140,530,000	$147,361,577
James Yersh	$666,430	$533,144	$11,574	$33,228	$1,218,436	$2,462,812
Sandeep Chennakeshu	$1,000,000	$2,000,000	$21,108	$36,000	$5,164,532	$8,221,640
Steve Zipperstein	$1,166,667	$1,166,667	$32,596	$30,000	$4,725,852	$7,121,781
Marty Beard	$500,000	$0	$9,054	$18,000	$1,056,699	$1,583,753
Change of Control
John Chen	$2,000,000	$4,800,000	$4,577	$27,000	$140,530,000	$147,361,577
James Yersh	$888,573	$888,573	$15,433	$44,304	$2,757,041	$4,593,924
Sandeep Chennakeshu	$1,000,000	$2,000,000	$21,108	$36,000	$19,132,749	$22,189,857
Steve Zipperstein	$1,400,000	$1,400,000	$39,115	$36,000	$6,486,995	$9,362,110
Marty Beard	$1,000,000	$0	$18,107	$36,000	$3,698,414	$4,752,522

1. In the case of termination (including if in connection with a change of control), Mr. Chen is entitled to two times his VIP payout for the year in which he is terminated. The amount noted is based on the most recent VIP payout Mr. Chen received. In the case of termination absent a change of control, Mr. Yersh is entitled to his VIP payout for the year in which he is terminated. The amount noted is based on the most recent VIP payout Mr. Yersh received. For all others, the value is calculated in accordance with the provisions noted above under “Employment Arrangements”.

2. In the case of a termination absent a change of control, all the equity awards of Mr. Chen automatically vest. For the others, the equity awards do not accelerate and will continue to vest for a period of 18 months after termination in the case of Mr. Yersh, 20 months after termination in the case of Mr. Zipperstein, 24 months after termination in the case of Mr. Chennakeshu's TBRSUs, and 12 months after termination in the case of Mr. Beard. With respect to the Chennakeshu PBRSUs, in the case of a termination absent a change of control, 30% of the Chennakeshu PBRSUs that have accrued (on a pro rata basis) based on the number of days Mr. Chennakeshu was employed during the four-year performance period will become immediately vested. In the case of a termination in connection with a change of control, equity awards will accelerate in accordance with the provisions noted above under “Employment Arrangements”. In both cases, the actual value of the awards depends on the fair market value of the Common Shares at the time of vesting.

3. All compensation paid in Canadian dollars was converted to U.S. dollars using the Bank of Canada average noon rate of $1.00 = CDN $1.1254 for Fiscal 2015.

Long-Term Incentive Plans

The Company’s equity incentive plans include provisions relating to a change of control of the Company and termination of employment as follows:

Under the Equity Incentive Plan, if following a change of control (i) the employment of a participant is terminated without cause within the first 24 months of such change of control, or (ii) the Company or a successor in the change of control has not assumed or replaced the participant’s existing awards under the Equity Incentive Plan, all Options and RSU awards granted to the participants shall immediately vest; the Options will be exercisable until the earlier of their expiry and one year after the participant’s termination, and the RSUs will be cash settled.
In December 2013, the Board approved amendments to the change of control provisions of all equity awards granted prior to July 2013 under the Prior Plans to mirror those contained in the Equity Incentive Plan. As a result, all equity granted under the Prior Plans will be treated the same as equity granted under the Equity Incentive Plan in connection with a change of control, as described above.

Under the Equity Incentive Plan, on the death of a participant, all unvested Options will vest and be exercisable by the participant’s estate until the earlier of the options’ expiry and six months following death. In case of termination of employment for any reason (other than death), a participant under the Prior Stock Option Plan may, but only within 90 days following termination, exercise his or her vested Prior Options to the extent that he or she was entitled to exercise such Prior Options at the date of termination. This provision is subject to any agreement with any participant with respect to the rights of such participant upon termination or change of control of the Company.

Under the Equity Incentive Plan, on the death of a participant, all vested RSU awards will be settled as of the participant’s death and a cash payment made to the participant’s estate. Under the Prior RSU Plan, any Prior RSU, whether or not subject to the attainment of performance objectives, shall expire immediately and be forfeited and be of no further force and effect on the date upon which the RSU holder ceases to be an officer or employee of the Company for any reason (other than death), unless otherwise determined by the Board or the CNG Committee at or after the time of the grant.

DIRECTOR COMPENSATION
Director Fee Schedule

Directors who are also officers of the Company (i.e., Mr. Chen) receive no additional remuneration for acting as directors.

Director compensation is as outlined in the below chart:

Compensation[1]	Fiscal 2015	Fiscal 2014
Initial Retainer	$150,000	$150,000
Annual Board retainer: initial year with 100% paid in DSUs; thereafter, 60% paid in DSUs and 40% payable in either cash and/or DSUs at the election of the director[2]	$200,000	$200,000
Additional annual retainer for Board Chair[3]	$75,000	$75,000
Additional annual retainer for Audit and Risk Management Committee Chair	$25,000	$25,000
Additional annual retainer for CNG Committee Chair	$20,000	$20,000

1.	All amounts are in CDN dollars.

2.	See the “Annual Board Retainer” section below for an overview of a director’s ability to receive DSUs as a method of payment.

3.	Mr. Chen is an officer of the Company and therefore does not receive additional remuneration for his service as Executive Chair of the Board.

Mr. Watsa has declined any additional remuneration for his service as Lead Director of the Company.

Directors who are not officers of the Company are also reimbursed for out-of-pocket expenses for attending all Board and committee meetings.

Initial Board Retainer

An initial one-time Board retainer is paid to each new director who is not a Company officer upon becoming a member of the Board. The initial retainer is satisfied in the form of DSUs and a director is required to retain all DSUs granted in satisfaction of the initial retainer until he or she ceases to be a member of the Board.

Annual Board Retainer

Of the annual Board retainer, 100% is payable in DSUs in respect of a director’s first fiscal year of service, and thereafter, 60% is payable in DSUs and 40% is payable in cash and/or DSUs, at the election of the director. A director is required to retain all DSUs acquired with the annual Board retainer until he or she ceases to be a member of the Board.

Share Ownership Guidelines

In Fiscal 2012, the Board adopted a guideline that each director who is not an officer of the Company should hold Common Shares and/or DSUs with an aggregate value of not less than four times the CDN $200,000 annual retainer paid to each director. A director’s compliance with these guidelines is assessed based on the greater of the purchase price, grant price or market value of the Common Shares/DSUs held by that director. Directors are expected to reach the guideline ownership level within five years of joining the Board. The DSUs awarded to directors over five years will satisfy the shareholding guideline if directors elect to receive their annual retainer solely in DSUs. The shareholding guideline has been satisfied by Ms. Stymiest. Messrs. Daniels, Dattels, Lynch and Watsa have not yet served as members of the Board for five years and have additional time to meet the guideline.

Director Compensation Table

Set out below are amounts earned by the non-officer directors in respect of membership on the Board and its committees in Fiscal 2015. No other compensation is payable to such directors, other than the reimbursement of expenses.

Name	Total Fees Earned ($)[1]	Amounts Paid in Cash ($)	Amounts Paid In DSUs ($)	% of Total Fees Earned Taken in DSUs
Current Directors
Mike Daniels[2]	$73,720	—	$73,720	100%
Timothy Dattels	$177,710	—	$177,710	100%
Claudia Kotchka	$177,710	—	$177,710	100%
Richard Lynch	$177,710	—	$177,710	100%
Barbara Stymiest[3]	$199,924	$24,491	$175,433	88%
Prem Watsa[4]	$195,481	—	$195,481	100%

Directors who served during part of Fiscal 2015
Bert Nordberg[5]	$44,428	$7,108	$37,319	84%

1.	Director fees are earned in Canadian dollars and have been converted to U.S. dollars using the Bank of Canada average noon rate of $1 = CDN $1.1254 for Fiscal 2015.

2.	Mr. Daniels joined the Board on October 1, 2014 and his “Total Fees Earned” have been pro-rated accordingly.

3.	Ms. Stymiest’s “Total Fees Earned” include $22,213 on account of her position as Chair of the Audit and Risk Management Committee.

4.	Mr. Watsa’s “Total Fees Earned” include $17,771 on account of his position as Chair of the CNG Committee.

5.	Mr. Nordberg did not stand for re-election to the Board at the Company’s May 19, 2014 annual and special meeting and his “Total Fees Earned” have been pro-rated accordingly.

Outstanding DSU Awards

Set out below is a summary of the outstanding DSU awards for each of the non-officer directors of the Company for Fiscal 2015 as at February 28, 2015 (including DSUs credited to each director before Fiscal 2015). The DSU Plan was amended at the Company’s last annual and special meeting held on June 19, 2014, to allow for treasury issuances and secondary market purchases of Common Shares on a redemption of DSUs. No stock options have been granted to the non-officer directors of the Company.

	DSU Awards
Name	Number of DSUs that have been Credited but not Redeemed (#)	Market Value of DSUs that have been Credited but not Redeemed[1,2]
Current Directors[3]
Mike Daniels	6,866	$74,221
Tim Dattels	75,099	$811,820
Claudia Kotchka[4]	66,939	$723,611
Richard Lynch	51,195	$553,418
Barbara Stymiest	83,218	$899,587
Prem Watsa	27,492	$297,189

1.	DSU awards do not have vesting conditions/requirements and are redeemable by directors upon ceasing to be a member of the Board.

2.	DSU awards were valued using the NASDAQ closing price of Common Shares on February 27, 2015 of $10.81.

3.	All former directors who served during part of Fiscal 2015 have redeemed their DSUs (i.e., Mr. Nordberg). Accordingly, there is no information to report for Mr. Nordberg in this table.

4.	Ms. Kotchka’s DSU awards are redeemable upon her ceasing to be a member of the Board at the Meeting.

See “Securities Authorized for Issuance Under Equity Compensation Plans - DSU Plan” for an overview and summary of the key provisions of the DSU Plan.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS
As at May 6, 2015, there was no indebtedness owing to the Company or any of its subsidiaries by any directors, executive officers, employees or former directors, executive officers or employees of the Company or any of its subsidiaries. In addition, no director or senior officer, proposed nominee for election as a director of the Company, nor any associate of any director, senior officer or proposed nominee was indebted to the Company in Fiscal 2015.

DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE
The Company maintains insurance for the benefit of its directors and officers against liability in their respective capacities as directors and officers. The total amount of insurance coverage as at the end of the last fiscal year for the directors and officers as a group is $150 million. The annual premium payable by the Company in respect of such insurance is approximately $1,387,400. The directors and officers are not required to pay any premium in respect of this insurance. The policy contains standard industry exclusions and no claims have been made thereunder to date.

INDEMNIFICATION
Under the OBCA, the Company may indemnify a director or officer of the Company against all costs, charges and expenses reasonably incurred by him or her in respect of any civil, criminal or administrative action where he or she has acted honestly and in good faith with a view to the best interests of the Company and in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he or she had reasonable grounds for believing that his or her conduct was lawful. In addition, pursuant to the Company’s by-laws, the Company is required to indemnify its directors and officers if they satisfy the above described conditions.

As is customary for many public corporations, the Company entered into indemnity agreements (the “Indemnity Agreements”) with its directors and certain senior officers whereby the Company agreed, subject to applicable law, to indemnify those persons against all costs, charges and expenses which they may sustain or incur in third party actions if: such director or officer complied with his or her fiduciary duties; and in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he or she had reasonable grounds for believing that his or her conduct was lawful. The Indemnity Agreements further require the Company to pay interim costs and expenses of the director or officer subject to the requirement that the director or officer must repay such costs and expenses if the outcome of any litigation or proceeding establishes that the director or officer was not entitled to indemnification.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON
No person who has been a director or executive officer of the Company at any time since the beginning of the Company’s last completed fiscal year, no proposed nominee for election as a director, nor any associate or any affiliate of any such person or nominee, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting, except as disclosed in this Management Information Circular. Furthermore, no “informed person” of the Company (as such term is defined under applicable securities laws), proposed nominee for election as a director of the Company and no associate or affiliate of any such informed person or proposed nominee has or had a material interest, direct or indirect, in any transaction since the beginning of the Company’s most recently completed fiscal year or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries or affiliates, other than Mr. Watsa, the Chairman and Chief Executive Officer, and a significant shareholder, of Fairfax, which participated in the Company’s $1.25 billion Debenture financing in Fiscal 2014 and continues to hold a significant proportion of the outstanding Debentures.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS
The following table sets out, as at February 28, 2015, (i) the number of Common Shares to be issued upon (a) the exercise of Prior Options and Options granted under the Prior Stock Option Plan and Equity Incentive Plan, respectively, and (b) the vesting of Prior RSUs and RSUs granted under the Prior RSU Plan and Equity Incentive Plan, respectively, as well as those granted as employment inducements, (ii) the weighted average exercise price of such Prior Options and Options, and (iii) the number of Common Shares remaining available for future issuance under the Equity Incentive Plan.

Plan Category	Number of Common Shares to be issued upon exercise of Prior Options and Options or vesting of Prior RSUs and RSUs	Weighted-average exercise price of outstanding Prior Options and Options	Number of Common Shares remaining available for future issuance under the equity compensation plans
Equity compensation plans approved by shareholders	17,309,606	$9.34	5,070,741
Equity compensation plans not approved by shareholders	10,521,418[1]	n/a	n/a
Total	27,831,024	$9.34	5,070,741

1 Mr. Chen was granted an aggregate of 13,000,000 RSUs, each representing a right to receive one Common Share in certain circumstances, as an inducement to join the Company as an executive officer on November 13, 2013. Of this award, 2,478,582 RSUs, were granted under the Equity Incentive Plan and 10,521,418 RSUs were granted as a stand-alone inducement award not subject to shareholder approval, in accordance with TSX rules.

As of the Record Date, Prior Options and Options to purchase an aggregate of 1,300,886 Common Shares, representing approximately 0.2% of the Company’s issued and outstanding Common Shares on a non-diluted basis are currently outstanding under the Prior Stock Option Plan and the Equity Incentive Plan, and the number of Common Shares allocated to Prior RSUs and RSUs is 15,966,878 (excluding the 10,521,418 RSUs granted to Mr. Chen as a stand-alone inducement), representing approximately 3.0% of the Company’s issued and outstanding Common Shares (or 5.0% of the Company’s issued and outstanding Common Shares if including the 10,521,418 RSUs granted to Mr. Chen as a stand-alone inducement). As of the Record Date, 4,658,845 Common Shares, representing approximately 0.9% of the Company’s current issued and outstanding Common Shares (on a non-diluted basis), are available for issuance under the Equity Incentive Plan (assuming full deduction of equivalent Common Shares against the share limit for grants under that plan).
At the Meeting, shareholders will be asked to vote on a resolution to increase the number of Common Shares issuable pursuant to the Equity Incentive Plan. See “Business to be Transacted at the Meeting - Amendment to the Equity Incentive Plan”.

Equity Incentive Plan

The Equity Incentive Plan was approved by the shareholders of the Company at the Company’s annual and special meeting on July 9, 2013. The Equity Incentive Plan replaced the Prior Plans and is administered by the CNG Committee, in accordance with the Awards Policy. Awards made under the Prior Plans will continue to be effective under, and be governed by, the terms of the Prior Plans, subject to the provisions of any existing award agreements, including as those agreements may be validly amended from time to time. After the effective date of the Equity Incentive Plan (July 9, 2013), no awards may be granted under any Prior Plan and any new awards since that date have been granted under the Equity Incentive Plan. Details of the Equity Incentive Plan, Prior RSU Plan and Prior Stock Option Plan, along with the Awards Policy, are set out below.

Overview
Consistent with the Prior Plans, the objectives of the Equity Incentive Plan are to assist the Company and its affiliates to attract, retain and motivate executive officers and employees through equity-based awards. The Equity Incentive Plan incorporates what is referred to as a “fungible plan design”, meaning that full-value awards (which in the case of the Equity Incentive Plan are RSUs) count against the available share reserve at a greater number of Common Shares available under the Equity Incentive Plan than do Options (Options and RSUs are referred to herein as “Awards”).
RSUs are notional securities that rise and fall in value based on the value of the Common Shares, and are redeemed for Common Shares issued by the Company or purchased on the open market by a trustee selected by the Company, or for the cash equivalent on the vesting dates established by the Board or CNG Committee at the time of grant, in its sole discretion. The CNG Committee believes that RSU Awards promote the mid-term and long-term success of the Company by providing additional flexibility to recruit, motivate and retain employees through the issuance of RSUs to participants based on an assessment of the participant’s current and potential ability to contribute to the success of the Company.
The Options that may be granted by the Company provide for the issuance of one Common Share by the Company, upon the payment of a pre-determined cash exercise price. The Options will be granted subject to specified time-based or other vesting conditions determined by the Board or the CNG Committee, and remain exercisable until a defined expiry date. The CNG Committee believes that stock options assist in the attraction and retention of employees and provide a strong incentive for employees to put forth maximum effort for the continued success and growth of the Company.
No other forms of equity incentive are contemplated by the Equity Incentive Plan, although the Company maintains a separate DSU Plan for directors (see “Director Compensation” in this Management Information Circular).

Subject to certain adjustments as described below, the total number of Common Shares available for grant under the Equity Incentive Plan is 13,375,000, which was a net increase of 8,707,628 shares to the 4,667,372 shares which remained available for issuance under the Prior Plans as of March 2, 2013; provided, however, that the number of Common Shares available for grant will be reduced by 0.625 shares for every share subject to a Prior Option, and by one share for every share subject to a Prior RSU, in each case granted under the Prior Plans after March 2, 2013, but prior to shareholder approval of the Equity Incentive Plan (being July 9, 2013). From and after July 9, 2013, any shares that are subject to Options will be counted against the share limit as 0.625 share for every one Option granted, and any shares that are subject to RSUs will be counted against the share limit as one share for every one RSU granted.
At the Meeting, shareholders will be asked to vote on a resolution to increase the number of Common Shares issuable pursuant to the Equity Incentive Plan. See “Business to be Transacted at the Meeting - Amendment to the Equity Incentive Plan”.
Three Year Approval of Equity Incentive Plan
The Equity Incentive Plan is considered an “evergreen” plan because Common Shares that are withheld to satisfy applicable income tax obligations upon the settlement of Prior RSUs and RSUs are available for subsequent grants under the Equity Incentive Plan, options only count against the share limit as 0.625 Common Shares and because Common Shares available for issuance pursuant to awards granted under the Prior Stock Option Plan and the Prior RSU Plan that are forfeited or cancelled are available for subsequent grants under the Equity Incentive Plan. As such, the TSX requires that the Equity Incentive Plan be submitted to shareholders of the Company to approve unallocated entitlements within three years after institution and within every three years thereafter. The Company’s shareholders must ratify the Equity Incentive Plan by July 9, 2016 or all unallocated entitlements will be cancelled and the Company will not be entitled to grant further Awards under the Equity Incentive Plan until such time as shareholder approval is obtained.
Summary of Key Provisions
The following is a summary of the principal provisions of the Equity Incentive Plan:
Administration: The Equity Incentive Plan is administered by the Board, which delegates its authority to the CNG Committee or the Executive Chair of the Company, as contemplated by the Equity Incentive Plan and the Awards Policy.
Participation: Participation in the Equity Incentive Plan is open to employees of the Company and any of its affiliates that are designated by the Board. Participation in the Equity Incentive Plan is voluntary.
Participation Limits: The number of the Company’s Common Shares (i) issued to insiders of the Company within any one year period, and (ii) issuable to insiders of the Company, at any time, under the Equity Incentive Plan, or when combined with all of the Company’s security based compensation arrangements, cannot exceed 10% of the Company’s total outstanding Common Shares, respectively. No more than 5% of the Company’s outstanding Common Shares may be issued to any one participant under the Equity Incentive Plan or any other security-based compensation arrangement. No more than 10% of the Company’s outstanding Common Shares may be issued under the Equity Incentive Plan or any other security-based compensation arrangement in any one year period.
Award Agreements: Awards will be documented by written Award agreements, which will reflect the specific terms of a particular grant of Options or RSUs. The Board has the discretion to permit the exercise of Awards on other terms as it may determine, provided that no Award may be extended past the prescribed expiry date.
Shares Available and Share Counting: Subject to certain equitable adjustments as provided in the Equity Incentive Plan and described below, a total of 13,375,000 shares are authorized for Awards granted under the Equity Incentive Plan, less 0.625 share for every one share that was subject to a Prior Option granted after March 2, 2013 and one share for every one share that was subject to a Prior RSU granted after March 2, 2013. Any shares that are subject to Options will be counted against this limit as 0.625 share for every one Option granted, and any shares that are subject to RSUs will be counted against this limit as one share for every one RSU granted.
If (i) any shares subject to an Award are forfeited, an Award expires, or an Award is settled for cash (in whole or in part), or (ii) after March 2, 2013 any shares subject to an award under any Prior Plan are forfeited, an award under any Prior Plan expires, or is settled for cash (in whole or in part), then in each such case the shares subject to such Award or award under any Prior Plan will, to the extent of such forfeiture, expiration or cash settlement, be added to the shares available for Awards under the Equity Incentive Plan. In the event that withholding tax liabilities arising from an Award other than an Option or, after March 2, 2013, an award other than a Prior Option are satisfied by the tendering of shares (either actually or by attestation) or by the withholding of shares by the Company, the shares so tendered or withheld will be added to the shares available for Awards under the Equity Incentive Plan. Notwithstanding anything to the contrary contained herein, the following shares will not be added to the shares authorized for grant: (i) shares tendered or withheld in payment of the purchase price of an Option or, after March 2, 2013, a Prior Option; (ii) shares tendered or withheld to satisfy any tax withholding obligation with respect to Options or, after March 2, 2013, Prior Options; and (iii) shares reacquired by the Company on the open market or otherwise using cash proceeds from the exercise of Options, or after March 2, 2013, Prior Options.

Any shares that again become available for Awards under the Equity Incentive Plan will be added as (i) 0.625 share for every one share subject to Options granted under the Equity Incentive Plan or Prior Options, and (ii) as one Common Share for every one share subject to RSUs granted under the Equity Incentive Plan or Prior RSUs.
At the Meeting, shareholders will be asked to vote on a resolution to increase the number of Common Shares issuable pursuant to the Equity Incentive Plan. See “Business to be Transacted at the Meeting - Amendment to the Equity Incentive Plan”.
Substitute Awards: Substitute Awards (as defined below) will not reduce the shares authorized for grant under the Equity Incentive Plan, nor will shares subject to a Substitute Award be added to the shares available for Awards under the Equity Incentive Plan as provided above. Additionally, in the event that a company acquired by the Company or any subsidiary of the Company or with which the Company or any subsidiary of the Company combines has shares available under a pre-existing plan approved by shareholders and not adopted in contemplation of such acquisition or arrangement, the shares available for grant pursuant to the terms of such pre-existing plan (as adjusted, to the extent appropriate, using the exchange ratio or other adjustment or valuation ratio or formula used in such acquisition or arrangement to determine the consideration payable to the holders of Common Shares of the entities party to such acquisition or arrangement) may be used for Awards under the Equity Incentive Plan and will not reduce the shares authorized for grant (and shares subject to such Awards will not be added to the shares available for Awards); provided that Awards using such available shares will not be made after the date awards or grants could have been made under the terms of the pre-existing plan, absent the acquisition or arrangement, and will only be made to individuals who were not employees or directors of the granting company prior to such acquisition or arrangement.
For purposes of the Equity Incentive Plan, “Substitute Awards” means Awards granted or shares issued by the Company in assumption of, or in substitution or exchange for, awards previously granted, or the right or obligation to make future awards, in each case by a company acquired by the Company or any subsidiary of the Company or with which the Company or any subsidiary of the Company amalgamates.
Pricing: Options must have an exercise price of not less than the closing trading price of the Common Shares on the TSX or NASDAQ on the grant date, or if there is no closing trading price on that date, on the last preceding trading day. RSU Awards may be expressed as either a number of RSUs, or be based on an aggregate dollar value of the Award to be granted and divided by the closing trading price of the Common Shares on the TSX or NASDAQ on the grant date.
Shareholder approval is expressly required to:

(a)	reduce the exercise price of an Option after it is granted;

(b)
cancel an Option when the exercise price per share exceeds the then current market value in exchange for cash or another Award (other than in connection with a Change of Control (as defined below)); or

(c)	take other actions that would be treated as a repricing under TSX or NASDAQ rules.

Restrictions on Dividends: No dividends or dividend equivalents may be granted in connection with an Option or an RSU.
Restrictions on Transfer: Except as required by law, the rights of a participant under the Equity Incentive Plan are not capable of being anticipated, assigned, transferred, alienated, sold, encumbered, pledged, mortgaged or charged and are not capable of being subject to attachment or legal process for the payment of any debts or obligations of the participant. Awards may be exercised during the life of the participant only by the participant or the participant’s guardian or legal representative.
Terms and Expiry: Options may be granted having a term not to exceed five years. The term and vesting of Options is at the discretion of the CNG Committee and will be reflected in an Award agreement. Except as provided in the applicable Award agreement, RSUs have a term that expires not later than December 31 of the third calendar year after the applicable

Award date. The term and specific vesting conditions for an RSU Award is at the discretion of the CNG Committee and will be reflected in an Award agreement. If an Option would otherwise expire during a trading blackout period, the term of such Option shall automatically be extended until ten (10) business days after the end of the blackout period.
Termination Entitlements: Upon termination of employment for reasons other than death, all unvested Awards are forfeited (subject to the provisions below relating to a Change of Control). Options that are vested on the termination date may be exercised until the earlier of their stated expiry date and 90 days after the termination date. Upon the death of a participant, all unvested Awards will immediately vest. The vested Options may be exercised by the participant’s estate until the earlier of their stated expiry date and six months after the date of the participant’s death, and the vested RSUs will be settled by a cash payment to the participant’s estate.
If, on or following a Change of Control, (A) a participant’s employment is terminated other than for cause during the Change of Control Period (as defined below), or (B) the Company or a successor issuer in the Change of Control has not assumed or replaced on substantially similar terms the participant’s existing Awards, then (i) all Awards will immediately vest, (ii) all restrictions on such Awards will lapse and (iii) all vested Options may be exercised until the earlier of their stated expiry date and one year after the termination date or the effective date of the Change of Control, as applicable, after which time all Options will expire and all vested RSUs will be settled by a cash payment to the participant.
For purposes of the Equity Incentive Plan, a “Change of Control” is defined as of any of the following events:

(a)
an amalgamation, merger, consolidation, arrangement or other reorganization as a result of which the holders of the Company’s Common Shares immediately prior to the completion of that transaction hold less than a majority of the shares after completion of that transaction;

(b)
any individual, entity or group of persons acting jointly or in concert, acquires or becomes the beneficial owner of, directly or indirectly, more than 50% of the Company’s Common Shares, or any other transaction of similar effect;

(c)
the Company sells or otherwise transfers all or substantially all of its assets (other than a disposition or transfer of assets to an affiliate of the Company as part of a reorganization), where the holders of the Company’s Common Shares immediately prior to the completion of that transaction hold less than a majority of the Common Shares of the acquiring person immediately after the completion of such transaction; or

(d)
as a result of or in connection with the contested election of directors, the nominees named for election in the Company’s most recent management information circular do not constitute a majority of the Board.

The “Change of Control Period” is the shorter of (i) 24 months following a Change of Control, and (ii) the period of time following a Change of Control that is specified in a participant’s employment agreement.
Change of Control: In the event of a Change of Control, the Board shall have the authority to take all necessary steps so as to ensure the preservation of the economic interests of the participants in, and to prevent the dilution or enlargement of, any Options or RSUs, which unless otherwise provided in an Award agreement shall include ensuring that the Company or any entity which is or would be the successor to the Company or which may issue securities in exchange for shares upon the Change of Control becoming effective will assume each outstanding Award, or will provide each participant with new or replacement or amended Options or RSUs which will continue to vest following the Change of Control on similar terms and conditions as provided in the Equity Incentive Plan.
Amendments: The Board has the authority, in the case of specified capital reorganizations affecting the Company, to amend or adjust outstanding Awards including changes to adjust (i) the number of Common Shares that may be acquired on the exercise of outstanding Options, (ii) the exercise price of outstanding Options, or (iii) the number of RSUs credited to a participant, in order to preserve proportionately the rights and obligations of participants.
The Board also reserves the right to amend, suspend or terminate the Equity Incentive Plan, in whole or in part, at any time, subject to applicable laws and requirements of any stock exchange or governmental or regulatory body (including any requirement for shareholder approval). The Board may make amendments to the Equity Incentive Plan or outstanding Awards without shareholder approval, except for the following amendments:

▪	increasing the number of Common Shares reserved for issuance under the Equity Incentive Plan or other plan limits;

▪	changing the definition of those participants who are eligible to participate in the Equity Incentive Plan;

▪	reducing the exercise price of an Option (other than in connection with a capital reorganization) or any cancellation and reissuance of an Option;

▪	extending the expiry date of an Award other than as contemplated by the Equity Incentive Plan;

▪	permitting Awards to be transferred other than upon death;

▪
permitting the addition or modification of a cashless exercise feature, payable in cash or shares, unless it provides for a full deduction of the number of underlying shares from the Equity Incentive Plan share reserve;

▪	changing the amendment provisions of the Equity Incentive Plan; or

▪	other amendments that require shareholder approval under applicable law or stock exchange rules.
Examples of amendments that the Board may make without shareholder approval include, without limitation, (i) housekeeping amendments, (ii) amendments to comply with tax laws, (iii) amendments to reduce or restrict participation, and (iv) amendments to accelerate vesting.

On December 19, 2013, the Equity Incentive Plan was amended by the Board to provide for (a) the cashless exercise of Options by the participant making an election for the receipt of either (i) an amount in cash per Option, or (ii) a net number of Common Shares (in each case, net of any applicable withholding taxes or deductions) equal to the difference between the exercise price of the Option and the price at which a securities dealer designated by the Company is able to sell the Common Shares in the capital markets on the trading day that the exercise notice is given by the participant (with a full deduction of the underlying Common Shares from the plan reserve), and (b) the automatic extension of the vesting period of Awards for certain approved leaves. Shareholder approval of such amendments was not required as the amendments were covered under the general amendment provisions of the Equity Incentive Plan.

On June 18, 2014, the Equity Incentive Plan was amended by the Board to provide that the Board may delegate to the Executive Chair of the Company (in addition to the CNG Committee), all or any of the powers conferred on the Board under the Equity Incentive Plan. Shareholder approval of such amendments was not required pursuant to the general amendment provisions of the Equity Incentive Plan.

DSU Plan

Overview
The DSU Plan was created to align director and shareholder interests, in that the value of DSUs is tied directly to the value of Common Shares. The DSU Plan also facilitates directors’ effective investment in Common Shares pursuant to the Company’s share ownership guidelines, as described under “Director Compensation - Share Ownership Guidelines”.

Under the DSU Plan, each director who is not an officer of the Company is credited with DSUs in satisfaction of 100% of his or her initial retainer. Of the annual Board retainer, 100% is payable in DSUs in respect of a director’s first fiscal year of service, and thereafter, 60% of his or her annual retainer is payable in DSUs and, at the election of the director, up to 100% of the remaining portion of the annual retainer and other fees (such as lead director or committee chair fees) for serving as a director of the Company. Under the DSU Plan, DSUs are granted and allocated to a notional account on a quarterly basis (with the exception of DSUs granted in respect of the initial Board retainer, which are granted in their entirety on the first award date after the director joins the Board). Additional DSUs would be granted in relation to any dividends paid during the time that DSUs are credited to the director, on a per equivalent Common Share basis. Each DSU has an initial value equal to the market value of a Common Share at the time the DSU is granted. A director cannot redeem DSUs until the director ceases to be a member of the Board or a director of an affiliate of the Company (or if he or she continues to be employed by the Company or an affiliate, following termination of his or her service). The DSUs will be redeemed no later than December 15 of the calendar year commencing immediately after the calendar year in which the director ceases to be a member of the Board. DSUs may, at the option of the Company, be redeemed for cash with the redemption value of each DSU equal to the weighted average trading price of the Common Shares over the five trading days preceding the redemption date. Alternatively, the redemption value may be satisfied by the delivery of Common Shares equal to the number of DSUs credited to the participant, either issued from treasury or purchased on behalf of the participant in the secondary market.

Summary of Key Provisions

The following is a summary of the principal provisions of the DSU Plan:
Three Year Approval of DSU Plan: The DSU Plan is considered an “evergreen” plan because the maximum number of Common Shares issuable from treasury upon redemption of DSUs is expressed as a percentage of the number of Common Shares issued and outstanding from time to time. As such, the TSX requires that the DSU Plan be submitted to shareholders of the Company to approve unallocated entitlements within three years after the initial approval of the DSU Plan by shareholders, and within every three years thereafter.

Administration: The DSU Plan is administered by the CNG Committee, which may delegate any administrative responsibilities to an officer of the Company.
Participation: Participation in the DSU Plan is open to directors of the Company. Participation in the DSU Plan is currently mandatory, as to a director’s initial retainer and a portion of his or her annual retainer, as described above.
Insider Limits: As under the Company’s other security-based compensation arrangements, no more than 10% of the Company’s outstanding Common Shares may be issued to insiders of the Company in any one year period pursuant to the DSU Plan or any other security-based compensation arrangements, and no more than 10% of the Company’s outstanding Common Shares may be issuable at any time pursuant to the DSU Plan or any other security-based compensation arrangement in the aggregate.
Plan Maximum: The total number of Common Shares issuable from treasury under the DSU Plan is 1% of the issued and outstanding Common Shares from time to time. There is no restriction on the redemption of DSUs for cash, or in consideration for Common Shares purchased in secondary market transactions.
Participation and Elections: Accounts will be maintained for each participating director, to which DSUs granted under the DSU Plan will be credited. To the extent that a director wishes to increase the proportion of his or her annual retainer and other board service compensation that is received in the form of DSUs, he or she may submit an election and acknowledgment form in respect of such an increase (in 5% increments) within certain deadlines, provided that the Company is not then in a restricted trading period.
Account and Pricing: DSUs granted to a director will be credited to his or her account on the first business day of a fiscal quarter (or for a departing director, on the last business day on which he or she serves as a director) (an “Award Date”). DSUs granted in connection with a director’s initial retainer are credited in full on the first Award Date after joining the Board. Subsequent grants in respect of the annual retainer are made in quarterly instalments, prorated for the period of service, as applicable. DSUs are fully vested when granted.
The number of DSUs to be granted from time to time will be determined by dividing the amount of the retainer or other fees otherwise payable on the Award Date (or such lesser amount as may have been elected by the director in respect of the annual retainer) by the closing trading price of the Common Shares on that date on the TSX (for Canadian participants) or NASDAQ (for U.S. participants).
Dividends: As of any dividend payment date, a participating director’s account will be credited with additional DSUs, determined by dividing (a) the product of the per share dividend and the number of DSUs credited in the account on the dividend record date, by (b) the closing trading price of a Common Share on the applicable date on the TSX (for Canadian participants) or NASDAQ (for U.S. participants).
Redemption and Payout: DSUs may not be redeemed while a participant continues to serve as a director of the Company or of an affiliate (provided that the redemption may be deferred if the person continues to be employed by the Company or an affiliate).
On the third business day after the end of the participant’s service (or after the end of a blackout period in effect at that time, or such later date as may be agreed by the participant and the Company, subject to certain limitations), the DSUs credited to the participant will be redeemed. On redemption, the Company may elect to:

▪
pay a cash amount equal to the product of the number of DSUs credited to the account and the five day weighted average trading price of the Common Shares on the TSX (for Canadian participants) or NASDAQ (for U.S. participants);

▪	cause a broker to acquire in the secondary market on behalf of the participant a number of Common Shares equal to the number of whole DSUs credited to the account; or

▪	issue from treasury a number of Common Shares equal to the number of whole DSUs credited to the account;
in each case, less applicable withholding taxes, and with a cash payment calculated as described above in respect of any fractional DSUs.
Restrictions on Transfer: DSUs are non-transferable, but may be redeemed following the incapacity or death of a director, with the proceeds disbursed to a director’s guardian or legal representative.

Amendments: The Board has the authority, in the case of specified capital reorganizations affecting the Company, to amend or adjust DSUs credited to an account including changes to adjust the number of DSUs credited to a participant in order to preserve proportionately the rights and obligations of participants.
The Board also reserves the right to amend, suspend or terminate the DSU Plan, in whole or in part, at any time, subject to applicable laws and requirements of any stock exchange or governmental or regulatory body (including any requirement for shareholder approval). However, the DSU Plan may not be amended, suspended or terminated in a way that would result in certain adverse tax consequences under U.S. or Canadian federal income tax laws. The Board may make amendments to the DSU Plan or outstanding DSUs without shareholder approval, including the following types of amendments:

•
amendments of a “housekeeping” or administrative nature including, without limiting the generality of the foregoing, any amendment for the purpose of curing any ambiguity, error or omission in the DSU Plan or to correct or supplement any provision of the DSU Plan that is inconsistent with any other provision of the DSU Plan;

•	amendments necessary to comply with the provisions of applicable law (including, without limitation, the rules, regulations and policies of the TSX and NASDAQ and certain tax laws);

•	amendments respecting administration of the DSU Plan;

•	any amendment to add or modify the vesting or redemption provisions of the DSU Plan or any DSU;

•	any amendment to the definition of “participant” or otherwise relating to the eligibility of any participant;

•
any amendment to facilitate the participation in the DSU Plan by, and the granting of DSUs to, directors who are subject to the laws of countries other than those of Canada, which grants may have terms and conditions that differ from the terms thereof as provided elsewhere in the DSU Plan for the purpose of complying with foreign laws;

•	amendments necessary to suspend or terminate the DSU Plan; and

•
any other amendment, whether fundamental or otherwise, not requiring shareholder approval under applicable law (including, without limitation, the rules, regulations and policies of the TSX and NASDAQ).

Shareholder approval will be required for the following amendments:

•
amendments to the number of Common Shares issuable from treasury under the DSU Plan, including an increase to a fixed number of Common Shares or a change from a fixed maximum number of Common Shares to a fixed maximum percentage;

•	amendments which would permit discretionary grants of DSUs to directors;

•	amendments to remove or exceed the insider participation limits;

•	amendments to the amendment provision; and

•	amendments required to be approved by shareholders under applicable law (including, without limitation, the rules, regulations, and policies of the TSX and NASDAQ).

Prior Plans

As discussed above, awards made under the Prior Plans will continue to be effective under, and be governed by, the terms of the Prior Plans, subject to the provisions of any existing award agreements, including as those agreements may be validly amended from time to time. After the effective date of the Equity Incentive Plan (July 9, 2013), no awards may be granted under any Prior Plan and any new awards since that date have been, and will continue to be, granted under the Equity Incentive Plan.

Prior Stock Option Plan

The Prior Stock Option Plan was implemented for the benefit of employees, officers, directors, directors emeritus and consultants of the Company. Directors who are not officers of the Company have not been eligible to receive grants of stock options since July 2007. The following is a summary of the principal terms of the Prior Stock Option Plan.

Each of the Board and the CNG Committee has full and complete authority to interpret the Prior Stock Option Plan, to prescribe such rules and regulations as it deems necessary for the proper administration of the Prior Stock Option Plan and to make such determinations and to take such actions in connection therewith as it deems necessary or advisable.

The Prior Stock Option Plan provided for an aggregate maximum reserve of 5% of the issued and outstanding Common Shares for issuance to any one person. The maximum number of Common Shares reserved for issuance to insiders (as defined in the Securities Act (Ontario)) of the Company and their associates when taken together with any other share compensation arrangements could not exceed 10% of the issued and outstanding Common Shares. The maximum number of Common Shares which may be issued to insiders of the Company and their associates under the Prior Stock Option Plan within any one year period, when taken together with any other share compensation arrangements, could not exceed 10% of the issued and outstanding Common Shares for all such insiders and associates in the aggregate and, in the case of any one insider and his or her associates, could not exceed 5% of the issued and outstanding Common Shares.

Prior Options granted under the Prior Stock Option Plan must have an exercise price of not less than the closing price of the Common Shares on the TSX or NASDAQ on the grant date and are exercisable for a period not exceeding ten years. The term and vesting of Prior Options is at the discretion of the CNG Committee. Prior Options typically vest equally over a five year period as to one-fifth at each anniversary of the grant date, with the Board or CNG Committee having the authority to accelerate the vesting of all or any part of the Prior Options. Prior Options are not assignable and terminate: (i) ninety days following the termination of an optionee’s employment for any reason other than death; and (ii) within a period of six months following the death of an optionee, subject to any extension or acceleration of the right to exercise at the sole discretion of the Board or the CNG Committee.

Under the current terms of the Prior Stock Option Plan, the Board reserves the right to amend, modify or terminate the Prior Stock Option Plan at any time if and when it is advisable in the absolute discretion of the Board. However, any amendment of the Prior Stock Option Plan which would: (a) change the number of Common Shares (or other securities) issuable under the Prior Stock Option Plan; (b) expand the scope of persons eligible to participate in the Prior Stock Option Plan; (c) reduce the exercise price of a Prior Option; (d) amend the transferability or assignability of a Prior Option except as otherwise permitted by the Prior Stock Option Plan; (e) extend the term of a Prior Option beyond its original expiry date except as otherwise permitted by the Prior Stock Option Plan; or (f) require approval by shareholders under applicable laws shall be effective only upon any required approval of the shareholders of the Company. Any amendment to any provision of the Prior Stock Option Plan shall be subject to any necessary approvals by any stock exchange or regulatory body having jurisdiction over the securities of the Company.

Prior RSU Plan
In 2005, the Board, on the recommendation of external consultants, established the Prior RSU Plan to provide a more balanced approach to incentive compensation by including mid/long-term incentive compensation. The Prior RSU Plan was implemented to promote the mid-term and long-term success of the Company by providing the Board with additional flexibility to recruit, motivate and retain employees through the issuance of Prior RSUs to participants based on an assessment of the participant’s current and potential ability to contribute to the success of the Company.

The eligible participants under the Prior RSU Plan included any officer or employee of the Company or its subsidiaries (the “Designated Employees”).
Prior RSUs are redeemed for either Common Shares issued by the Company, Common Shares purchased on the open market by a trustee selected by the Company, or the cash equivalent on the vesting dates established by the Board or CNG Committee at the time of grant, in its sole discretion.
Under the Prior RSU Plan, the value of each Prior RSU issued pursuant to the Prior RSU Plan will be the closing trading price of the Common Shares on the TSX or NASDAQ on the last trading day immediately preceding the vesting date of the Prior RSU.

The maximum number of Common Shares issuable to insiders (as defined under the Securities Act (Ontario)), at any time, pursuant to the Prior RSU Plan and any other security based compensation arrangements of the Company was 10% of the total number of Common Shares then outstanding. The maximum number of Common Shares issued to insiders, within any one year period, pursuant to the Prior RSU Plan and any other security based compensation arrangements of the Company was 10% of the total number of Common Shares then outstanding.

A Prior RSU is exercisable for one Common Share or the cash equivalent at the end of a restricted period of time which may be subject to the attainment of certain performance objectives (“Vesting Period”). The Board may from time to time amend or revise the terms of the Prior RSU Plan or may discontinue the Prior RSU Plan at any time. Subject to receipt of requisite shareholder and regulatory approval, the Board could make amendments to the Prior RSU Plan to change the maximum number of Common Shares issuable under the Prior RSU Plan, the eligible participants under the Prior RSU Plan and to change the provisions relating to insider restrictions described above. Subject to regulatory approval, all other amendments to the Prior RSU Plan may be made by the Board without obtaining shareholder approval, including an amendment to the Vesting Period of a Prior RSU or an amendment to the termination provisions of a Prior RSU.

Upon a Designated Employee ceasing to be an employee and officer of the Company for any reason prior to the end of the Vesting Period, all Prior RSUs held by such Designated Employee shall expire immediately and be forfeited and be of no further force and effect on the date upon which the Designated Employee ceases to be an employee of the Company, unless otherwise determined by the Board or a committee thereof at or after the time of the grant.

The rights or interests of a Designated Employee under the Prior RSU Plan are not assignable or transferable without the consent of the Board or committee thereof, other than by will or the laws governing the devolution of property in the event of death.

Amendments

On December 19, 2013, the Prior Stock Option Plan was amended by the Board to provide for (a) the cashless exercise of Prior Options (with a full deduction of the underlying Common Shares from the plan reserve), and (b) the automatic extension of the vesting period of awards for certain approved leaves. Shareholder approval of such amendments was not required as the amendments were covered under the general amendment provisions of the Prior Stock Option Plan.

In addition, in December 2013, the Board approved amendments to the change of control provisions of all equity awards granted prior to July 2013 under the Prior Plans to mirror those contained in the Equity Incentive Plan. As a result, all equity granted under the Prior Plans will be treated the same as equity granted under the Equity Incentive Plan in connection with a change of control, as described above under “Securities Authorized for Issuance Under Equity Compensation Plans - Equity Incentive Plan”.

Company’s Policy on Granting Equity Awards

The Board has adopted a policy on granting equity awards, i.e., the Awards Policy. During Fiscal 2015 and in March 2015, the Board approved amendments to the Awards Policy principally to permit the Executive Chair of the Company to grant equity awards subject to conditions as to award amounts and to conditions as to timing, trading blackouts and pricing that also apply to awards granted by the CNG Committee. The Awards Policy is summarized below.

Under the Awards Policy, only the CNG Committee and the Executive Chair may grant equity awards pursuant to the authority delegated to each of them by the Board in accordance with the terms of the Equity Incentive Plan and the Awards Policy. There is no further delegation of the authority of the CNG Committee or the Executive Chair to grant equity awards to any other member of the Board or to any other officer or employee of the Company.

Except as provided below, all equity award grants, including periodic grants, promotional grants and new hire grants, are made only on a quarterly basis during the two-week period beginning on the day immediately preceding the date on which the Company publicly releases its quarterly or annual earnings results (the “Grant Window”); provided that a Special Trading Blackout (as defined in the Company’s Insider Trading Policy) is not then in effect (and is not expected to be in effect when the Regular Trading Blackout (as defined in the Company’s Insider Trading Policy) terminates following the public release of the Company’s results). The award date shall be the later of (i) the second trading day following the day that the Company publicly releases its results, in order to permit the pricing of the award to reflect two full days of trading in the Common Shares following the release of its results, and (ii) the date during the Grant Window on which the CNG Committee or the Executive Chair approves the award grants, in each case unless a Special Trading Blackout is then in effect, in which event the award date shall be the second trading day following the day on which the Special Trading Blackout is terminated. Except as provided below, no grant may be made with any other award date, including for greater certainty, any earlier date. In accordance with the Equity Incentive Plan, the exercise price with respect to an option may not be less than the closing price of the Common Shares on the TSX or NASDAQ on the award date.

If a Special Trading Blackout is in effect at the time the CNG Committee or Executive Chair would otherwise approve quarterly grants (or is expected to be in effect when the Regular Trading Blackout terminates following the release of the Company’s results), equity award grants may be made by the CNG Committee or the Executive Chair during the ten-day period beginning on the second trading day following the day on which the Special Trading Blackout is terminated.
Under exceptional and limited circumstances, equity awards may be granted by the CNG Committee at any time other than during a trading blackout, so long as the grant is approved by the CNG Committee at a duly convened meeting of the CNG Committee held for that purpose. In connection with the hiring of a new employee pursuant to this exception, the award date will be the date the new employee commences employment with the Company, which is the date the individual is placed on the Company’s payroll at his or her full-time salary amount. No grant may be made with an award date prior to the date the CNG Committee approves the grant of the equity award.

At least annually, the CNG Committee will approve ranges for the number of equity awards to be granted (or the aggregate dollar value of each such equity award) for periodic grants, promotional grants and new hire grants, which ranges will be used as a guideline by management in proposing grants of equity awards. On a quarterly basis (or as appropriate in the case of a proposed equity award grant pursuant to the “exceptional and limited circumstances” exception described above), management of the Company through the Equity Award Administrator will prepare a list of equity award grants (or a recommendation for a grant pursuant to the “exceptional and limited circumstances” exception described above) to be considered by the CNG Committee or by the Executive Chair (with respect to a list but not to a recommendation), which list (or recommendation) will include certain specified information. Notwithstanding any other provision of the Awards Policy, only the CNG Committee is authorized to grant equity awards to the Executive Chair, or to grant an equity award more than 10% above the applicable range previously approved by the CNG Committee and in effect from time to time.

The list (or recommendation) prepared by management through the Equity Award Administrator will be reviewed by the Company's Chief Financial Officer before approval by the CNG Committee or Executive Chair.

All grants will be made pursuant to a standard form of equity award agreement previously approved by the CNG Committee unless the CNG Committee or the Executive Chair determines otherwise.

Grants of equity awards to employees in France must also comply with additional requirements set forth in the Company’s Guidelines for Issuance of Options to Employees in France, as amended from time to time.

REPORT ON CORPORATE GOVERNANCE PRACTICES
The Company is subject to the requirements of the U.S. Sarbanes-Oxley Act of 2002 and requirements of NASDAQ and comparable requirements under Canadian provincial securities legislation, including those relating to the certification of financial and other information by the Company’s Chief Executive Officer and Chief Financial Officer; oversight of the Company’s external auditors; enhanced independence criteria for audit committee members; the pre-approval of permissible non-audit services to be performed by the Company’s external auditors; and the establishment of procedures for the anonymous submission of employee’s complaints regarding the Company’s accounting practices (commonly known as whistle-blower procedures).

The Company’s disclosure pursuant to National Instrument 58-101 - Disclosure of Corporate Governance Practices is set out in Schedule C to this Management Information Circular.

Independence of the Board

National Policy 58-201 - Corporate Governance Guidelines of the Canadian Securities Administrators recommends that boards of directors of reporting issuers be composed of a majority of independent directors. A director is considered independent only where the board determines that the director has no material relationship with the Company. Director independence of each of the current directors is determined by the Board with reference to the requirements as set forth by Canadian securities regulators in National Instrument 52-110 - Audit Committees, the rules of NASDAQ and SEC rules and regulations (collectively, the “Rules and Regulations”).

The Board has determined that all of the directors other than Mr. Chen are independent directors within the meaning of the Rules and Regulations. Mr. Chen is not independent since he is currently the Executive Chair and Chief Executive Officer of the Company. The chairs of all of the committees of the Board are currently independent directors within the meaning of the Rules and Regulations applicable to the committees, respectively.

Mandate of the Board

The Board is ultimately responsible for supervising the management of the business and affairs of the Company and, in doing so, is required to act in the best interests of the Company. The Board discharges its responsibility directly and, in part, through the Audit and Risk Management Committee and the CNG Committee. The Board operates pursuant to a written mandate, which was updated in March 2014 to reflect the appointment of a Lead Director and to define the role of the Lead Director in providing independent leadership to the Board. The current Board Mandate is set out in Schedule D to this Management Information Circular. The Board meets regularly to review the business operations and financial results of the Company. Meetings of the Board include regular meetings with management to review and discuss specific aspects of the operations of the Company, and the independent directors of the Company meet regularly without management or management directors present.

Specific responsibilities of the Board include:

1)	promoting a culture of integrity throughout the organization;

2)	overseeing and approving the Company’s strategic initiatives and the implementation of such initiatives;

3)	assessing the principal business risks of the Company;

4)	overseeing the Company’s compliance activities, including in the areas of legal/regulatory compliance and corporate policies within the purview of the Board;

5)	reviewing the Company’s organizational structure and succession planning;

6)	at any time that the Board Chair is an officer or employee of the Company, monitoring the executive performance of the Board Chair and approving his or her compensation;

7)
monitoring the Chief Executive Officer’s performance (including his or her monitoring of other executive management), approving his or her compensation and reviewing the Company’s overall compensation policy for executive managers;

8)	adopting and monitoring a disclosure policy for the Company;

9)	monitoring the integrity of internal control and management information systems; and

10)	developing the Company’s approach to corporate governance.

The Board oversees succession planning activities that are primarily focused on the Executive Officers of the Company and addresses, among other things, position descriptions, potential internal successors and the state of readiness of such successors. The succession plan also reviews executive turnover and open or pending executive requisitions. The Board, including its CNG Committee, periodically reviews and monitors the succession plan. The plan is updated as deemed appropriate.

Majority Vote Policy

In March 2011, the Board adopted a Majority Vote Policy and, in December 2014, the Board approved technical amendments to the policy to conform to new provisions of the TSX Company Manual regarding majority voting. The Majority Vote Policy only applies to an “uncontested election” of Board nominees which for the purposes of the policy means an election where the number of nominees for members of the Board is equal to the number of members to be elected. If, with respect to any Board nominee, the number of votes withheld exceeds the number of votes in favour of the nominee, then such nominee must promptly submit to the Board his or her resignation specifying that the resignation is to take effect at the time of its acceptance by the Board. The Company will disclose voting results as part of its report on voting results for the meeting.

Following the receipt of a resignation pursuant to the policy, the Board must determine as soon as possible and in any event no later than ninety days following receipt of the resignation, whether to accept or refuse the resignation. With the exception of special or extenuating circumstances that would warrant the continued service of the applicable director, the Board shall accept the resignation. In considering whether to accept or refuse the resignation, the Board will consider all factors deemed relevant by members of the Board including, without limitation, any reasons stated by shareholders for withholding votes from the election of the nominee. Any nominee who tenders his or her resignation pursuant to the policy may not participate in the deliberations of the Board or any of its committees regarding his or her resignation. The Board will publish its decision regarding the resignation as soon as possible and if it refuses the resignation, it will provide the reasons for its decision.

Advisory Vote on Executive Compensation

In March 2012 the Board adopted the advisory vote policy set out in Schedule B to this Management Information Circular (the “Say on Pay Policy”). The Say on Pay Policy is consistent with the model say on pay policy of the Canadian Coalition for Good Governance and establishes a framework for the Company to conduct an annual non-binding advisory vote by common shareholders.

Consistent with the Say on Pay Policy, the annual vote is an advisory vote only and is not binding on the Board which remains responsible for its compensation decisions and is not relieved of these responsibilities irrespective of the results of the vote. However, the Board will take the results of the vote into account, as appropriate, when considering future compensation policies, procedures and decisions and in determining whether there is a need to significantly increase their engagement with shareholders on compensation and related matters. The Company will also disclose the results of this vote as part of its report on voting results for this Meeting. The details of how a negative advisory vote will be addressed are set out in the Say on Pay Policy.

At the Company’s 2014 annual and special meeting of shareholders, 66.62% of shareholders voted in favour of the advisory resolution. While this was not a negative vote, the level of support was below the Company’s expectations. The Company believes that the vote primarily reflected concerns with the size of the equity award granted to Mr. Chen in connection with his appointment as Executive Chair and Chief Executive Officer, and a desire for the Company to use performance-based RSUs in its long-term incentive program. In Fiscal 2015, the Company did not grant any equity awards to Mr. Chen and the Company began to use performance-based RSUs tied to a market performance condition (i.e., the Market Condition PBRSUs). See “Executive Compensation - Compensation Discussion and Analysis - Significant Compensation Changes for Fiscal 2015 and Fiscal 2016” for more information.

Board Diversity Policy

The Board recognizes the value and importance of the Board being comprised of highly talented and experienced individuals whose diverse backgrounds reflect the Company’s stakeholders, including its customers and employees and the ever-changing communities and markets in which the Corporation operates. In March 2015, the Board adopted a written Board diversity policy (the “Board Diversity Policy”) pursuant to which the Company will strive for a diverse Board. In accordance with the Board Diversity Policy, the CNG Committee and Executive Chair will take into account the benefits of diversity as part of its mandate to ensure an appropriate balance of necessary skills, background, experience and knowledge on the Board. When identifying candidates to recommend for appointment or election to the Board, the CNG Committee and Executive Chair will:

1.	consider only individuals who are highly qualified, based on their experience, functional expertise, skills and character; and

2.
take into account criteria that promote diversity, including gender, race, religion, ethnicity, sexual orientation, physical ability, geographic representation, age, and other personal characteristics as the Board may determine from time to time.

The Company is mindful of the benefits of striving for a diverse Board, which include accessing a broader pool of high-quality candidates, gaining exposure to a greater variety of perspectives and ideas, promoting better corporate governance and maximizing opportunities for innovation in conducting the Company’s business.

Currently, two of the Board’s seven members, or 29%, are women and one of the six nominees for election to the Board at the Meeting is a woman.

BOARD COMMITTEES
During Fiscal 2015, the Board had two committees: the Audit and Risk Management Committee and the CNG Committee, both of which were composed entirely of independent directors. The Company does not have an Executive Committee.

The Audit and Risk Management Committee met five times during Fiscal 2015 to review the interim and annual consolidated financial statements, notes and Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) and to make other recommendations to the Board. The Audit and Risk Management Committee has full and unrestricted access to the Company’s internal finance department to review issues as appropriate and meets independently with the external auditors of the Company on a regular basis. The Company’s Risk Performance and Audit Group also functionally reports directly to the Audit and Risk Management Committee and administratively to the Chief Executive Officer. The Audit and Risk Management Committee also makes recommendations as to the implementation and operation of internal accounting controls and financial reporting practices and procedures.

The role of the Audit and Risk Management Committee includes oversight of risk management and the Company’s Risk Management and Compliance Council provides quarterly updates on its activities to the committee. The Charter of the Audit and Risk Management Committee is appended to the Company’s Fiscal 2015 Annual Information Form. Other information related to the composition of the Audit and Risk Management Committee can also be found under the heading “Audit and Risk Management Committee” in the Company’s Fiscal 2015 Annual Information Form, which can be accessed at www.sedar.com, and which is included in the Company’s Annual Report on Form 40-F, which can be accessed at www.sec.gov.

The CNG Committee is involved with compensation issues regarding directors and senior management of the Company, including the remuneration of the Executive Officers, reviewing and making recommendations concerning the operation of the Equity Incentive Plan and other incentive programs and reporting to shareholders concerning executive compensation. It is also involved in the selection and appointment of qualified, effective directors, the review/compensation of individual directors and governance related matters. The Charter of the CNG Committee is available on the Company’s website at us.blackberry.com/company/investors/corporate-governance.html. See also “Report on Corporate Governance - Board Diversity Policy”.

CNG Committee and Independent Advisors

The Board, with the support of the CNG Committee, is responsible for the Company’s executive compensation. Mr. Watsa has served as Chair of the CNG Committee since November 2013. None of the members of the CNG Committee has ever been an officer or employee of the Company or any of its subsidiaries or indebted to the Company. No executive officer of the Company has served on the board of directors or the compensation committee of any other entity that has had any executive officers of such entity serve as a member the Board or the CNG Committee. All members of the CNG Committee are independent directors within the meaning of NASDAQ rules and applicable Canadian securities laws.

The Board believes that the members of the CNG Committee are qualified to fulfill the duties of the CNG Committee due to their experience and direct involvement in executive compensation decision making as outlined in the below chart, which references all current members of the CNG Committee. The members of the CNG Committee have an understanding of executive compensation decision making, including the underlying policies and principles and relevant market practices, as a result of their experience as senior executives at significant companies, including in many cases having ultimate responsibility for human resources and compensation. This understanding has also been garnered through their service on the CNG Committee of the Company and the compensation/pension committees at other public companies. Ms. Stymiest also has extensive experience serving on the Company’s Audit and Risk Management Committee or the audit committees of other public companies, which experience is relevant to the CNG Committee’s risk management responsibilities in respect of the Company’s compensation policies and practices.

Member	Experience & Skills
Prem Watsa (Chair)	- Current Chairman and Chief Executive Officer of Fairfax - Current Vice President of Hamblin Watsa Investment Counsel
Mike Daniels
- Current Chair of the Compensation Committee of Mercury Systems, Inc.
- Member of CACI International Inc.’s Compensation Committee and Corporate Governance and Nominating Committee
- Former Chairman of the board and CEO of Mobile 365, Inc.
- Former Chairman of the board and CEO of Network Solutions, Inc.
- Former director of Sybase Inc.

Richard Lynch
- Former Executive Vice-President and Chief Technology Officer of Verizon Communications
- Current Chair of the Nominating and Corporate Governance Committee and Member of the Compensation Committee of Ruckus Wireless Inc.
- Former Chair of the board and a former member of both the Executive Committee and Nomination and Corporate Governance Committee of TranSwitch Corporation

Barbara Stymiest
- Former member of the Group Executive and former Group Head of Strategy, Treasury & Corporate Services at the Royal Bank of Canada for approximately seven years
- Former Chief Executive Officer of the TMX Group Inc. for approximately five years
- Former Executive Vice President and Chief Financial Officer at BMO Capital Markets
- Current member of Pension Committee and Audit Committee of the board of directors of George Weston Limited
- Current Chair of Risk Review Committee of Sun Life Financial
- Former member of Human Resources Committee of Sun Life Financial

The CNG Committee meets without management present at each of its quarterly meetings and is governed by a written charter that was adopted by the CNG Committee and the Board in December 2009, as amended in June 2011, March 2012, September 2012, March 2014, September 2014 and March 2015. In relation to its duties and responsibilities concerning compensation matters pursuant to its charter, the CNG Committee is primarily responsible for administering the Company’s equity-based compensation plans and reviewing, and in certain circumstances, approving and recommending for approval, the compensation packages for the Executive Officers.

The CNG Committee meets regularly each year for the purpose of reviewing the overall compensation policy for Executive Officers, as well as relevant competitive compensation data and practices. At least annually, (i) the CNG Committee shall make recommendations on Executive Chair compensation to the entire Board for its consideration and approval; (ii) the Executive Chair or the CNG Committee (in conjunction with the Executive Chair, if the Chief Executive Officer is not also the Executive Chair) shall make recommendations on Chief Executive Officer compensation to the entire Board for its consideration and approval; and (iii) the Executive Chair or the CNG Committee (in conjunction with the Executive Chair) shall review and approve the compensation packages for the direct reports to the Chief Executive Officer. The CNG Committee also evaluates the performance of the Executive Chair, and the Executive Chair or the CNG Committee shall evaluate the performance of the Chief Executive Officer (if the Chief Executive Officer is not also the Executive Chair) each year using both financial and non-financial measurements. Recommendations made by the CNG Committee on the Executive Chair’s compensation are reviewed and discussed by the independent members of the Board before final approval.

The CNG Committee has sole authority to retain independent compensation consultants to provide the committee with advice on the Company’s compensation practices as necessary or desirable. It also has the authority to approve the fees payable to any independent compensation advisor that it retains. Decisions made by the CNG Committee generally reflect factors and considerations in addition to any information and advice provided to it by any independent compensation consultant.

In the fiscal year ended February 26, 2011, the CNG Committee engaged Frederic Cook to act as its independent compensation consultant, and the engagement concluded after Fiscal 2015.

Executive Compensation-Related Fees

The aggregate fees paid to Frederic Cook, the Company’s independent compensation advisor, were $176,490 in Fiscal 2014 and $8,256 in Fiscal 2015. In Fiscal 2015, Frederic Cook advised on the Fiscal 2014 Management Information Circular, and on executive compensation matters related to that meeting.

ADDITIONAL INFORMATION
Copies of the following documents are available upon written request to the Corporate Secretary of the Company at 2200 University Avenue East, Waterloo, Ontario, N2K 0A7:

(i)	the Annual Report on Form 40-F containing the audited consolidated financial statements for Fiscal 2015 together with the accompanying Auditor’s Report;

(ii)	the Fiscal 2015 annual MD&A;

(iii)	the interim unaudited consolidated financial statements and any related MD&A for periods subsequent to February 28, 2015;

(iv)	the Fiscal 2015 Annual Information Form; and

(v)	this Management Information Circular.

Additional information relating to the Company can be found on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR) database at www.sedar.com and the website of the SEC at www.sec.gov. Financial information of the Company is provided in the Company’s audited consolidated financial statements and MD&A for the Company’s most recently completed financial year.

APPROVAL
The undersigned hereby certifies that the contents and the distribution of this Management Information Circular have been approved by the Board on May 6, 2015. A copy of this Management Information Circular has been sent to each director of the Company, each shareholder entitled to notice of the Meeting and to the auditors of the Company.

DATED at Waterloo, Ontario, the 11th day of May, 2015.

BY ORDER OF THE BOARD

(signed)    John Chen, Executive Chair

SCHEDULE A
EMPLOYEE SHARE PURCHASE PLAN
APPROVED by the directors of the Corporation on May 6, 2015.
APPROVED by the shareholders of the Corporation on _______________, 2015.
BLACKBERRY LIMITED
2015 EMPLOYEE STOCK PURCHASE PLAN
1.Purpose. This BlackBerry Limited 2015 Employee Stock Purchase Plan (the “Plan”) is intended to provide employees of the Corporation and other Participating Entities with an opportunity to acquire a proprietary interest in the Corporation through the purchase of Shares.
2.Definitions.
“Administrative Agent” means the financial services firm or other agent designated by the Corporation to maintain ESPP Share Accounts on behalf of Participants who have purchased Shares under the Plan.
“affiliate” and “jointly or in concert” have the respective meanings set forth in the Securities Act (Ontario), as amended from time to time.
“Blackout Period” means any period imposed by the Corporation applicable to a Participant, during which specified individuals, including insiders of the Corporation, may not trade in the Corporation’s securities (including for greater certainty any period during which specific individuals are restricted from trading because they possess material non-public information), but does not include any period when a regulator has halted trading in the Corporation’s securities.
“Board or Board of Directors” means the Board of Directors of the Corporation, as constituted from time to time.
“Committee” means the committee of the Board responsible for recommending to the Board the compensation of the executive officers and other employees, which, as at the effective date of the Plan, is the Compensation, Nomination and Governance Committee.
“Compensation” means the base salary or base hourly wages for non-overtime work hours paid to an Eligible Employee by a Participating Entity as compensation for services to the Participating Entity, before deduction for any salary deferral contributions made by the Eligible Employee to any tax-qualified or nonqualified deferred compensation plan or contributions for any health or welfare benefit programs.
“Corporate Transaction” means a sale or conveyance of all or substantially all of the property and assets of the Corporation or any merger, consolidation, amalgamation, combination or offer to acquire all of the outstanding Shares or other similar transaction.
“Corporation” means BlackBerry Limited, an Ontario corporation, including any successor thereto.

“Eligible Employee” means an Employee who is customarily employed for at least twenty (20) hours per week and more than five (5) months in any calendar year. Notwithstanding the foregoing, the Committee may exclude from participation in the Plan or any Offering Employees who are “highly compensated employees” of any Participating Entity, Employees who have been employed by any Participating Entity for less than 2 years, “officers” of any Participating Entity and Employees whose principal duties consist of supervising the work of other Employees. The Board may from time to time establish different eligibility standards for Employees.
“Employee” means any person who renders services to a Participating Entity as an employee pursuant to an employment relationship with such employer. For purposes of the Plan, the employment relationship shall be treated as continuing intact while the individual is on military leave, sick leave or other leave of absence approved by a Participating Entity. Where the period of leave exceeds three (3) months, and the individual’s right to re-employment is not guaranteed by statute or contract, the employment relationship shall be deemed to have terminated on the first day immediately following such three-month period.
“Enrollment Form” means an agreement pursuant to which an Eligible Employee may elect to enroll in the Plan, to authorize a new level of payroll deductions, or to stop payroll deductions and withdraw from an Offering Period.
“ESPP Share Account” means an account into which Shares purchased with accumulated payroll deductions at the end of an Offering Period are held on behalf of a Participant.
“Fair Market Value” means, as of any date, (i) the closing price of the Shares on the Toronto Stock Exchange, in relation to Participants whose Compensation is paid in Canadian dollars, or (ii) the closing price of the Shares on the NASDAQ Stock Market, in relation to Participants whose Compensation is paid in U.S. dollars or any other foreign currency.
“Initial Offering Period” means the first Offering Period of the Plan, beginning July 1, 2015, and ending September 30, 2015.
“Offering Date” means the first Trading Day of each Offering Period as designated by the Board.
“Offering Period” means the period of time Participant payroll deductions are accumulated for the purchase of Shares on the Purchase Date. Pursuant to Section 6, the Board may change the duration of future Offering Periods and/or the start and end dates of future Offering Periods.
“Participant” means an Eligible Employee who is actively participating in the Plan.
“Participating Entity” means the Corporation and any affiliate of the Corporation which is designated by the Board from time to time in its sole discretion.
“Plan” means this BlackBerry Limited 2015 Employee Stock Purchase Plan, as set forth herein, and as amended from time to time.
“Purchase Date” means the last Trading Day of each Offering Period.

“Purchase Price” means that price set by the Board for a Participant of a specified Participating Entity to purchase a Share on the Purchase Date, which shall be no less than eighty-five percent (85%) of the Fair Market Value of a Share on the Purchase Date.
“Share” means a common share of the Corporation.
“Termination Date” means the earlier of: (i) the date specified in the written notice of termination or resignation; and (ii) the last day worked by the Participant, provided such date shall not be prior to the last day of any minimum statutory notice period, if applicable.
“Trading Day” means any day on which each of the Toronto Stock Exchange and the NASDAQ Stock Market is open for trading.
3.Administration. This Plan will be administered by the Board and the Board has complete authority, in its discretion, to interpret the provisions of this Plan. In administering and interpreting the Plan, the Board may adopt, amend and rescind administrative guidelines and other rules and regulations relating to this Plan and make all other determinations and take all other actions necessary or advisable for the implementation and administration of this Plan, including without limitation adopting sub-plans applicable to particular Participating Entities or locations, which the Board determines, in its discretion, are necessary or advisable. The Board’s determinations and actions within its authority under this Plan are final, conclusive and binding on the Corporation, its affiliates and all other persons. The Corporation shall pay all expenses incurred in the administration of the Plan except for brokerage fees or expenses associated with the sale or transfer of Shares by a Participant, which fees and expenses shall be borne by the Participants.
4.Delegation to Committee. To the extent permitted by applicable law, the Board may, from time to time, delegate to the Committee all or any of the powers conferred on the Board under the Plan. In such event, references to the Board mean and include the Committee and the Committee will exercise the powers delegated to it by the Board in the manner and on the terms authorized by the Board. Any decisions made or actions taken by the Committee arising out of or in connection with the administration or interpretation of this Plan within its authority under this Plan, are final, conclusive and binding on the Participating Entities and all other persons.
5.Eligibility. Unless otherwise determined by the Board in a manner that is consistent with this Plan, any individual who is an Eligible Employee as of the first day of the enrollment period designated by the Board for a particular Offering Period shall be eligible to participate in such Offering Period.
6.Offering Periods. The Plan shall be implemented by a series of Offering Periods. The first Offering Period shall be the Initial Offering Period (beginning July 1, 2015 and ending September 30, 2015). Thereafter, each Offering Period shall be six (6) months in duration, with new Offering Periods commencing on October 1 and April 1 of each year (or such other times as determined by the Board). The Board shall have the authority to change the duration, frequency, start and end dates of Offering Periods.
7.Participation.
7.1     Enrollment; Payroll Deductions. An Eligible Employee may elect to participate in the Plan in an Offering Period by properly completing and submitting an Enrollment Form not later than 5 business days following the first day of such Offering Period. Such Enrollment Form shall be submitted in accordance with the enrollment procedures established by the Board. Participation in the Plan is entirely voluntary. By submitting an Enrollment Form, the Eligible Employee authorizes payroll deductions from his or her Compensation in an amount equal to at least one percent (1%), but not more than fifteen percent (15%) of his or her Compensation on each pay day occurring during an Offering Period (or such other maximum percentage as the Board may establish from time to time before an Offering Period begins); provided, however, that in no event shall a Participant’s payroll deductions in any calendar year exceed U.S. $30,000 (or such lower amount as determined from time to time by the Board). Payroll deductions shall commence on the first payroll date following the Offering Date and end on the last payroll date on or before the Purchase Date. The Corporation shall maintain records of all payroll deductions but shall have no obligation to pay interest on payroll deductions or to hold such amounts in a trust or in any segregated account. Unless expressly permitted by the Board, a Participant may not make any separate contributions or payments to the Plan.
7.2     Employer Contributions. With the approval of the Board (and subject to the Purchase Price being set at no less than the Fair Market Value of a Share on the Purchase Date), a Participating Entity may provide a Participant with cash contributions to purchase Shares (“Employer Contribution”). Such Employer Contribution shall be combined with the Participant’s accumulated payroll deductions and shall be used to purchase Shares on the Purchase Date. Such Employer Contribution shall not exceed 15% of the Participant’s accumulated payroll deductions during each Offering Period.
7.3     Election Changes. A Participant may decrease or increase his or her rate of payroll deductions for any current Offering Period by submitting a new Enrollment Form authorizing the new rate of payroll deduction not later than 5 business days following the first day of such Offering Period. (or within such other timeframe as determined from time to time by the Board). Any changes made after such time will not become effective until the next Offering Period. Notwithstanding the foregoing, to the extent necessary to comply with any applicable limits on the amount of payroll deductions, a Participant’s rate of payroll deductions may be decreased by the Corporation to as low as 0% at any time during an Offering Period.
7.4     Automatic Re-enrollment. The deduction rate selected in the Enrollment Form shall remain in effect for subsequent Offering Periods unless the Participant (i) submits a new Enrollment Form authorizing a new level of payroll deductions in accordance with Section 7.3, (ii) withdraws from the Plan in accordance with Section 11, or (iii) terminates employment or otherwise becomes ineligible to participate in the Plan.
7.5     Blackout Periods. Notwithstanding any other provision of the Plan, if a Blackout Period is in effect, (i) an Eligible Employee subject to the Blackout Period may not enroll until after the end of the Blackout Period, and (ii) a Participant subject to the Blackout Period may not make changes to authorized payroll deductions, or voluntarily withdraw from the Plan until after the end of the Blackout Period.
8.Grant of Right. On each Offering Date, each Participant in the applicable Offering Period shall be granted a right to purchase, on the Purchase Date, a number of Shares determined by dividing the Participant’s accumulated payroll deductions during the Offering Period by the applicable Purchase Price.
9.Exercise of Right/Purchase of Shares. A Participant’s right to purchase Shares will be exercised automatically on the Purchase Date of each Offering Period. The Participant’s accumulated payroll deductions and any applicable Employer Contribution during the Offering Period will be used to purchase the maximum number of whole Shares that can be purchased with the amounts in the Participant’s notional account. No fractional Shares may be purchased. However, the Participant’s ESPP Share Account will be credited with notional fractional Shares which will be aggregated with other notional fractional Shares credited from other Purchase Dates and any resulting whole Shares from such aggregation will be delivered to the Participant, subject to earlier withdrawal by the Participant in accordance with Section 11 or termination of employment in accordance with Section 12.
10.Transfer of Shares; Dividends.
10.1     As soon as reasonably practicable after each Purchase Date, the Corporation will arrange for the delivery to each Participant of the Shares purchased upon exercise of his or her right. Alternatively, other evidence of ownership of the Shares will be sent to the Participant if the Shares are to be held in book-entry form. The Board may permit or require that the Shares be deposited directly into an ESPP Share Account established in the name of the Participant with an Administrative Agent and may require that the Shares be registered in the name of the Administrative Agent, or its nominee, and held on behalf of the respective Participants. Whole Shares allocated to a Participant’s ESPP Share Account shall be voted in accordance with the directions, if any, of the applicable Participant.
10.2 Cash dividends, if any, paid with respect to the Shares held in the ESPP Share Account under the Plan shall be automatically reinvested in Shares. Any share dividend or other distribution made to holders of Shares will be credited to and held in the Participant’s ESPP Share Account. The Board shall have the right at any time or from time to time upon notice to Participants to change the default dividend reinvestment policy.
11.Withdrawal.
11.1     Withdrawal Procedure. A Participant may withdraw from an Offering by submitting to the Corporation a revised Enrollment Form indicating his or her election to withdraw at least thirty business days (or within such other timeframe as determined from time to time by the Board) before the Purchase Date. The accumulated payroll deductions held on behalf of a Participant in his or her notional account (that have not been used to purchase Shares) shall be paid or delivered, as applicable, to the Participant promptly following receipt of the Participant’s Enrollment Form indicating his or her election to withdraw and the Participant’s right shall be automatically terminated. If a Participant withdraws from an Offering Period, no payroll deductions will be made during any succeeding Offering Period, unless the Participant re-enrolls in accordance with Section 7.1 of the Plan.
11.2     Effect on Succeeding Offering Periods. A Participant’s election to withdraw from an Offering Period will not have any effect upon his or her eligibility to participate in succeeding Offering Periods that commence following the completion of the Offering Period from which the Participant withdraws.
12.Termination of Employment; Change in Employment Status.
12.1     Upon termination of a Participant’s employment with a Participating Entity for any reason, including death, disability, resignation or retirement, or a change in the Participant’s employment status following which the Participant is no longer an Eligible Employee, which in any case occurs at least five business days before the Purchase Date, the Participant will be deemed to have withdrawn from the Plan as of the Termination Date and the payroll deductions in the Participant’s notional account (that have not been used to purchase Shares), shall be returned to the Participant, or in the case of the Participant’s death, to the person(s) entitled to such amounts under Section 20, and the Participant’s right shall be automatically terminated as of the Termination Date. If the Participant’s Termination Date occurs within five business days before a Purchase Date, the accumulated payroll deductions and any applicable Employer Contribution shall be used to purchase Shares on the Purchase Date.
12.2     A Participant whose participation in the Plan has terminated as provided in Subsection 12.1 or his or her executors or administrators, as the case may be, may elect to deal with the Shares in their ESPP Share Account by completing a notice in the form prescribed by the Corporation and filing it with the Administrative Agent within ninety (90) days after termination of the Participant’s participation in the Plan requesting that:
(a)share certificates for all of the whole Shares in the Participant’s ESPP Share Account be issued in his or her name or as directed, in which case the Administrative Agent shall make the necessary arrangements for the issuance and delivery of the appropriate certificates representing the Shares as soon as practicable following receipt of any such notice, and the Participant or his or her executors or administrators, as the case may be, will be responsible for paying any applicable fees in connection therewith (by deduction from their personal account prior to issuance of the share certificates); or
(b)all of the whole Shares in the Participant’s ESPP Share Account be sold and the proceeds distributed to him or her or as directed, in which case the Administrative Agent shall sell all such Shares as directed and forward the proceeds (net of any brokerage commissions and sales administration fees) to such Participant or as otherwise directed, or his to or her executors or administrators, as the case may be, as soon as practicable following receipt of any such notice.

12.3     If no notice is filed pursuant to Subsection 12.2 within ninety (90) days after the termination of a Participant’s participation in the Plan, the Participant or his or her executors or administrators, as the case may be, shall be deemed to have elected to request that the whole Shares in the Participant’s ESPP Share Account be sold and the proceeds distributed to him or her or as directed, in which case the Administrative Agent shall sell all such Shares as directed and forward proceeds (net of any brokerage commissions and sales administration fees) to such Participant or as otherwise directed, or his to or her executors or administrators, as the case may be, as soon as practicable following the end of such period.
12.4     The Participant or his or her executors or administrators, as the case may be, shall be responsible for ensuring compliance with the provisions of applicable securities laws and applicable tax laws in respect of the tax consequences resulting from any transfer or sale or Shares pursuant to Subsections 12.2(b) or 12.3.
12.5     In all instances contemplated by this Section 12, the Participant shall receive the cash equivalent of any fractional Share credited to his or her ESPP Share Account.
13.Leave of Absence. If a Participant ceases to be an Eligible Employee as a result of an approved leave of absence, the Participant’s participation in the Plan shall be suspended until the Participant’s return and such Participant shall not be permitted to remit payments for the purchase of Shares.
14.Interest. No interest shall accrue on or be payable with respect to the payroll deductions of a Participant in the Plan.
15.Shares Reserved for Plan.
15.1     Number of Shares. A total of four million (4,000,000) Shares have been reserved as authorized for issuance under the Plan. The Shares purchased under the Plan may be Shares issued from treasury or Shares acquired on the open market.
15.2     Over-Subscribed Offerings. The number of Shares which a Participant may purchase in an Offering under the Plan may be reduced if the Offering is over-subscribed. No right granted under the Plan shall permit a Participant to purchase Shares which, if added together with the total number of Shares purchased by all other Participants in such Offering would exceed the total number of Shares remaining available under the Plan. If the Board determines that, on a particular Purchase Date, the number of Shares with respect to which rights are to be exercised exceeds the number of Shares then available under the Plan, the Corporation shall make a pro rata allocation of the Shares remaining available for purchase in as uniform a manner as practicable and as the Board determines to be equitable.
16.Participation Limits.
The grant of rights under the Plan is subject to the following limitations:
16.1     No more than 10% of the Corporation’s outstanding Shares may be issued under the Plan or pursuant to any other security based compensation arrangements of the Corporation in any one (1) year period.
16.2     No more than 5% of the Corporation’s outstanding Shares may be issued under the Plan or pursuant to any other security based compensation arrangements of the Corporation to any one Participant.
16.3     The number of the Corporation’s Shares (i) issued to insiders of the Corporation within any one year period, and (ii) issuable to insiders of the Corporation, at any time, under the Plan, or when combined with all of the Corporation’s security-based compensation arrangements, cannot exceed 10% of the Corporation’s total outstanding Shares, respectively.
16.4     For the purposes of this Plan, “insider” and “security based compensation arrangement” have the meanings set out in the TSX Company Manual.
17.Transferability. No payroll deductions credited to a Participant, nor any rights to receive Shares hereunder may be assigned, transferred, pledged or otherwise disposed of in any way (other than by will, the laws of descent and distribution, or as provided in Section 20 hereof) by the Participant. Any attempt to assign, transfer, pledge or otherwise dispose of such rights or amounts shall be without effect.
18.Application of Funds. All payroll deductions received or held by the Corporation under the Plan may be used by the Corporation for any corporate purpose to the extent permitted by applicable law, and the Corporation shall not be required to segregate such payroll deductions or contributions.
19.Statements. Participants will be provided with statement, electronic or otherwise, at least annually which shall set forth the contributions made by the Participant to the Plan, the Purchase Price of any Shares purchased with accumulated funds, the number of Shares purchased, and any payroll deduction amounts remaining in the Participant’s notional account.
20.Designation of Beneficiary. A Participant may file, on forms supplied by the Board, a written designation of beneficiary who is to receive any Shares and cash in respect of any fractional Shares, if any, from the Participant’s ESPP Share Account under the Plan in the event of such Participant’s death. In addition, a Participant may file a written designation of beneficiary who is to receive any cash withheld through payroll deductions and credited to the Participant’s notional account in the event of the Participant’s death prior to the Purchase Date of an Offering Period.
21.Adjustments Upon Changes in Capitalization; Dissolution or Liquidation; Corporate Transactions.
21.1     Adjustments. In the event that any special dividend or other special distribution (whether in the form of cash, securities, or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase, or exchange of Shares, or other change in the Corporation’s structure affecting the Shares occurs, then in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan, the Board shall conclusively determine the appropriate equitable adjustments, if any, to be made under the Plan, including, without limitation, adjustments to the number of Shares which have been authorized for issuance under the Plan.
21.2     Dissolution or Liquidation. Unless otherwise determined by the Board, in the event of a proposed dissolution or liquidation of the Corporation, any Offering Period then in progress will be shortened by setting a new Purchase Date and the Offering Period will end immediately prior to the proposed dissolution or liquidation. The new Purchase Date will be before the date of the Corporation’s proposed dissolution or liquidation. Before the new Purchase Date, the Board will provide each Participant with written notice, which may be electronic, of the new Purchase Date and that the Participant’s right will be exercised automatically on such date, unless before such time, the Participant has withdrawn from the Offering in accordance with Section 11.
21.3     Corporate Transaction. In the event of a Corporate Transaction, each outstanding right will be assumed or an equivalent right substituted by the successor corporation or a parent or subsidiary of such successor corporation. If the successor corporation refuses to assume or substitute the right, the Offering Period with respect to which the right relates will be shortened by setting a new Purchase Date on which the Offering Period will end. The new Purchase Date will occur before the date of the Corporate Transaction. Prior to the new Purchase Date, the Board will provide each Participant with written notice, which may be electronic, of the new Purchase Date and that the Participant’s right will be exercised automatically on such date, unless before such time, the Participant has withdrawn from the Offering in accordance with Section 11.
22.General Provisions.
22.1     No Right to Continued Service. Neither the Plan nor any rights hereunder will confer on any Participant the right to continue as an Employee or in any other capacity.
22.2     Rights As Shareholder. A Participant will become a shareholder with respect to the Shares that are purchased pursuant to rights granted under the Plan when the Shares are transferred to the Participant’s ESPP Share Account.

A Participant will have no rights as a shareholder with respect to Shares for which an election to participate in an Offering Period has been made until such Participant becomes a shareholder as provided above.
22.3     Indemnification. Each member of the Board is indemnified and held harmless by the Corporation against any cost or expense arising out of any act or omission in connection with this Plan to the extent permitted by applicable law. This indemnification is in addition to any rights of indemnification a Board member may have as director or otherwise.
22.4     Successors and Assigns. The Plan shall be binding on the Corporation and its successors and assigns. Rights and obligations under this Plan may be assigned by the Corporation to a successor in the business of the Corporation, any corporation resulting from any amalgamation, reorganization, combination, merger or arrangement of the Corporation, or any corporation acquiring all or substantially all of the assets or business of the Corporation.
22.5     Entire Plan. This Plan constitutes the entire plan with respect to the subject matter hereof and supersedes all prior plans with respect to the subject matter hereof.
22.6     Rights of Corporation. The provisions contained in this Plan and any rights available hereunder shall not affect in any way the right of the Corporation or its shareholders or affiliates to take any action, including any change in the Corporation’s capital structure or its business, or any acquisition, disposition, amalgamation, combination, merger or consolidation, or the creation or issuance of any bonds, debentures, shares or other securities of the Corporation or of an affiliate thereof or the determination of the rights and conditions attaching thereto, or the dissolution or liquidation of the Corporation or of any of its affiliates or any sale or transfer of all or any part of their respective assets or businesses, whether or not any such corporate action or proceeding would have an adverse effect on this Plan or any rights hereunder.
22.7     Market Fluctuations. No amount will be paid to, or in respect of, a Participant under this Plan (including any Shares that have not been issued), to compensate for a downward fluctuation in the price of the Shares, nor will any other form of benefit be conferred upon, or in respect of, a Participant for such purpose. The Corporation and Administrative Agent make no representations or warranties to Participants with respect to this Plan or the Shares whatsoever. In seeking the benefits of participation in this Plan, a Participant agrees to exclusively accept all risks associated with a decline in the market price of the Shares and all other risks associated with the rights hereunder.
22.8     Compliance With Law. The obligations of the Corporation under the Plan are subject to compliance with all applicable laws and regulations. Shares shall not be issued with respect to any right granted under the Plan unless the issuance and delivery of the Shares pursuant thereto shall comply with all applicable laws and the requirements of any stock exchange upon which the Shares may then be listed.
22.9     Effective Date. The Plan shall become effective on June 23, 2015 and, unless terminated earlier pursuant to Section 22.10, shall have a term of ten years.
22.10     Amendment or Termination. Subject to the final sentence of this Section 22.10, the Board may amend, suspend or terminate the Plan, or any portion thereof, at any time, subject to those provisions of applicable law (including, without limitation, the applicable rules, regulations and policies of any stock exchange) that require the approval of shareholders or any governmental or regulatory body. The Board may make amendments to the Plan without seeking shareholder approval, except for any amendment which:

(a)	increases the number of Shares reserved for issuance under the Plan or changes that number from a fixed number of Shares to a fixed maximum percentage;

(b)	increases or removes the insider participation limits in Section 16;

(c)	lowers the Purchase Price payable for Shares under the Plan;

(d)	increases the Employer Contribution;

(e)	amends the provisions of this Section 22.10;

(f)	extends eligibility to participate in the Plan to non-Employees; or

(g)	is required to be approved by shareholders under applicable laws, regulations or stock exchange rules.
Except as expressly set forth in the Plan, no action of the Board may adversely alter or impair the rights that have accrued to a Participant on or prior to the date of amendment, suspension or termination without the consent of the affected Participant.
22.11     Governing Law. This Plan shall be governed by and construed and interpreted in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.
22.12     Withholding. To satisfy any applicable income and/or payroll tax withholding requirement, the Corporation may withhold (i) a sufficient number of Shares that would otherwise be delivered to a Participant upon the exercise of a right granted under this Plan or (ii) such income and/or payroll taxes from other sources of a Participant’s Compensation. Each Participating Entity is authorized to deduct or withhold from any amount payable or credited hereunder such taxes and other amounts as it may be required by applicable law to deduct or withhold and to remit the amounts deducted or withheld to the applicable governmental authority as required by applicable law. If the Participating Entity is required under applicable law to deduct or withhold and remit to the applicable government authority an amount on account of tax in respect of any amount paid hereunder and there is insufficient cash paid hereunder from which to make the required deduction or withholding, the Participant shall: (a) pay to the Participating Entity sufficient cash as is reasonably determined by the Participating Entity to be the amount necessary to permit the required remittance; (b) authorize Participating Entity, on behalf of the Participant, to sell in the market on such terms and at such time or times as the Participating Entity determines, a portion of the Shares issued hereunder to realize cash proceeds to be used to satisfy the required tax remittance; or (c) make other arrangements acceptable to the Participating Entity to fund the required tax remittance, including authorizing additional tax withholding from other sources of compensation.
22.13     Unfunded and Unsecured Plan. This Plan shall be unfunded and the Corporation will not secure its obligations under this Plan. To the extent any Participant or his or her estate holds any rights under this Plan, such rights shall be no greater than the rights of an unsecured creditor of the Corporation.
22.14     Non-Exclusivity. Nothing contained in this Plan prevents the Board from adopting other or additional compensation arrangements for the benefit of any Participant, subject to any required regulatory or shareholder approval.
22.15     Other Employee Benefits. The amount of any compensation deemed to be received by a Participant as a result of participating in the Plan will not constitute compensation with respect to which any other employee benefits of that Participant are determined including, without limitation, benefits under any bonus, pension, profit-sharing, insurance or salary continuation plan, except as otherwise specifically determined by the Board in writing.
22.16     Tax Consequences. It is the responsibility of the Participant to complete and file any tax returns and pay all taxes that may be required under Canadian, U.S. or other tax laws within the periods specified in those laws as a result of the Participant’s participation in the Plan. No Participating Entity shall be held responsible for any tax consequences to a Participant as a result of the Participant’s participation in the Plan.
22.17     Severability. If any provision of the Plan shall for any reason be held to be invalid or unenforceable, such invalidity or unenforceability shall not affect any other provision hereof, and the Plan shall be construed as if such invalid or unenforceable provision were omitted.
22.18     Headings. The headings of sections herein are included solely for convenience and shall not affect the meaning of any of the provisions of the Plan.

ADDENDUM: SUB-PLAN FOR THE UNITED STATES

BLACKBERRY LIMITED

2015 EMPLOYEE STOCK PURCHASE PLAN

Terms and Conditions for Participants Subject to Taxation in the United States
1.Purpose of Sub Plan. This Sub Plan (the “Sub Plan”) of the BlackBerry 2015 Employee Stock Purchase Plan (the “Plan”) was established by the Board for the purpose of granting rights under the Plan, to Participants who are subject to taxation in the United States, which qualify for the favorable income tax and social tax treatment under Section 423 of the United States Internal Revenue Code of 1986, as amended (the “Code”). The terms and conditions detailed in this Sub Plan are to be read in conjunction with the Plan. To the extent that the terms and conditions of this Sub Plan conflict with the terms and conditions set forth in the Plan, the terms and conditions of this Sub Plan shall prevail.
2.     Definitions. In lieu of the definitions provided for the following terms under the Plan, the following definitions shall apply to any rights granted under the Plan to any Participant who is subject to taxation in the United States.
“Corporate Transaction” means a merger, consolidation, acquisition of property or stock, separation, reorganization or other corporate event described in Section 424 of the Code.
“Employee” means any person who renders services to a Participating Entity as an employee pursuant to an employment relationship with such employer. For purposes of the Plan, the employment relationship shall be treated as continuing intact while the individual is on military leave, sick leave or other leave of absence approved by the Entity that meet the requirements of United States Treasury Regulation (“Treas. Reg.”) Section 1.421-1(h)(2). Where the period of leave exceeds three (3) months, or such other period of time specified in Treas. Reg. Section 1.421-1(h)(2), and the individual’s right to re-employment is not guaranteed by statute or contract, the employment relationship shall be deemed to have terminated on the first day immediately following such three-month period, or such other period specified in Treas. Reg. Section 1.421-1(h)(2).
“Participating Entity” means the Corporation or any Subsidiary which is designated by the Board from time to time in its sole discretion.
“Subsidiary” means any corporation, domestic or foreign, of which not less than 50% of the combined voting power is held by the Corporation or a Subsidiary, whether or not such corporation exists now or is hereafter organized or acquired by the Corporation or a Subsidiary. In all cases, the determination of whether an entity is a Subsidiary shall be made in accordance with Section 424(f) of the Code.
3.     Eligibility. Unless otherwise determined by the Committee in a manner that is consistent with Section 423 of the Code, any individual who is an Eligible Employee as of the first day of the enrollment period designated by the Committee for a particular Offering Period shall be eligible to participate in such Offering Period, subject to the requirements of Section 423 of the Code. Notwithstanding any provision of the Plan to the contrary, no Eligible Employee shall be granted a right under the Plan if (i) immediately after the grant of the right, such Eligible Employee (or any other person whose stock would be attributed to such Eligible Employee pursuant to Section 424(d) of the Code) would own capital stock of the Corporation or hold outstanding rights to purchase stock possessing 5% or more of the total combined voting power of value of all classes of stock of the Corporation or any Subsidiary or (ii) such right would permit his or her rights to purchase stock under all employee stock purchase plans (described in Section 423 of the Code) of the Corporation and its Subsidiaries to accrue at a rate that exceeds $25,000 of the Fair Market Value of such stock (determined at the time the right is granted) for each calendar year in which such right is outstanding at any time.

SCHEDULE B
SAY ON PAY POLICY

‘Say on Pay’ Advisory Vote

The Board (the “Board”) of BlackBerry Limited (the “Company”) believes that the Company’s shareholders should have the opportunity to understand the objectives, strategy and philosophy that the Board has used in its approach to executive compensation decisions and to have an advisory vote on the Board’s approach to executive compensation.

Purpose of the ‘Say on Pay’ Advisory Vote

The purpose of the ‘Say on Pay’ advisory vote is to provide appropriate accountability to the shareholders of the Company for the Board’s compensation decisions by giving shareholders a formal opportunity to provide their views on the Board’s approach to executive compensation. While shareholders will provide their collective advisory vote, the Board remains fully responsible for its compensation decisions and is not relieved of these responsibilities by a positive advisory vote by shareholders.

Form of Resolution

The management information circular distributed in advance of each annual meeting of shareholders will ask shareholders to consider an annual non-binding advisory resolution substantially in the following form:

Resolved, on an advisory basis and not to diminish the role and responsibilities of the board of directors, that the shareholders accept the approach to executive compensation disclosed in the Company’s information circular delivered in advance of the [insert year] annual meeting of shareholders.

Approval of the above resolution will require an affirmative vote of a majority of the votes cast at the annual meeting of shareholders.

Results of the ‘Say on Pay’ Advisory Vote

As this is an advisory vote, the results will not be binding upon the Board. However, the Board will take the results of the vote into account, as appropriate, when considering future compensation policies, procedures and decisions and in determining whether there is a need to significantly increase their engagement with shareholders on compensation and related matters.

The Company will disclose the results of the shareholder advisory vote as a part of its report on voting results for the meeting.

In the event that a significant number of shareholders cast votes against the resolution, the Board will consult with its shareholders, particularly those who are known by the Company to have voted against it, in order to understand their concerns. The Board will also review its approach to executive compensation in the context of those concerns. Shareholders who have voted against the resolution will also be encouraged to contact the Board to discuss their specific concerns. In the event a majority of the votes cast on the resolution are positive, but holders of a significant number of shares in the Company have voted negatively, the Board may nonetheless, at its discretion, undertake the above engagement process.

The Board will disclose to shareholders as soon as is practicable, ideally within six months of the vote, and no later than in the management information circular for its next annual meeting, a summary of the significant comments relating to compensation received from shareholders in the above engagement process and an explanation of the changes to the Company’s approach to executive compensation made or to be made by the Board or why no changes will be made.

Review of this Policy

The Board recognizes that ‘Say on Pay’ is an evolving area in Canada and globally, and will review this Policy annually with a view to assessing its effectiveness relative to its objectives.

B-1

SCHEDULE C
CORPORATE GOVERNANCE PRACTICES

	Governance Disclosure Requirement Under the Corporate Governance National Instrument 58-101	Comments

1.(a)	Disclose the identity of directors who are independent.
Six of the seven current Board members qualify as independent directors under National Instrument 52-110 - Audit Committees (the “Audit Committee Instrument”) and National Instrument 58-101 - Disclosure of Corporate Governance Practices (the “Corporate Governance Instrument”): Mike Daniels, Timothy Dattels, Claudia Kotchka, Richard Lynch, Barbara Stymiest and Prem Watsa. See “Report on Corporate Governance Practices - Independence of the Board” in this Management Information Circular for further details on the Board’s determination of independence. In addition, five of the six nominees for election as directors also qualify as independent directors. If the proposed nominees to the Board are elected at the Meeting, each of them (other than John Chen) will qualify as independent directors.

(b)	Disclose the identity of directors who are not independent, and describe the basis for that determination.
One of the current Board members, John Chen, does not qualify as an independent director under the Audit Committee Instrument and the Corporate Governance Instrument because Mr. Chen is an officer of the Company. See “Report on Corporate Governance Practices - Independence of the Board” in this Management Information Circular for further details on the Board’s determination of independence.

(c)
Disclose whether or not a majority of the directors are independent. If a majority of directors are not independent, describe what the Board does to facilitate its exercise of independent judgement in carrying out its responsibilities.

A majority (six of seven directors) of the current Board members are independent and if the nominees proposed for election as directors in this Management Information Circular are elected at the Meeting, a majority (five of six directors) of the directors will be independent.

(d)	If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.
All current directorships with other public entities for each of the Board members, as well as directorships in the past five years, are set forth under “Business to be Transacted at the Meeting - Election of Directors.”

(e)
Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year. If the independent directors do not hold such meetings, describe what the Board does to facilitate open and candid discussion among its independent directors.

The independent directors met regularly without non-independent directors and members of management present during Fiscal 2015 via in-camera sessions at each regularly scheduled quarterly meeting of the Board, as well as one additional Board meeting. The independent directors of the Audit and Risk Management Committee and the CNG Committee also met in-camera at each regularly scheduled quarterly meeting of the committee.

	Governance Disclosure Requirement Under the Corporate Governance National Instrument 58-101	Comments

(f)
Disclose whether or not the chair of the Board is an independent director. If the Board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the Board has neither a chair that is independent nor a lead director that is independent, describe what the Board does to provide leadership for its independent directors.

Mr. Chen is Executive Chair of the Board. Mr. Chen is not an independent director. Mr. Watsa is the Lead Director of the Board. Mr. Watsa is an independent director and is responsible for facilitating the effective functioning of the Board independently of management of the Company and for providing independent leadership to the Board. The Board Mandate attached to this Management Information Circular as Schedule D sets out other responsibilities of the Executive Chair and the Lead Director.

(g)	Disclose the attendance record of each director for all Board meetings held since the beginning of the issuer’s most recently completed financial year.
The attendance record of each director other than Ms. Kotchka (who is not standing for re-election) for all Board and standing committee meetings held since the beginning of the Company’s most recently completed financial year is set forth under each director’s biography under “Business to be Transacted at the Meeting - Election of Directors”. Ms. Kotchka attended 6/6 Board meetings and 5/5 Audit and Risk Management Committee meetings.

2.	Disclose the text of the Board’s written mandate. If the Board does not have a written mandate, describe how the Board delineates its role and responsibilities.
The written mandate of the Board is attached to this Management Information Circular as Schedule D. A description of the Board’s mandate is also set forth under “Report on Corporate Governance Practices - Mandate of the Board”.

3.(a)
Disclose whether or not the Board has developed written position descriptions for the chair and the chair of each Board committee. If the Board has not developed written position descriptions for the chair and/or the chair of each Board committee, briefly describe how the Board delineates the role and responsibilities of each such position.
The Board mandate includes a mandate for the Executive Chair. The Board has developed written mandates for the chair of each Board committee as set out in the respective committee charters.

(b)
Disclose whether or not the Board and CEO have developed a written position description for the CEO. If the Board and CEO have not developed such a position description, briefly describe how the Board delineates the role and responsibilities of the CEO.
In May 2014, the Board adopted a written position description for the CEO.

	Governance Disclosure Requirement Under the Corporate Governance National Instrument 58-101	Comments

4. (a)	Briefly describe what measures the Board takes to orient new members regarding (i) the role of the Board, its committees and its directors; and (ii) the nature and operation of the issuer’s business.
All new directors of the Company receive a comprehensive orientation. The orientation includes: meeting the Chair of the CNG Committee, the Chair of the Board and other independent directors as part of the selection process; receiving briefing materials relating to the Company’s operations and the operations of the Board and its committees, including the Company’s Business Standards and Principles, Board Mandate and committee Charters; advice from the Company’s internal and external legal counsel on their legal duties, corporate and securities obligations and the Company’s corporate governance procedures and policies; and meeting with Executive Officers as appropriate in order to understand the Company’s products, operations and key functions. The orientation process will be reviewed from time to time in connection with new appointments to the Board.

Orientation also occurs as part of the regular business of the Board and its committees. A Board dinner also typically occurs on the evening preceding the quarterly Board meeting and provides the Board an opportunity to privately (or with management invitees) discuss the Company’s business in a more informal setting. The Board intends to review the Company’s continuing orientation and education efforts periodically as appropriate.

(b)
Briefly describe what measures, if any, the Board takes to provide continuing education for its directors. If the Board does not provide continuing education, describe how the Board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

The CNG Committee’s Charter formally sets out the roles of the committee with respect to continuing education, including responsibility for the development and review of director orientation and continuing education programs. Education occurs as part of the regular business of the Board and its committees.

The Board Mandate requires that: (i) individual directors seek to participate in at least one director education program every twenty-four (24) months to remain current in, or expand upon, areas relevant to the duties of the Board and (ii) the frequency of director education should be reviewed from time to time to address changing standards in good corporate governance relating to continuing director education.

In Fiscal 2015, members of Board or its committees received briefings/updates on various topics, including U.S. and Canadian securities law developments and a variety of topics in quarterly materials from Ernst & Young LLP, including revenue recognition practices and taxation issues. The Board intends to review the Company’s continuing education efforts periodically as appropriate.

	Governance Disclosure Requirement Under the Corporate Governance National Instrument 58-101	Comments

5. (a)	Disclose whether or not the Board has adopted a written code for the directors, officers and employees of the issuer. If the Board has adopted a written code:
The Company maintains and follows a written code of business standards and principles (the “Code”) that applies to, and is acknowledged annually by, all of the directors, officers and employees of the Company. The Code incorporates a number of policies and guidelines, including the Company’s Prevention of Improper Payments Policy and Insider Trading Policy. During Fiscal 2015, the Company amended the Code to provide expressly that adherence to, and acknowledgment of, the Code is a condition of employment, expand the responsibilities of managers under the Code, require the internal reporting of suspected or observed violations, provide more information about the process for investigating violations, add requirements concerning protecting the Company against misappropriation or fraud, expand requirements to comply with applicable privacy laws, clarify and increase accountability for compliance with conflicts of interest prohibitions, expand anti-bribery and anti-money laundering provisions and other provisions relating to government contracting, modify procedures relating to approval and monitoring of expenses, clarify requirements regarding selection and treatment of suppliers, modify provisions relating to receipt of gifts, meals and entertainment and make certain other modifications.

(i)disclose how a person or company may obtain a copy of the code;
The Code is available on the Company’s website at us.blackberry.com/company/investors/corporate-governance.html, or upon request to the Corporate Secretary of the Company at its executive office, 2200 University Avenue East, Waterloo, Ontario, N2K 0A7.

	Governance Disclosure Requirement Under the Corporate Governance National Instrument 58-101	Comments

(ii)describe how the Board monitors compliance with its code, or if the Board does not monitor compliance, explain whether and how the Board satisfies itself regarding compliance with its code; and
The Board, through the Audit and Risk Management Committee, receives reports on compliance with the Code, including regarding the Company’s annual program to have employees acknowledge that they have read, understand and will comply with the Code. The Company maintains a whistleblower program and makes whistleblower reporting available to employees and external parties via a web and telephone hotline-based system supplied and operated by a third party that specializes in such reporting systems. The system allows individuals to make whistleblower reports, including anonymously, to the Company or directly to the Chair of the Audit and Risk Management Committee via the BlackBerry EthicsLink system and enables the Company or the Chair of the Audit and Risk Management Committee, as appropriate, to follow up directly with the reporter while maintaining his or her anonymity. Employees have been advised of the whistleblower program as part of the Company’s annual Code acknowledgement program. Management reports on the status of whistleblower reports to the Audit and Risk Management Committee at its quarterly meetings.

In addition, the Board is responsible for overseeing, directly and through its committees, an appropriate compliance program for the Company. The Company’s Risk Management and Compliance Council, which consists of senior management members representing all of the significant areas of the Company’s business, is responsible for oversight of the compliance program and internal corporate policies approved by the Board. The Risk Management and Compliance Council reports to the Chief Executive Officer. The Chair of the Risk Management and Compliance Council also makes a report to the Audit and Risk Management Committee, at least quarterly, on its activities. In December 2013, Steve Zipperstein, the Company’s Chief Legal Officer and Corporate Secretary was appointed Chief Compliance Officer, reporting to the Audit and Risk Management Committee, with responsibility for creating, managing and monitoring the Company’s compliance governance program.

(iii)provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.
The Company has not filed any material change report since the beginning of Fiscal 2015 that pertains to any conduct of a director or executive officer that constitutes a departure from the Code.

(b)
Describe any steps the Board takes to ensure directors exercise independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest.

If a Board member has a material interest in a transaction being reviewed by the Board, such Board member is asked to abstain from discussions and approvals relating to such transaction. In addition, the independent directors meet regularly without management and directors who are officers of the Company.

(c)	Describe any other steps the Board takes to encourage and promote a culture of ethical business conduct.
The Board has approved a number of policies and procedures to provide guidance to employees concerning business choices, decisions and behaviours, including the Code. The Board and all employees are asked to acknowledge the Code on an annual basis.

	Governance Disclosure Requirement Under the Corporate Governance National Instrument 58-101	Comments

6. (a)	Describe the process by which the Board identifies new candidates for Board nomination.
The CNG Committee is governed by a formal Charter and has the responsibility for nominating new directors. Potential nominees have in the past been identified by the CNG Committee through independent recruiting firms or by individual referrals. The selection criteria included criteria relating to:

-the specific skill set and experience required on the Board at a given time, taking into account the skill sets of the other Board members, including high technology, telecommunications, marketing and worldwide operational experience;
- personal characteristics, including integrity and high ethical standards; and
- other considerations.

In March 2015, the Board adopted the Board Diversity Policy pursuant to which the Company will strive for a diverse Board and will take into account the benefits of diversity as part of its mandate to ensure an appropriate balance of necessary skills, background, experience and knowledge on the Board. See “Report on Corporate Governance Practices - Board Diversity Policy” in this Management Information Circular for further details.

(b)
Disclose whether or not the Board has a nominating committee composed entirely of independent directors. If the Board does not have a nominating committee composed entirely of independent directors, describe what steps the Board takes to encourage an objective nomination process.
The CNG Committee is currently composed entirely of independent directors, being: Prem Watsa (Chair), Mike Daniels, Richard Lynch and Barbara Stymiest.

(c)	If the Board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.
The responsibilities of the CNG Committee include: (i) the selection and recommendation for appointment to the Board of qualified, effective directors, (ii) the review of individual directors’ qualifications and (iii) orientation and education of new directors. The responsibilities of the CNG Committee relating to nominations are set forth under “Board Committees” in this Management Information Circular and in its charter available on the Company’s website at www.blackberry.com.

7. (a)	Describe the process by which the Board determines the compensation for the issuer’s directors and officers.
Details of the compensation paid to independent directors and officers of the Company can be found under the headings “Executive Compensation” and “Director Compensation” in this Management Information Circular.

The process used by the Board to determine the compensation of the Company’s officers and the independent directors is set forth under the headings “Executive Compensation” and “Director Compensation” in this Management Information Circular.

(b)
Disclose whether or not the Board has a compensation committee composed entirely of independent directors. If the Board does not have a compensation committee composed entirely of independent directors, describe what steps the Board takes to ensure an objective process for determining such compensation.
The CNG Committee is currently composed entirely of independent directors, being: Prem Watsa (Chair), Mike Daniels, Richard Lynch and Barbara Stymiest.

	Governance Disclosure Requirement Under the Corporate Governance National Instrument 58-101	Comments

(c)	If the Board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.
The responsibilities of the CNG Committee are set forth under “Board Committees” in this Management Information Circular and in its charter available on the Company’s website at
us.blackberry.com/company/investors/corporate-governance.html.

8.	If the Board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.	The Company does not currently have any standing committees other than the Audit and Risk Management Committee and the CNG Committee.

9.
Disclose whether or not the Board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the Board satisfies itself that the Board, its committees and its individual directors are performing effectively.

The CNG Committee monitors the effectiveness of the relationship between management and the Board, the effectiveness of the operation of the Board, Board committees and individual directors and recommends improvements to each of the above. Through an annual effectiveness questionnaire that is completed by each director, the Board, its committees, their respective chairs and individual directors (by self-assessment) are formally assessed with respect to their effectiveness and contribution. The completed questionnaires are reviewed by the Chair who subsequently discusses with each director their respective questionnaires and reports to the Board on the results of the evaluation process.

10.
Disclose whether or not the Company has adopted term limits for the directors on the Board or other mechanisms of board renewal and, if so, include a description of those director term limits or other mechanisms of board renewal. If the Company has not adopted director term limits or other mechanisms of board renewal, disclose why it has not done so.

The Company has not adopted term limits for its directors or other mechanisms of Board renewal, in part, because Board renewal has not been a challenge for the Company in recent years. Specifically, the average tenure of the current directors is low, at approximately 36 months, or three years. In addition, the Board believes that the nomination and voting process will only produce directors who are able to make a meaningful contribution.

11.(a)
Disclose whether the Company has adopted a written policy relating to the identification and nomination of women directors. If the Company has not adopted such a policy, disclose why it has not done so.
In March 2015, the Board adopted the Board Diversity Policy pursuant to which the Company will strive for a diverse Board.

(b)
If the Company has adopted a policy referred to in (a), disclose the following in respect of the policy:

(i) a short summary of its objectives and key provisions;

(ii) the measures taken to ensure that the policy has been effectively implemented;

(iii) annual and cumulative progress by the issuer in achieving the objectives of the policy, and

(iv) whether and, if so, how the Board or the nominating committee measures the effectiveness of the policy.

When identifying candidates to recommend for appointment or election to the Board, the CNG Committee and Executive Chair will (a) consider only individuals who are highly qualified, based on their experience, functional expertise, skills and character; and (b) take into account criteria that promote diversity, including gender, race, religion, ethnicity, sexual orientation, physical ability, geographic representation, age, and other personal characteristics as the Board may determine from time to time.

The Board Diversity Policy provides that the CNG Committee is responsible for implementing the policy and monitoring progress towards the achievement of its objectives. The CNG Committee will also review the Board Diversity Policy from time to time and may recommend changes to the policy or additional objectives, as appropriate.

	Governance Disclosure Requirement Under the Corporate Governance National Instrument 58-101	Comments

12.
Disclose whether and, if so, how the Board or nominating committee considers the level of representation of women on the Board in identifying and nominating candidates for election or re-election to the Board. If the Company does not consider the level of representation of women on the Board in identifying and nominating candidates for election or re-election to the Board, disclose the Company’s reasons for not doing so.

In March 2015, the Board adopted the Board Diversity Policy pursuant to which the CNG Committee and the Executive Chair are required to take into account criteria that promote diversity, including gender (among other categories), when identifying candidates to recommend for appointment or election to the Board. As such, consideration of the level of representation of women on the Board is one factor among many that plays a role in the CNG Committee’s and Executive Chair’s decision-making process.

13.
Disclose whether and, if so, how the Company considers the level of representation of women in executive officer positions when making executive officer appointments. If the Company does not consider the level of representation of women in executive officer positions when making executive officer appointments, disclose the Company’s reasons for not doing so.

The Company is committed to diversity in the workplace and considers a multitude of factors when making executive officer appointments, including, primarily, the available talent in the industry, as well as the level of representation of women.

14.
Disclose whether the Company has adopted targets regarding women on the Company’s Board or in executive officer positions of the Company. If the Company has not adopted targets, disclose why it has not done so.

The Company has not adopted targets regarding women on the Board or in executive officer positions. The Board believes that the combination of qualities desirable in the Company’s directors and executive officers severely restricts the availability of suitable individuals, and therefore targets have not been adopted.

15.
(a) Disclose the number and proportion (in percentage terms) of directors on the Board who are women.

(b) Disclose the number and proportion (in percentage terms) of executive officers of the Company, including all major subsidiaries of the Company, who are women.

Currently, there are two women on the Board, representing approximately 28.6% of the total number of directors.

Currently, the Company has one woman Executive Officer, representing approximately 8.3% of the total number of Executive Officers.

SCHEDULE D
MANDATE OF THE BOARD OF DIRECTORS OF BLACKBERRY LIMITED
The Board of Directors (the “Board”) of BlackBerry Limited (the “Corporation”) is responsible for supervising the management of the Corporation’s business and affairs. The Board makes major policy decisions, delegates to management the authority and responsibility for the day-to-day affairs of the Corporation and reviews management’s performance and effectiveness on an ongoing basis.

From time to time, the Board may delegate certain duties and responsibilities to committees comprised of its member directors (“Directors”). The Board has formed two standing committees, an Audit & Risk Management Committee and a Compensation, Nomination & Governance Committee, to perform certain delegated duties and responsibilities in accordance with their respective charters. From time to time, the Board may also establish special committees to review and make recommendations on specific matters. Any delegation to a standing or special committee does not relieve the Board of its overall responsibilities.

The Board may engage the services of independent advisors to assist the Board in fulfilling its duties and responsibilities. Committees of the Board also may engage the services of independent advisors in accordance with their respective charters.

Meetings of the Board will be held at least quarterly and as otherwise required.

1.	RESPONSIBILITIES OF THE BOARD

In its supervision and management of the Corporation’s business and affairs, the Board has the following responsibilities:

1)	promoting a culture of integrity throughout the organization;

2)	overseeing and approving the Corporation’s strategic initiatives and the implementation of such initiatives;

3)	assessing the principal business risks of the Corporation;

4)	overseeing the Company’s compliance activities, including in the areas of legal/regulatory compliance and corporate policies within the purview of the Board;

5)	reviewing the Corporation’s organizational structure and succession planning;

6)	at any time that the Board Chair is an officer or employee of the Corporation, monitoring the executive performance of the Board Chair and approving his or her compensation;

7)
monitoring the Chief Executive Officer’s performance (including his or her monitoring of other executive management), approving his or her compensation and reviewing the Corporation’s overall compensation policy for executive managers;

8)	adopting and monitoring a disclosure policy for the Corporation;

9)	monitoring the integrity of internal control and management information systems; and

10)	developing the Corporation’s approach to corporate governance.

2.	BOARD CHAIR AND RESPONSIBILITIES

The Directors will elect one of the Directors to be the Board Chair. The Chair will facilitate the effective functioning of the Board and will provide leadership to the Board. The responsibilities of the Chair will include, among other things, the following:

1)	Assume primary responsibility for the effective operation of the Board;

2)	Act as liaison between the Board and the Chief Executive Officer and facilitate the proper flow of information to the Board from management;

3)	In consultation with the Chief Executive Officer, take appropriate steps to foster an effective relationship between executive management personnel and the Board;

4)	Lead the Board in monitoring and influencing strategic management;

5)	Ensure that the responsibilities of the Board are well understood by both the Board and management;

6)	Together with the other members of the Board, develop and maintain appropriate processes for the evaluation of the Chief Executive Officer and other executive management;

7)	Lead and oversee compliance with the governance policies of the Board;

8)	Together with the other members of the Board, develop and maintain procedures to regularly assess the effectiveness of the Board, its committees and individual Directors;

9)
Consult with the Board, the Lead Director (if any), the Chief Executive Officer and the Corporate Secretary to set Board agendas that are based on the responsibilities of the Board and reflect current priorities and require that materials and any information sent to the Board are appropriate and timely;

10)	Convene and chair meetings of the Board in a manner that facilitates debate and encourages Director participation;

11)	Attend committee meetings as appropriate;

12)	Communicate with Directors between meetings as appropriate;

13)	Be available for consultation and direct communication with shareholders and other stakeholders, as considered appropriate;

14)	Chair annual and special meetings of the shareholders of the Corporation; and

15)	Perform such other duties and responsibilities as may be determined by the Board from time to time.

In the event of a temporary absence of the Chair, the Lead Director or, in the absence of a Lead Director, another Director chosen by the Directors will perform the responsibilities of the Chair.

3.	LEAD DIRECTOR AND RESPONSIBILITIES

At any time that the Corporation has a Chair who is not “independent” within the meaning of applicable securities laws and stock exchange rules, the independent Directors will elect one of the independent Directors to be the Lead Director with the intent that the Lead Director will provide independent leadership to the Board. The responsibilities of the Lead Director will include, among other things, the following:

1)	Assume primary responsibility for the independence of the Board from management, and ensure that the boundaries between the Board and management are clearly understood and respected;

2)
Convene and chair sessions of the Board, including at each quarterly scheduled meeting, consisting exclusively of independent directors in a manner that facilitates debate and encourages Director participation, and consult with the Chair on any matters arising out of such sessions;

3)	Communicate with independent Directors and the Chief Executive Officer between meetings as appropriate, including with respect to Board agendas;

4)
In consultation with the Compensation, Nominating and Governance Committee and the independent Directors, develop and review the Chair’s position description and the position description of the Chief Executive Officer and lead the Board’s review and discussion of their performance; and

5)	Ensure that the Board has sufficient resources to conduct its business independently in accordance with the principles set out in this Mandate and applicable law.

In the event of a temporary absence of the Lead Director, one of the other independent Directors, as determined by a majority of the independent Directors, will perform the responsibilities of the Lead Director.

4.	INDIVIDUAL MEMBER RESPONSIBILITIES

In order to facilitate the Board fulfilling its role, each Director of the Board will:

1)	Time and Attention: Attend, to the best of their ability, all Board and committee meetings, review materials in advance of those meetings and take an active part in Board discussions.

2)
Best Practices: Strive to perform his or her duties in keeping with current and emerging corporate governance practices for directors of publicly traded corporations and the policies of the Corporation.

3)
Continuing Education: Seek to participate in at least one director education program every twenty-four (24) months to remain current in, or expand upon, areas relevant to the duties of a Director. The frequency of Director education should be reviewed from time to time to address changing standards in good corporate governance relating to continuing director education.

4)
Change of Employment Notification: Promptly notify the Board of any change in the Director’s employer or employment status to ensure that the impact on the Board, if any, and its ability to fulfill its role, can be evaluated by the Board.

5)
Limit on Board Service: Without the prior consideration and approval of the Board, refrain from serving concurrently on more than six (6) public company boards of directors or, in the case of any Director who is the chief executive officer of a public company, on more than three (3) public company boards of directors including the board of the public company of which the Director is the chief executive officer.

6)	Conflicts of Interest: Advise the Board of any conflicts, or potential conflicts, of interest in accordance with the Corporation’s Code of Business Standards and Principles.

5.	CONTACTING THE BOARD

Members of the Board can be contacted through the Corporate Secretary of the Corporation who may be contacted through the Corporation’s head office at:

2200 University Avenue East
Waterloo, Ontario
Canada N2K 0A7
Tel: (519) 888-7465

6.	ANNUAL REVIEW OF BOARD MANDATE

This Mandate of the Board will be reviewed annually and updated as the Board deems appropriate.

DOCUMENT 4

BlackBerry.

Computershare

8th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

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This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. Every holder of common shares ("Common Shares") of the Company has the right to appoint some other person or company of their choice, who need not be a shareholder of the Company, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).
2. If the Common Shares are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.
3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management of the Company to the holder.
5. The Common Shares represented by this proxy will be voted or withheld from voting as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted FOR the matters listed in items 1-5.
6. The Common Shares represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the Common Shares will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.
8. This proxy should be read in conjunction with the accompanying Notice of Meeting and Management Information Circular of the Company.

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Proxies submitted must be received by 10:00 am, Eastern Daylight Time, on June 19, 2015.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

1-866-732-VOTE (8683) Toll Free

To Vote Using the Internet

- Go to the following web site: www.investorvote.com
- Smartphone? Scan the QR code to vote now.

To Receive Documents Electronically

- You can enroll to receive future securityholder communications electronically by visiting www.computershare.com/eDelivery and clicking on "eDelivery Signup".

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER

Appointment of Proxyholder

I/We, being shareholder(s) of the Company hereby appoint: John Chen, Executive Chair and Chief Executive Officer of the Company, or failing him, Prem Watsa, Lead Director of the Board of Directors of the Company

OR

Print the name of the person you are appointing if this person is someone other than John Chen or Prem Watsa.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on my/our behalf in accordance with the following direction (or if no directions have been given, FOR the matters listed in items 1-5) and all other matters that may properly come before the Annual and Special Meeting of the shareholders (the "Meeting") of the Company to be held on June 23, 2015, at the Humanities Theatre, University of Waterloo, 200 University Avenue West, Waterloo, Ontario, N2L 3G1 at 10:00 a.m., and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY **HIGHLIGHTED TEXT** OVER THE BOXES.

1. Election of Directors

	For	Withhold		For	Withhold		For	Withhold
01. John Chen	☐	☐	02. Michael Daniels	☐	☐	03. Timothy Dattels	☐	☐
04. Richard Lynch	☐	☐	05. Barbara Stymiest	☐	☐	06. Prem Watsa	☐	☐

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2. Appointment of Auditors

For ☐ Withhold ☐

3. Approval of the Employee Share Purchase Plan

For ☐ Against ☐

4. Amendment to the Equity Incentive Plan

For ☐ Against ☐

5. Advisory Vote on Executive Compensation

For ☐ Against ☐

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Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted FOR the matters listed in items 1-5.

Signature(s)

Date

DD / MM / YY

Interim Financial Statements - Mark this box if you would like to receive Interim Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

Annual Financial Statements - Mark this box if you would NOT like to receive the Annual Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

Information Circular - Mark this box if you would like to receive the Information Circular by mail for the next securityholders' meeting. ☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

R I M Q 2 0 8 6 2 3 A R 2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLACKBERRY LIMITED
(Registrant)
Date:	May 21, 2015	By:	/S/ JAMES YERSH
			Name:	James Yersh
			Title:	Chief Financial Officer